Annual Report 2004



Matrix

Changing the Way the World Brings Products to Market™

MatrixOne, Inc. (NASDAQ: MONE) is a recognized leader in delivering collaborative product lifecycle management (PLM) solutions. By giving companies from a broad range of industries the ability to rapidly deploy a secure collaborative environment for their value chain that eliminates the barriers caused by geographically dispersed organizations and multiple disparate systems, we enable them to dramatically accelerate time-to-market and significantly reduce product development costs. Industry leaders such as Adidas-Salomon, Agilent Technologies, General Electric, Honda, John Deere, Nokia, Philips, Porsche, Procter & Gamble, Toshiba and Yazaki trust our solutions to help them bring together people, processes, content and systems to achieve a compelling competitive advantage. As a result, these companies are bringing the right products to market, at the right time, at the right cost.



MatrixOne

Changing the Way the World Brings Products to Market™

FINANCIAL HIGHLIGHTS

FISCAL YEAR	2004	2003	2002	2001	2000
STATEMENTS OF OPERATIONS DATA			(in thousands)		
Total revenues	$ 109,083	$ 109,408	$ 121,463	$ 145,390	$ 76,451
Gross profit	56,033	57,447	61,058	91,441	43,904
Total operating expenses	73,459	83,708	93,076	90,570	53,398
Net income (loss)	(16,209)	(24,480)	(28,705)	8,846	(6,453)
BALANCE SHEET DATA					
Cash and cash equivalents	$ 118,414	$ 127,665	$ 139,642	$ 156,349	$ 153,455
Total assets	157,145	168,684	200,948	217,626	184,417
Total stockholders' equity	116,879	129,385	149,090	169,316	151,593

Total Revenues by Quarter for FY 2004 *(in thousands)*


$ 35,000
25,000
15,000
5,000
0
Q1
Q2
Q3
Q4

Pro Forma Basic and Diluted Earnings Per Share by Quarter for FY 2004 *


$ 0.05
0.00
(0.05)
(0.10)
(0.15)
Q1
Q2
Q3
Q4

* excludes stock-based compensation, restructuring charges and asset impairment and disposal charges

DEAR FELLOW SHAREHOLDER:

I am pleased to report that we achieved significant improvements in many key measures of our business over the last twelve months and we enter our new fiscal year with growing confidence and momentum. In the past fiscal year, we reported improved operating results, announced our first acquisition, and in the fourth quarter, returned the Company to profitability and positive cash flow. Most importantly, we strengthened our leadership position and market share in what researchers are forecasting to become the fastest growing class of enterprise software – Product Lifecycle Management (PLM) – as more and more companies turned to MatrixOne to help bring innovative new products to market. Companies such as DaimlerChrysler, NEC Electric, Nortel Networks, Sony Ericsson, and Sun Microsystems are now reshaping their businesses with our solutions and helping us shape the PLM market for years to come.

PLM – The Competitive Advantage

Today's businesses are facing new emerging issues that require them to rethink how they develop, design and manage products from initial concept through retirement. Companies now have to manage globally dispersed product development teams in emerging markets such as China and India, meet increasingly stringent government and regulatory compliance requirements and manage the entire lifecycle of a product while more and more of it is being designed and developed by their partners and suppliers. These challenges are driving demand for enterprise

"Our solid execution and financial results during the last fiscal year are a testament to our value proposition, the strength of our technology, and the commitment to profitable growth shared by every employee of our Company. We remain confident that our focused strategy for profitable growth will enable us to extend our leadership position within the PLM market and drive continued improvements in our financial performance."

– Mark F. O'Connell, President and Chief Executive Officer, MatrixOne



"We are leveraging the unique strengths of MatrixOne's advanced PLM solutions and their deep domain expertise in the electronics industry to dramatically accelerate product innovation and reduce product development costs. This is enabling Sony Ericsson to achieve a key competitive differentiator in the rapidly growing mobile communications market."

– Colin Boyd, Corporate Vice President for IS/IT, Sony Ericsson Mobile Communications

Sony Ericsson


Record
More

software solutions that can enable companies to deliver greater value to their customers and improved financial performance to their investors. The accelerating adoption of PLM strategies by executives in many industries is leading researchers to predict that PLM will become the fastest growing class of enterprise software over the next five years. AMR Research[1] expects that the market for core PLM software and services will grow from $5.0 billion in 2003 to $9.4 billion by 2008 – a compounded average growth rate of 13% per year. We believe the unyielding commitment to customer success shared by every employee of our Company, combined with the strength of our solutions and the effectiveness of our global alliance partnerships uniquely positions us to exploit this growth opportunity.

PLM – The Opportunity for Growth

The single largest opportunity we see in the PLM market over the next decade is the increasing value and importance that semiconductors, electronics, and software will have in products across every major industrial market. The life cycles of most new products – from mobile phones to automobiles to appliances to apparel goods – are becoming shorter and shorter as customer requirements and technological capabilities change with tremendous velocity. The evolution of product development is driving demand for new solutions that can manage growing electronic design teams, complex design processes and large amounts of data. To better position our customers for success in dealing with these challenges, we have been focused on improving our already strong position in the global electronics market. We recently acquired Synchronicity Software, the leader in electronic design automation for design management, collaboration and intellectual property reuse solutions for the global electronics industry. Synchronicity solutions are being used by many of the most powerful chip developers in the world including Cypress, Intel, LSI Logic, Micron, STMicroelectronics, and Qualcomm. The acquisition of Synchronicity deepens our already rich domain expertise in the electronics market with a tremendously talented team of people and partners; significantly strengthens our value proposition in electronics by adding unique, proven solutions for electronic design management and collaboration; and enhances our customer base with dominant electronics customers who are just beginning to embrace a broader PLM strategy. During the last fiscal year, we further expanded our global distribution channel into the electronics market by developing an OEM relationship with Cadence Design Systems. Cadence is leveraging our advanced PLM solutions to bring a new design management and collaboration solution to its large base of customers who develop printed circuit boards as a critical component of their new products. With our acquisition of Synchronicity, our unique partnerships with Cadence, IBM, and Intel, and our strong position within many of the world's most innovative high tech companies, we believe no PLM vendor is better positioned to take advantage of the global electronics market than MatrixOne.



"Over time, electronics and software will represent more of a product's value . . . this requires connecting these different design teams together along with the unique tools and data they use. The combination of MatrixOne's core PLM capabilities and Synchronicity's unique support for design reuse in semiconductor development makes reasonable the notion of electronics as a horizontal capability spanning many industries."

– Kevin O'Marah, Vice President of Research, AMR Research[2]

AMR Research

"While we are pleased with the improvements we made in our own business performance during the past fiscal year, we are even more excited by the increasing number of world-class innovators who turned to our solutions to improve their business performance. These companies are reshaping their businesses with our solutions and helping us shape the PLM market for years to come."

– Mark F. O'Connell, President and Chief Executive Officer, MatrixOne



Focus on Profitable Growth

In fiscal year 2005, we will seek to execute on three key initiatives focused on profitable growth:

1) enable our customers to leverage their success with our solutions to solve additional business challenges;
2) optimize the rich domain expertise of our people and alliance partners to expand our customer base to include the innovative companies that are fueling growth in the PLM industry; and
3) extend our strong position in the global electronics market.

We are confident that our focused strategy for profitable growth will enable us to strengthen our leadership position in the product lifecycle management market and continue to create compelling investment opportunities for our investors. On behalf of all of our employees, I thank you, our valued shareholder, for your continued confidence in MatrixOne.

Sincerely,

Mark F. O'Connell
President and Chief Executive Officer
MatrixOne, Inc.

[1] AMR Research, The Product Lifecycle Management Applications Report 2003-2008, July 2004
[2] The AMR Research Alert, MatrixOne Accelerates PLM for Semiconductor With Synchronicity Acquisition, June 09, 2004

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-K

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended July 3, 2004

Commission File Number 000-29309

MATRIXONE, INC.

(Exact Name of Registrant as Specified in Its Charter)

Delaware	**02-0372301**
(State or Other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification No.)

210 Littleton Road
Westford, Massachusetts 01886
(Address, Including Zip Code, of Principal Executive Offices)

(978) 589-4000
(Registrant's Telephone Number, Including Area Code)

Securities Registered Pursuant To Section 12(b) of the Act: **None**

Securities Registered Pursuant to Section 12(g) of the Act:
Common Stock, $0.01 par value per share
(Title of Class)

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports); and (2) has been subject to such filing requirements for the past 90 days. Yes [X] No [ ]

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. [X]

Indicate by check mark whether the registrant is an accelerated filer (as defined in Exchange Act Rule 12b-2). Yes [X] No [ ]

As of January 2, 2004, the aggregate market value of the Common Stock held by non-affiliates based on the last sales price reported was $304,671,522.

As of August 24, 2004, there were 51,045,322 shares of Common Stock outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the registrant's definitive proxy statement for the registrant's 2004 annual meeting of stockholders, which is expected to be filed pursuant to Regulation 14A within 120 days of the registrant's fiscal year ended July 3, 2004, are incorporated by reference into Part III of this Annual Report on Form 10-K.

MATRIXONE, INC.
ANNUAL REPORT ON FORM 10-K
FOR THE FISCAL YEAR ENDED JULY 3, 2004

TABLE OF CONTENTS

		Page
PART I		
Item 1:	Business	1
Item 2:	Properties	12
Item 3:	Legal Proceedings	12
Item 4:	Submission of Matters to a Vote of Security Holders	13
PART II		
Item 5:	Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities	14
Item 6:	Selected Financial Data	15
Item 7:	Management's Discussion and Analysis of Financial Condition and Results of Operations	16
Item 7A:	Quantitative and Qualitative Disclosures About Market Risk	48
Item 8:	Financial Statements and Supplementary Data	50
Item 9:	Changes in and Disagreements with Accountants on Accounting and Financial Disclosure	79
Item 9A:	Controls and Procedures	79
Item 9B:	Other Information	79
PART III		
Item 10:	Directors and Executive Officers of the Registrant	79
Item 11:	Executive Compensation	79
Item 12:	Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters	80
Item 13:	Certain Relationships and Related Transactions	80
Item 14:	Principal Accountant Fees and Services	80
PART IV		
Item 15:	Exhibits and Financial Statement Schedules	80
Signatures		84

PART I

Except for the historical information contained herein, the matters discussed in this Annual Report on Form 10-K are forward-looking statements that involve risks and uncertainties. MatrixOne, Inc. makes such forward-looking statements under the provision of the "Safe Harbor" section of the Private Securities Litigation Reform Act of 1995. In this Annual Report on Form 10-K, words such as "may," "will," "should," "could," "future," "estimates," "predicts," "potential," "believes," "anticipates," "plans," "expects," "intends," and similar expressions (as well as other words or expressions referencing future events, conditions or circumstances) are intended to identify forward-looking statements. Our actual results and the timing of certain events may differ materially from the results discussed, projected, anticipated or indicated in any forward-looking statements. Any forward-looking statement should be considered in light of the factors discussed in Item 7 under "Cautionary Statements."

ITEM 1: BUSINESS

General

MatrixOne, Inc. is a provider of collaborative product lifecycle management ("PLM") solutions. Our solutions enable companies from a broad range of industries to accelerate innovation and time to market and drive efficiencies into the product development processes by allowing for the collaborative development, building and management of their products. Our interoperable solutions bring together people, processes, content and systems throughout global value chains of employees, customers, suppliers and partners to achieve a competitive advantage by bringing the right products and services to market cost-effectively. By unifying and streamlining processes across the product lifecycle, companies can easily work on projects with parties inside and outside of their enterprises to achieve greater efficiency and profitability. In addition, our technology enables companies to adapt, react and scale quickly to address their ever-changing business requirements.

Our collaborative PLM solutions are based on our suite of software products, collectively referred to as Matrix10™. Our Matrix10 offering is a comprehensive and flexible PLM environment that consists of three components: the Matrix PLM Platform™, our Business Process Applications™ and our Enterprise Integration offerings. These products allow our customers to address many critical business issues, including:

- Gaining visibility, control and measurement of product investments;
- Turning customer and market requirements into product design;
- Achieving synchronous design between the electronics, mechanical packaging and the software development involved in bringing a new product to market;
- Enabling global product development to harness the power of global resources;
- Collaborating with suppliers as early as possible in the product development process; and
- Ensuring regulatory compliance.

We also offer a variety of services that complement our PLM software. Our professional services personnel provide rapid and cost-effective implementation, integration and other consulting services. These personnel capture and model the specific business processes that reflect our customers' planning, design, manufacturing, sales and service practices. We also provide training, maintenance and customer support services to continuously enhance the value of our products to our customers. In addition, we have a global network of systems integrators who are experienced in providing implementation and integration services to our customers. Many of our customers use their preferred systems integrators or perform their own implementations.

We incorporated in Delaware under the name Adra Systems, Inc. in July 1983. In October 1997, we changed our name to MatrixOne, Inc. and in May 1998, we sold our legacy design and manufacturing software business, Adra Systems, to focus on our PLM solutions. Our principal executive offices are located at 210 Littleton Road, Westford, Massachusetts 01886 and our telephone number is (978) 589-4000. Our Internet address is www.matrixone.com. The information contained on our website is not incorporated by reference in this Annual Report on Form 10-K.

Principal Products

Our Matrix10 PLM environment provides organizations with a single, secure environment that eliminates the barriers to collaborative product development efforts, which are caused by geographically dispersed organizations and value chains, multiple disparate systems and increasing security requirements. The Matrix10 PLM environment consists of three major components:

- The Matrix PLM Platform serves as the foundation for the Matrix10 PLM environment and includes the MatrixOne PLM Modeling Studio™, which enables organizations to easily configure processes, interfaces and data schema;

- Our Business Process Applications allow companies to improve the way they collaborate with internal and external teams, develop products and work with suppliers and partners and incorporate the best practices of some of the world's most innovative companies; and

- Our Enterprise Integration offerings enable seamless data sharing between the Matrix10 PLM environment and third-party enterprise applications and tools, including leading mechanical computer aided design ("MCAD") and electronic design automation ("EDA") systems.

Matrix PLM Platform

The Matrix PLM Platform, which includes modeling capabilities, serves as the foundation for the Matrix10 PLM environment and is the underlying engine for Matrix10's Business Process Applications and Enterprise Integrations. The Matrix PLM Platform is the core technology that provides all of the essential functionality that empowers our customers to deliver better products to market, in a shorter time frame and at a lower cost.

The Matrix PLM Platform enables companies to model, automate and expedite business processes across global value chains of employees, customers, suppliers and partners. In addition, the Matrix PLM Platform gives our customers an easy way to receive and find product-related information, carry out tasks and communicate. It also provides protection against intruders and firewall-friendly, role-based access to only the most up-to-date and approved information.

The Matrix PLM Platform captures product and related process information simultaneously. Our customers can link and classify items, assign properties and provide role-based behavior. Unlike other URL-based approaches, the Matrix PLM Platform's objects contain detailed associations and services. It also handles many data sources, such as computer-aided design ("CAD"), product data management, enterprise resource planning ("ERP"), customer order, visualization and other applications. The Matrix PLM Platform also provides the flexibility needed to model and improve business processes dynamically, without disrupting business operations and adapt to ever-changing requirements, suppliers, partners, acquisitions, technology and product direction in real time.

Some of the key features of the Matrix PLM Platform include:

- dynamic modeling through the Modeling Studio, which is an integrated set of tools that enable customers to easily configure processes, interfaces and data schema to meet their needs;

- a scalable architecture that enables the addition of database servers and industry standard web application servers for load balancing and supporting geographically dispersed deployments;

- file storage services that enable efficient file server distribution so large files remain close to the users who access them most frequently, while ensuring that all users worldwide enjoy easy access to those files as needed;

- a standards-based, open environment that enables organizations to quickly and easily implement a PLM strategy across diverse environments, applications and platforms;

- advanced XML communication capabilities that enable seamless integration to other enterprise systems and drive a standards-based approach for system-to-system communication;

- a common integration framework that ensures a standards-based approach for integrations to a wide range of authoring and design tools, including MCAD, EDA, ERP and office desktop tools; and

- robust security that supports smart card authentication and digital certificate technologies, single-sign-on functionality and advanced lightweight directory access protocol integration ensures that suppliers, partners and project teams access only the information critical to their job function.

Business Process Applications

Our portfolio of Business Process Applications addresses the diverse needs of a wide range of both cross-functional and specialized roles within an organization. Incorporating the best practices of some of the world's most innovative companies, our Business Process Applications allow companies to improve the way they collaborate with internal and external teams, develop products and work with suppliers and partners. Customers from a broad range of industries are using our Business Process Applications to transform their global value chain of employees, customers, suppliers and partners into a virtual enterprise, to both enhance product development efficiencies through interoperable processes that span concept-to-retirement and share process expertise across multiple companies and geographies.

Companies can start with any one of our applications and add additional applications at a later time without interrupting their business operations. These applications work in conjunction with the Matrix PLM Platform and our broad offering of Enterprise Integrations. Through the use of our Modeling Studio these applications are easily configured and customized to fit a company's existing processes and business model. Together, these applications enable our customers' users, across multiple divisions and companies to contribute to the successful delivery of products and services.

Our Business Process Applications include:

- MatrixOne Document Central™ is a document management solution that enables companies to publish, share and find files with library classifications tailored to the various roles throughout the entire product lifecycle. The use of this application allows improved knowledge transfer between functional disciplines, which leads to increased intellectual property reuse and thus improved productivity.

- MatrixOne Engineering Central™ enables companies to manage the mechanical, electrical and software definitions of a product in order to automatically capture, communicate and synchronize product designs. This application provides companies with visibility into the design change process and allows them to more efficiently hand-off product definitions from research and development to manufacturing, therefore improving new product time to market.

- MatrixOne Product Central™ enables companies to manage conceptual and commercial aspects of their products to ensure that product features are based on customer needs. This application provides organizations with the ability to more accurately define a portfolio of products, features and configuration options based on specific customer and market requirements. By providing organizations with the ability to bridge the gap between marketing requirements and engineering design, this application allows companies to improve part and design reuse by utilizing common modules across multiple product lines and to ultimately deliver the right products to market as quickly and efficiently as possible.

- MatrixOne Program Central™ enables companies to efficiently manage complex programs and projects that rely on extensive collaboration across global value chains of employees, customers, suppliers and partners. This application provides management with real-time visibility into a project's status in terms of process, costs and benefits and allows decision makers to easily determine which projects have the highest probability for success.

- MatrixOne Sourcing Central™ provides organizations with advanced online Request for Quote ("RFQ") functionality for complex engineered goods, allowing purchasing teams to collaborate with internal teams and external suppliers. This application helps companies streamline sourcing and product cycles, resulting in improved supplier bid response time and accuracy. Through this collaboration, suppliers provide meaningful input during product design, leading to more innovative products while having a direct impact on reducing cost of goods sold.

- MatrixOne Specification Central™ allows companies to capture and share data-rich product specification information such as packaging, raw materials and formulas with internal and external teams. This application provides organizations with standard templates to define product information, enabling them to more effectively control specification changes and encourage reuse, thereby improving product quality and reducing development cycle times.

- MatrixOne Supplier Central™ provides companies with secure access to outsourced design and manufacturing partners, enabling them to become an integral part of the design collaboration process. This application allows organizations to ensure both supplier and product quality through scorecards, part quality plans, certifications and supplier capability management. These capabilities enable companies to improve performance and predictability of both delivery and quality throughout their supply base.

- MatrixOne Team Central™ offers a secure, structured, virtual workplace that enables ad-hoc collaboration for cross-functional, multi-organizational and geographically dispersed teams. Members can collaborate on documents and structured product data, such as parts and RFQs, which are created and managed with other MatrixOne Business Process applications, through discussions, notifications, alerts, online conferencing and workflow approval processes. Through improved global team collaboration, Team Central enables companies to reduce their time to market and improve product quality through better informed, timely decision making.

Enterprise Integrations

We provide a broad spectrum of integration products that offer application-to-application interoperability and provide simultaneous access to real time data. These integration products give users cross-application control of information and processes on both sides of their firewall.

We offer approximately 30 integrations and technologies to enable seamless data sharing between Matrix10 and other third-party MCAD, EDA, computer-aided software engineering applications and enterprise applications such as ERP, supply chain management and customer relationship management.

The MatrixOne Adaplet Tool Kit technology applies patent-pending enterprise application integration methodologies to drive both ready-to-use and custom solutions that integrate Matrix10 with other products.

Product Technology and Architecture

Our PLM software is based on an Internet architecture utilizing open standards and Extensible Mark-up Language ("XML") technology and is enhanced by our proprietary technology for information integration and accelerated content delivery. An enterprise can choose from a variety of web application server architectures, such as BEA WebLogic, IBM WebSphere , Tomcat and SunOne Web Server, to deploy their solution with no change to their business logic. In addition, an enterprise can base its solution on any mix of Java-based distributed software architectures, including Enterprise Java Beans, Remote Method Invocation and Common Object Request Broker Architecture. Our Matrix PLM Platform also offers XML capabilities that allow companies to exchange messages and content with collaborating partners or industry exchanges. Messages can comply with the evolving standard vocabularies such as RosettaNet, cXML or BizTalk or independently defined vocabularies. The result is a scalable, flexible environment that virtually eliminates the need for lengthy in-house development of complex custom software, thereby resulting in a lower cost of ownership. The software consists of an Internet platform, tailorable business process applications, and reusable business process components, integrations to third-party software and development tools.

At the center of our architecture is the Matrix PLM Platform, which runs on Microsoft, UNIX and Linux operating systems. The Matrix PLM Platform forms the intermediary between the MatrixOne Business Process Applications or the MatrixOne Web user interface and the database and provides the necessary security, access control and application services to enable collaboration among multiple businesses. Mobile users can be connected to the server through the wireless application protocol ("WAP"). The Matrix PLM Platform is compliant with hypertext transport protocol ("HTTP") and secure HTTP ("HTTPS"), providing the business model and XML representations to HTML, Java and Wireless Markup Language applications.

The Web user interfaces are Java and HTML based applications that can run on Microsoft Internet Explorer, Netscape Communicator and other commercially available Web browsers, they can also be tailored to run on appropriate WAP based devices. There are also Windows and UNIX versions of our products for users who prefer to run the applications on their desktop computers, rather than through a Web browser interface. We support numerous operating systems including Windows 2000, Windows XP, Windows NT, Hewlett Packard HP-UX, IBM AIX and Sun Solaris, and MAC for our applications. We follow the Microsoft standards for Windows 2000 and the Internet standards for Java running with Microsoft Internet Explorer, Netscape Communicator and Mozilla for certain platforms.

The storage layer includes support for multiple Oracle database servers and multiple file servers using standard file transfer protocols. In addition, we plan to provide support for the IBM DB2 database. We also provide an enterprise application integration capability that allows data exchange with Web, legacy or incumbent applications.

We provide simultaneous support for multiple languages within the business model, which means that users of our PLM software can work in different languages at the same time. We typically distribute our products in a single global release. Our products generally support Chinese, English, French, German, Italian, Japanese and Korean, and we intend to provide localization for additional languages as required.

We have entered into various platform alliances to ensure our products are based on open industry standards and to enable us to take advantage of current and emerging technologies. We are marketing partners with Oracle, Hewlett-Packard, IBM and Sun Microsystems. To promote the development, definition, adoption, implementation and growth of open standards, we work with several industry standards organizations, such as the World Wide Web Consortium, also known as W3C, RosettaNet, and the National Institute of Standards and Technology, also known as NIST, and a variety of industry-specific standards organizations.

Services

We offer professional services, training, maintenance and customer support directly through our own services organization and indirectly through our third-party network. Our services organization is committed to ensuring that our customers successfully utilize our products. We believe we have a high customer satisfaction level as a result of a combination of our software implementation methodology, our large, global partner network and our professional services, training, maintenance and customer support programs. These programs are available globally and are designed to enable the rapid implementation of our products so our customers receive the benefits from their investment quickly. Our services are also designed to make our software easy to use and maintain, thus lowering ongoing costs to our customers.

Professional Services

Customers may choose to implement our products by utilizing our professional services personnel or systems integrators or by themselves. Although implementation times vary with the scope of the software being implemented, the number of users and the number of geographic locations involved, certain applications can be implemented in as little as two weeks.

We offer implementation of our products through our services organization primarily on a time and materials basis. We provide for the transfer of the skills and knowledge necessary to allow our customers to assume responsibility for ongoing support and extensions of their implementations of our software products.

We also offer a wide range of other professional services, including the development of customized user interfaces for our customers, and their suppliers, customers and other business partners. Our services organization consists of experienced professionals, many of whom have come from our customers' industries, which helps us to provide strong domain experience. We also have personnel with strong backgrounds and skills in business process re-engineering, data conversion, application integration, system architecture and project management.

Training

Our educational services organization offers Web-based courses and training at our facilities located around the world or at customer locations. Our Customer Success Center, located at our corporate headquarters in Westford, Massachusetts, provides a comprehensive training facility. We also offer the Matrix Certified Professional program to systems integrators to assure our customers that their implementation teams include professionals who have demonstrated success in implementing MatrixOne software solutions.

Maintenance and Customer Support

We offer maintenance and support services to our customers, alliance partners and systems integrators over the Internet or by telephone. Our toll-free telephone support is provided in multiple languages and is staffed by senior technical support personnel at several locations globally. Customers receiving support over the Internet have access to a full range of customer support services, including on-line problem solving, technical tips, answers to frequently asked questions and information about recently released and upcoming versions of our software. We provide our customers with personalized Web pages where they can access specific status reports, exchange information, register on-line for training and access an advanced knowledge base. Customers can also download new versions of our software over the Internet.

We are currently offering our installed base of customers a specialized upgrade program to Matrix10. We use an integrated team comprised of personnel from our professional services and engineering organizations and our alliance partners to deliver solutions to upgrade our customers from their existing version of MatrixOne products to Matrix10 using a standardized process. This program allows customers, regardless of the complexity of their current solution, to take advantage of best practices for PLM solutions.

Recent Developments

On August 4, 2004, we acquired Synchronicity Software, Inc. ("Synchronicity"), a provider of electronic design management, team collaboration and intellectual property ("IP") reuse solutions for the global electronics industry, for an aggregate purchase price of $4.4 million in cash and the issuance of approximately 2.3 million shares of our common stock.

Synchronicity's products provide a comprehensive company-wide and business-to-business solution to the problem of managing collaboration among design chain members developing complex electronic products and the embedded software and firmware which support these products. Synchronicity solutions manage design process complexity, enable and connect the development chain and provide infrastructure for managing intellectual property. Synchronicity's software is designed to be highly scalable and flexible to manage the varying user demands and sizes of product design chains.

The Synchronicity Developer Suite is a series of software solutions designed to enhance collaboration at each major stage in the product design process. This suite of applications is used to increase overall team productivity by tightly integrating threaded communications, issue tracking and management reporting with secure multi-site version control, release and configuration management.

Synchronicity's Publisher Suite and Consumer Suite are solutions for a complete design reuse infrastructure. The Publisher Suite is not only targeted at building an enterprise IP reuse system, but also for business-to-business collaboration in the electronic design chain. The Consumer Suite allows for IP consumers to have easy catalog access and data transfer.

Customers

We target large-to-medium size organizations throughout the world in growth industries. As of July 3, 2004, we had over 675 customers. Our installed base of customers represents numerous industries, including aerospace and defense, automotive, consumer products, financial services, high technology, machinery, medical devices and the process industries. No single customer accounted for more than 10% of our revenues in fiscal 2004, 2003 or 2002.

Geographic Information

We have foreign subsidiaries in Austria, Canada, England, France, Germany, Italy, Japan, Korea, Singapore and the Netherlands. At July 3, 2004 and June 28, 2003, approximately 21.7% and 18.7%, respectively, of our total assets were located at our foreign subsidiaries. Approximately 41.1%, 35.6% and 33.9% of our total revenues for fiscal 2004, 2003 and 2002, respectively, were from our foreign subsidiaries and approximately 28.4%, 26.9% and 23.7% of our expenses for fiscal 2004, 2003 and 2002, respectively, were from our foreign subsidiaries. The remainder of our assets, revenues and expenses for the aforementioned periods were located at or derived from operations in the United States. Export sales from the United States accounted for approximately 6.1%, 6.2% and 3.5% of our total revenues for fiscal 2004, 2003 and 2002, respectively. Refer to Note 10 to our Consolidated Financial Statements included in Part II, Item 8 in this Annual Report on Form 10-K for additional information regarding our geographic information.

Research and Development

We pursue research and development through our internal engineering organization, third-party alliances and collaborative development efforts with our customers. Our internal research and development organization is divided into three product groups, platform, application and integration engineering, with common support groups. The focus of these three product groups is to broaden the global appeal of our products by improving our products' performance and scalability, expanding the use of XML technology for data representation and collaboration, adding application services, increasing our distribution and replication alternatives, expanding our ability to integrate our technology with other applications used by our customers through technologies like web services, and extending our Internet security capabilities. The platform engineering group is responsible for the development of Internet infrastructure products, such as our servers, dynamic business modeling engine, database caching and application integration. The platform engineering group researches and develops advanced architectures and technologies and closely follows industry developments and standards related to e-Business, the Internet, operating systems and software technologies. The application engineering group develops Internet applications for our customers. The integration engineering group develops Internet applications that enable customers to link commercial and proprietary applications and legacy systems with our products. The application and integration engineering groups work closely with our sales, services and product management organizations and use the application expertise, domain experience and resources of our customers and alliance partners to develop and license applications and integrations. Quality engineering, user interface design engineering, release engineering and documentation groups support all three of our product groups and contract engineering companies provide additional engineering resources.

We maximize our research and development efforts by working closely with our alliance partners and customers to develop software applications and integration products. We have relationships with third parties to develop several of our applications, either through joint royalty relationships or on a subcontract basis. We also jointly develop software applications with our customers and typically retain the right to generalize the application for use with other customers. A critical focus of our research and development alliances is to increase the number and scope of customer-facing, supplier-facing and industry-specific applications and integrations. We have also established relationships with third-parties to develop several of our application products and the majority of our integration products pursuant to which we typically pay the third party a royalty in connection with the license of these products by our customers. These relationships have allowed us to increase the number of application and integration products we offer to customers. We market, license and support our application and integration products through our direct sales organizations, alliance partners and distributors around the globe. We also work with our customers, systems integrators and complementary technology vendors to extend our integration products to supply chain management, customer relationship management, component supplier management and additional product data management applications. Our research and development expenses were $22.9 million, $25.0 million and $25.4 million for fiscal 2004, 2003 and 2002, respectively. We expect to increase our internal research and development efforts, as well as our third-party research and development in fiscal 2005.

Selling and Marketing

We market and license our collaborative PLM solutions through our direct sales organization, distributors and other business alliances. We have 17 sales offices in North America, six in Europe and three in Asia/Pacific. Our European, Middle East and Africa, or EMEA, sales organization is headquartered in Amsterdam, the Netherlands with other offices in Coventry, England; Paris, France; Ismaning and Stuttgart, Germany; and Milan, Italy. Our Asia/Pacific offices are located in Tokyo, Japan, Seoul, Korea, and Singapore. We plan to expand our reach into the market through an expanded direct approach and a more focused solution selling indirect model targeted to high growth areas.

Most of the licensing of our collaborative PLM solutions in North America is made by our direct sales organization, although we are building our indirect sales channels to reach additional markets in North America. In EMEA, we market, license and service our products through both our direct sales force and distributors, while in Asia/Pacific, we rely primarily on our network of distributors and resellers, with assistance from our direct sales force. Our network of domestic and international distributors and resellers is comprised of approximately 30 companies.

Our sales team, which includes our direct sales and technical professionals as well as our alliance partners, works closely with customers to identify short-term needs and long-term goals and then to develop a proposal to address customers' PLM requirements. Our sales process is focused around understanding the needs of our customers and prospects, demonstrating the business value of our solutions and on providing solutions and demonstrations that clearly address their business challenges. The sales cycle for our products ranges from one to nine months based on the customer's need to rapidly implement a PLM solution and whether the customer is new or is extending or upgrading its existing implementation.

We have a Customer Success Center, located at our corporate headquarters in Westford, Massachusetts, to support our global sales efforts. Our Customer Success Center provides the facilities necessary to help customers and prospective customers identify their goals and achieve their objectives through interaction with our executives and resources. Our Customer Success Center is open to all our customers and prospective customers for strategy and technical meetings, as well as for training.

Our marketing personnel assist in generating new sales opportunities by creating various marketing programs, creating press and industry analyst interest and support, updating our Web site and hosting or sponsoring various events. We conduct joint seminars with key alliance partners and participate in a number of alliance partner-sponsored trade shows and industry events. We also provide speakers from our company and our customers to represent us in a number of industry forums. We communicate regularly with our installed customer base via quarterly newsletters and by hosting customer conferences. Our public relations strategy is designed to convey our messages to appropriate audiences, and we reinforce this through our ongoing communications with a number of key industry analysts, financial analysts and members of the press.

Alliances

The principal goals of our alliance program are to accelerate the global market acceptance of our collaborative PLM solutions, extend our global resources and help our customers quickly realize the benefits of our collaborative PLM solutions. Together with these alliance partners, we leverage our mutual strengths in the marketplace to deliver total PLM solutions. We form alliances with industry-leading software, platform and services companies for enhanced service delivery, joint sales, marketing, distribution, design and development.

Systems Integrators

We have established strategic relationships with more than 50 global and regional systems integration partners that provide expertise in a number of areas including MatrixOne solution implementations, solution selection, business consulting, business process re-engineering, development of best practices and business processes, solution integration and specific industries. Our systems integration partners include Accenture, Atos Origin, Bearing Point, Cap Gemini, Deloitte Consulting, Fujitsu, gedas, Hewlett Packard, IBM Global Services, Infosys Technologies, NS Solutions, Satyam Computer Services, Scandent, Softlab, Sogeti, Tata Consulting Services, and T-Systems.

Independent Software Vendors (ISVs)

Our ISV partners, who include application developers and software solution providers, extend our collaborative PLM solutions with their suite of additional integrations and complimentary applications.

Original Equipment Manufacturers (OEMs)

We work with OEM partners to deliver the power of our collaboration PLM solutions as part of their own products. OEMs offer vertical solutions for a specific industry or market and add our products to their own solutions, or embed MatrixOne technology into their software.

Through our alliance relationship with IBM and Cadence Design Systems ("Cadence"), we are also providing solutions tailored specifically to the global electronics industry, a growing market segment that is beginning to involve product development activities across all major vertical markets as electronics continue to proliferate into all product categories. Our relationship with Cadence includes an OEM agreement under which Cadence embeds MatrixOne technology into advanced PLM solutions that are marketed and supported directly by Cadence for Printed Circuit Board ("PCB") design.

Platform Partners

Our platform partners enable our customers to take advantage of technological advances and simultaneously extend the value of their investments in existing infrastructure and information systems. Our close relationships with major hardware vendors assures our customers that their MatrixOne solutions will deliver maximum stability, security, performance and scalability. In addition, our relationships with database, middleware, operating systems and networking software companies enable our collaborative PLM solutions to run in diverse and rapidly evolving software environments and enhance the open architecture of MatrixOne software, thereby enabling interoperable collaboration capabilities.

Resellers

We work with two types of resellers to deliver, implement and support our collaborative PLM solutions:

- Value-added resellers ("VARs") work in a certain geographical region or market segment, providing a total solution of software, implementation services and their own added-value products and services. Our customers use VARs for industry-specific solutions, particular professional services expertise, or the ability to leverage third-party systems.

- Distributors provide a sales and services channel for our customers in geographic areas where we may not have local, direct coverage. Distributors license, implement, extend and support our solutions and may also offer specific industry, application or technical know-how.

Competition

The market for collaborative PLM software is intensely competitive, highly fragmented and changing rapidly. We compete against different companies depending on the geographic region, the size of the potential customer and the scope of the proposed solution. We currently compete against:

- in-house development efforts by potential customers;

- vendors with CAD/CAM product backgrounds such as Dassault Systems, Parametric Technology and UGS;

- vendors with enterprise application backgrounds such as Oracle and SAP;

- vendors providing some aspects of PLM functionality such as Agile Software;

- emerging companies focused on enterprise application integration and eBusiness; and

- vendors that focus on local markets.

We expect that competition will increase as a result of continued increased usage of the Internet and ongoing software industry consolidation. Moreover, a number of enterprise software companies have acquired providers of point solutions to expand their product lines and vendors with various product backgrounds continue to enter the PLM market. Our competitors may also package their products in a manner that may discourage customers from licensing our software. Current and potential competitors may establish cooperative relationships among themselves or with third-parties or may adopt aggressive pricing policies to gain market share. Consolidation in the industry also results in larger competitors that may have significant combined resources with which to compete against us.

We believe that our ability to compete depends on many factors, both within and beyond our control, including, without limitation:

- the performance, functionality, scalability, flexibility and business value of our solutions;
- the timing and market acceptance of new products and product enhancements;
- the effectiveness of our selling and marketing efforts; and
- the quality and performance of our services.

Although we believe that we currently compete favorably as to each of these factors, we expect competition to persist and intensify as the market in which we compete continues to mature and evolve. In addition, new competitors could emerge and rapidly capture market share. Increased competition from existing or potential competitors could result in reductions in price and revenues, reduced margins, loss of customers and loss of market share, any one of which would negatively impact our operating results.

Intellectual Property and Other Proprietary Rights

Our success and ability to compete are dependent upon our ability to develop and maintain our intellectual property and proprietary technology and to operate without infringing on the proprietary rights of others. Currently, we rely on a combination of patent, copyright, trademark and trade secret laws, as well as non-disclosure agreements with our employees, customers, alliance partners, consultants and systems integrators to protect our proprietary rights. We license our software pursuant to non-exclusive license agreements that impose restrictions on our customers' ability to utilize the software. In addition, we seek to avoid disclosure of our trade secrets by executing confidentiality agreements with anyone having access to our proprietary information and restricting access to our source code. We also seek to protect our software, documentation and other written materials under trade secret and copyright laws.

We have two related patent applications pending in the United States. We expect one of the pending patent applications to issue as a United States patent by the end of calendar 2004. We recently filed the other pending patent application, and it is possible that no United States patent will issue from this other application. We have six registered trademarks and one pending trademark application in the United States. Registered trademarks may not issue from this United States application or the application or registration may be contested. In addition, we have three registered trademarks in various foreign jurisdictions.

Despite our efforts to protect our intellectual property and proprietary rights, existing laws afford only limited protection. We operate throughout the world and the protection available in other jurisdictions for our intellectual property may not be available to the same extent protection is available in the United States or at all. Others may be able to develop technologies that are superior or similar to our technology. Attempts may be made to reverse engineer our products or to obtain and use information that we regard as proprietary. Our customers, alliance partners, suppliers, and former employees may disclose our proprietary information to parties that may use that information to compete against us. Accordingly, we may not be able to protect our proprietary rights against unauthorized third-party copying or use. Furthermore, policing the unauthorized use of our intellectual property is difficult. Expensive litigation may be necessary in the future to enforce our intellectual property rights.

We utilize technology that is provided by third-parties and integrated into our products. These technologies may infringe another party's proprietary rights. We attempt to obtain product infringement indemnification protection in contracts when we integrate third-party products and technology into our products. It is also possible that third-parties will claim that we have infringed their proprietary rights. We expect that software providers will increasingly be subject to infringement claims as the number of products in different industry segments increase and overlap. From time to time, we have received correspondence from competitors asserting potential infringement of intellectual property rights or other claims based upon the integration of our software with one or more of their software offerings; such integrations are typically performed at the request of mutual customers. Any resulting claim or litigation, even if successfully defended, could result in substantial costs and diversion of resources and management time and could have a material negative effect on our operating results.

Employees

As of July 3, 2004, we had a total of 401 employees. Of the total employees, 88 were in product development, engineering or systems engineering, 112 in sales and marketing, 165 in services and 36 in operational, financial and administrative functions.

Our employees are not represented by a labor union and are not subject to a collective bargaining agreement. We have never experienced a work stoppage. We believe our relations with our employees are good.

Available Information

Access to our Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and amendments to these reports filed with or furnished to the Securities and Exchange Commission may be obtained through the Investor Relations section of our website at www.matrixone.com/investor as soon as reasonably practical after we electronically file or furnish these reports. We do not charge for access to and viewing of these reports. Information on our Investor Relations page and on our website is not part of this Annual Report on Form 10-K or any of our other securities filings unless specifically incorporated herein by reference. In addition, our filings with the Securities and Exchange Commission may be accessed through the Securities and Exchange Commission's Electronic Data Gathering, Analysis and Retrieval system at www.sec.gov. All statements made in any of our securities filings, including all forward-looking statements or information, are made as of the date of the document in which the statement is included, and we do not assume or undertake any obligation to update any of those statements or documents unless we are required to do so by law.

ITEM 2: PROPERTIES

Our headquarters is located in a 52,000 square foot facility in Westford, Massachusetts, which we occupy under an office lease expiring in December 2010. We also lease office space in 13 states throughout the United States, and we lease office space in Canada, England, France, Germany, Italy, Japan, Korea, Singapore and the Netherlands, under leases with terms expiring at various times through fiscal 2011. We believe that additional space will be required as our business expands and will be available on acceptable terms.

ITEM 3: LEGAL PROCEEDINGS

On April 19, 2002, a consolidated amended class action complaint was filed in the United States District Court for the Southern District of New York. The complaint, which superseded five virtually identical complaints that had been filed from July 24, 2001 to September 5, 2001, names as defendants the Company, two of our officers, and certain underwriters involved in our initial public offering of common stock ("IPO"). The complaint is allegedly brought on behalf of purchasers of our common stock during the period from February 29, 2000 to December 6, 2000 and asserts, among other things, that our IPO prospectus and registration statement violated federal securities laws because they contained material misrepresentations and/or omissions regarding the conduct of our IPO underwriters in allocating shares in our IPO to the underwriters' customers. The action seeks damages, fees and costs associated with the litigation, and interest. We and our officers and directors believe that the allegations in the complaint are without merit and have defended the litigation vigorously. The litigation process is inherently uncertain and unpredictable, however, and there can be no guarantee as to the ultimate outcome of this pending lawsuit. Pursuant to a stipulation between the parties, the Company's two named officers were dismissed from the lawsuit, without prejudice, on October 9, 2002. On February 19, 2003, the Court ruled on a motion to dismiss the complaint that had been filed by the Company, along with the three hundred plus other publicly-traded companies that have been named by various plaintiffs in substantially similar lawsuits. The Court granted the Company's motion to dismiss the claim filed against it under Section 10(b) of the Securities Exchange Act of 1934, but denied the Company's motion to dismiss the claim filed against it under Section 11 of the Securities Act of 1933, as it denied the motions under this statute for virtually every other company sued in the substantially similar lawsuits.

In June 2003, the Company, implementing the determination made by a special independent committee of the Board of Directors, elected to participate in a proposed settlement agreement with the plaintiffs in this litigation. If ultimately approved by the Court, this proposed settlement would result in a dismissal, with prejudice, of all claims in the litigation against us and against any of the other issuer defendants who elect to participate in the proposed settlement, together with the current or former officers and directors of participating issuers who were named as individual defendants. The proposed settlement does not provide for the resolution of any claims against the underwriter defendants, and the litigation as against those defendants is continuing. The proposed settlement provides that the class members in the class action cases brought against the participating issuer defendants will be guaranteed a recovery of $1.0 billion by insurers of the participating issuer defendants. If recoveries totaling $1.0 billion or more are obtained by the class members from the underwriter defendants, however, the monetary obligations to the class members under the proposed settlement will be satisfied. In addition, the Company and any other participating issuer defendants will be required to assign to the class members certain claims that they may have against the underwriters of their IPOs.

The proposed settlement contemplates that any amounts necessary to fund the settlement or settlement-related expenses would come from participating issuers' directors and officers liability insurance policy proceeds as opposed to funds of the participating issuer defendants themselves. A participating issuer defendant could be required to contribute to the costs of the settlement if that issuer's insurance coverage were insufficient to pay that issuer's allocable share of the settlement costs. The Company expects that its insurance proceeds will be sufficient for these purposes and that it will not otherwise be required to contribute to the proposed settlement.

The parties to the proposed settlement have drafted formal settlement documents and requested preliminary approval by the Court of the proposed settlement, including the form of the notice of the proposed settlement that will be sent to members of the proposed classes in each settling case. Certain underwriters who were named as defendants in the settling cases, and who are not parties to the proposed settlement, have filed an opposition to preliminary approval of the proposed settlement of those cases. If preliminary Court approval is obtained, notice of the proposed settlement will be sent to the class members, and a motion will then be made for final Court approval of the proposed settlement. Consummation of the proposed settlement remains conditioned upon, among other things, receipt of both preliminary and final Court approval. If the proposed settlement described above is not consummated, the Company intends to continue to defend the litigation vigorously. Moreover, if the proposed settlement is not consummated, we believe that the underwriters may have an obligation to indemnify us for the legal fees and other costs of defending this suit. While we cannot guarantee the outcome of these proceedings, we believe that the final result of these actions will have no material effect on our consolidated financial condition, results of operations or cash flows.

We may from time to time become a party to various other legal proceedings arising in the ordinary course of our business.

ITEM 4: SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

No matters were submitted to a vote of our security holders during the fourth quarter of the fiscal year ended July 3, 2004, through the solicitation of proxies or otherwise.

PART II

ITEM 5: MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Our common stock is quoted on the NASDAQ National Market under the symbol "MONE". The price range per share reflected in the table below is the high and low bid information for our common stock as reported by NASDAQ for the periods indicated.

	High	Low
Fiscal year ended July 3, 2004:		
First quarter	$ 6.50	$ 4.08
Second quarter	$ 6.97	$ 4.12
Third quarter	$ 8.20	$ 5.52
Fourth quarter	$ 8.73	$ 5.94
Fiscal year ended June 28, 2003:		
First quarter	$ 7.36	$ 3.26
Second quarter	$ 5.68	$ 1.78
Third quarter	$ 5.24	$ 3.00
Fourth quarter	$ 5.49	$ 2.58

On August 24, 2004, there were approximately 485 stockholders of record of our common stock, which includes 36 stockholders of restricted shares of our common stock issued pursuant to our acquisition of Synchronicity on August 4, 2004. This number does not include stockholders for whom shares were held in a "nominee" or "street" name. On August 24, 2004, the last reported sale price per share of our common stock on the NASDAQ National Market was $5.34.

We have never declared or paid any cash dividends on our common stock. We currently intend to retain future earnings, if any, to finance the expansion and growth of our business and do not expect to pay any cash dividends in the foreseeable future. Payment of future cash dividends, if any, will be at the discretion of our board of directors after taking into account various factors, including our financial condition, operating results, current and anticipated cash needs and plans for expansion. Our credit facility currently prohibits the payment of cash dividends on our common stock.

On February 29, 2000, the Securities and Exchange Commission declared effective our registration statement on Form S-1 (File No. 333-92731), relating to the initial public offering of our common stock, and we did a concurrent private placement of common stock. We expect to continue to use the net proceeds from the initial public offering and the concurrent private placement for general corporate purposes, including to expand our selling and marketing and services organizations, develop new distribution channels, expand our research and development efforts, improve our operational and financial systems and for other working capital purposes. We may also use a portion of the net proceeds to acquire or invest in complementary businesses, products or technologies. We have no specific understandings, commitments or agreements with respect to any such acquisition or investment, except for our acquisition of Synchronicity in August 2004. Except as set forth below, we have not allocated any portion of the net proceeds for any specific purpose. Our actual use of the net proceeds from the initial public offering and the concurrent private placement may differ from the uses we have identified. Pending these uses, the net proceeds of the offering and the concurrent private placement will be invested in short-term, interest-bearing, investment-grade securities. Through July 3, 2004, we have used the proceeds from the initial public offering and concurrent private placement to (a) pay for the offering expenses, (b) fund approximately $10.5 million in investments in leasehold improvements, computer hardware and software and office furniture, (c) repurchase $1.0 million of our common stock, and (d) fund approximately $12.2 million of working capital to support our operations.

See Part III, Item 12 for information regarding securities authorized for issuance under equity compensation plans.

ITEM 6: SELECTED FINANCIAL DATA

You should read the data set forth below in conjunction with Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations", Item 7A, "Quantitative and Qualitative Disclosures About Market Risk" and our consolidated financial statements and related notes appearing elsewhere in this Annual Report on Form 10-K. The selected consolidated statement of operations data set forth below for the fiscal years ended July 3, 2004, June 28, 2003 and June 29, 2002 and the consolidated balance sheet data as of July 3, 2004 and June 28, 2003 are derived from our audited consolidated financial statements that are included elsewhere in this Annual Report on Form 10-K. The selected consolidated statement of operations data for the fiscal years ended June 30, 2001 and July 1, 2000 and the consolidated balance sheet data as of June 29, 2002, June 30, 2001 and July 1, 2000 are derived from our audited consolidated financial statements that are not included in this Annual Report on Form 10-K.

	Year Ended				
	July 3, 2004	June 28, 2003	June 29, 2002	June 30, 2001	July 1, 2000
	(in thousands, except per share data)				
Consolidated Statements of Operations Data:					
Revenues:					
Software license	$ 37,983	$ 41,079	$ 47,443	$ 84,290	$ 40,977
Service	71,100	68,329	74,020	61,100	35,474
Total revenues	109,083	109,408	121,463	145,390	76,451
Cost of revenues:					
Software license	6,290	5,422	5,927	8,212	4,424
Service	46,760	46,539	54,478	45,737	28,123
Total cost of revenues	53,050	51,961	60,405	53,949	32,547
Gross profit	56,033	57,447	61,058	91,441	43,904
Operating expenses:					
Selling and marketing	36,951	41,589	48,166	56,273	35,765
Research and development	22,889	25,049	25,374	19,749	8,553
General and administrative	9,621	10,452	12,814	10,406	5,487
Stock-based compensation	567	3,195	3,910	4,142	3,593
Restructuring charges	1,751	3,423	2,812	—	—
Asset impairment and disposal charges	1,680	—	—	—	—
Total operating expenses	73,459	83,708	93,076	90,570	53,398
Income (loss) from operations	(17,426)	(26,261)	(32,018)	871	(9,494)
Other income (expense), net	1,399	1,922	3,313	8,940	3,041
Provision for income taxes	182	141	—	1,465	—
Income (loss) from continuing operations	(16,209)	(24,480)	(28,705)	8,346	(6,453)
Income from discontinued operations	—	—	—	500	—
Net income (loss)	$ (16,209)	$ (24,480)	$ (28,705)	$ 8,846	$ (6,453)
Basic net income (loss) per share:					
Continuing operations	$ (0.33)	$ (0.52)	$ (0.62)	$ 0.19	$ (0.36)
Discontinued operations	—	—	—	0.01	—
Net income (loss)	$ (0.33)	$ (0.52)	$ (0.62)	$ 0.20	$ (0.36)
Shares used in computation	48,411	47,489	46,147	43,543	17,966
Diluted net income (loss) per share:					
Continuing operations	$ (0.33)	$ (0.52)	$ (0.62)	$ 0.17	$ (0.36)
Discontinued operations	—	—	—	0.01	—
Net income (loss)	$ (0.33)	$ (0.52)	$ (0.62)	$ 0.18	$ (0.36)
Shares used in computation	48,411	47,489	46,147	50,357	17,966

	As of				
	July 3, 2004	June 28, 2003	June 29, 2002	June 30, 2001	July 1, 2000
Consolidated Balance Sheet Data:			(in thousands)		
Cash and cash equivalents	$118,414	$127,665	$139,642	$156,349	$153,455
Working capital	107,748	115,107	131,617	154,193	146,012
Total assets	157,145	168,684	200,948	217,626	184,417
Total stockholders' equity	116,879	129,385	149,090	169,316	151,593

ITEM 7: MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis together with our consolidated financial statements and related notes and other financial information appearing elsewhere in this Annual Report on Form 10-K. This Annual Report on Form 10-K, including the following discussion, contains trend analysis and other forward-looking statements within the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Any statements in this Annual Report on Form 10-K that are not statements of historical facts are forward-looking statements. These forward-looking statements are based on a number of assumptions and involve risks and uncertainties. Our actual results could differ materially from those anticipated in such forward-looking statements due to various factors, including, but not limited to, those set forth under "Cautionary Statements" and elsewhere in this Annual Report on Form 10-K.

Business Overview

MatrixOne, Inc. is a provider of collaborative product lifecycle management ("PLM") solutions. Our solutions enable companies from a broad range of industries to accelerate innovation and time to market and drive efficiencies into the product development processes by allowing for the collaborative development, building and management of their products. Our interoperable solutions bring together people, processes, content and systems throughout global value chains of employees, customers, suppliers and partners to achieve a competitive advantage by bringing the right products and services to market cost-effectively. By unifying and streamlining processes across the product lifecycle, companies can easily work on projects with parties inside and outside of their enterprises to achieve greater efficiency and profitability. In addition, our technology enables companies to adapt, react and scale quickly to address their ever-changing business requirements.

Our collaborative PLM solutions are based on our suite of software products, collectively referred to as Matrix10. Our Matrix10 offering is a comprehensive and flexible PLM environment that consists of three components: the Matrix PLM Platform, our Business Process Applications and our Enterprise Integration offerings. We offer a variety of services that complement our PLM solutions. Our professional services personnel provide rapid and cost-effective implementation, integration and other consulting services. These personnel capture and model the specific business processes that reflect our customers' planning, design, manufacturing, sales and service practices. We also provide training and maintenance and customer support services to continuously enhance the value of our products to our customers. In addition, we have a global network of systems integrators who are experienced in providing implementation and integration services to our customers. Many of our customers use their preferred systems integrators or perform their own implementation.

Our strategy for long-term, sustainable growth in revenue and net income is focused on achieving a leadership position within the PLM market by effectively enabling our customers to achieve measurable improvements in their business by unifying and streamlining processes across the product lifecycle. Currently, there are three key elements to our growth strategy: improving sales execution, upgrading our installed base of customers to Matrix10 and extending our position in key industrial markets.

We are intensely focused on improving all elements of company-wide sales execution. We have implemented a common, disciplined selling process in all regions of the world, which we believe will lead to improved visibility of future revenue opportunities and improved accuracy in revenue forecasting. We are increasingly working more effectively with our global alliance partners whom we depend on to deliver the comprehensive needs of our global customer base.

In May 2003, we introduced Matrix10, a comprehensive and flexible PLM environment that consists of three components: the Matrix PLM Platform, Business Process Applications and our Enterprise Integration products. Matrix10 includes significant enhancements in security, scalability, and interoperability compared to previous releases of our product offerings. Because many of our existing customers operate with previous releases of our products, we believe that there are opportunities to grow software license and professional services revenue by effectively upgrading our installed base of customers to Matrix10, which may result in the licensing of additional software products and the commencement of additional professional services engagements both during and after the upgrade.

We license our PLM solutions primarily in eight industrial markets including aerospace and defense, automotive, consumer products, financial services, machinery, high technology, medical devices, and the process industries. To gain market leadership in each of these industrial markets, a core part of our growth strategy is to: develop and market focused variations of our core product offerings to meet the needs of industry-specific business processes; develop the deep domain expertise of our workforce in the industrial markets in which we compete; and develop and leverage alliance partnerships with key system integration partners, original equipment manufacturers, and complementary hardware and software providers.

We also plan to leverage our unique strengths in the broader electronics market, which transcends several of the vertical markets in which we compete including:

- medical devices, where electronics has become the competitive differentiator for many key industry products such as imaging and monitoring equipment;
- aerospace and defense, where electronics, such as computing and communications systems are key drivers; and
- automotive, where electronics are quickly becoming a major part of the value chain.

Our strategy to exploit this opportunity in the electronics market was strengthened with our acquisition in August 2004 of Synchronicity due to the enhancement of our position in the semiconductor industry, which is the engine of the global electronics market. Together with Synchronicity, we expect to bring unique solutions to companies involved in electronic design. As a result of our acquisition of Synchronicity, our unique partnerships with Cadence, IBM and Intel, and our strong position with many of the world's most innovative high-tech companies, we believe we are better positioned for growth in the global electronics market.

Financial Overview

We generate revenues from licensing our software and providing professional services, training and maintenance and customer support services through our offices in the United States, Canada, England, France, Germany, Italy, Japan, Korea, Singapore and the Netherlands and indirectly through our Alliance Partner network throughout Europe and Asia/Pacific. Revenues by geographic region fluctuate each period based on the timing, size and number of software license and professional services transactions and fluctuation in the value of foreign currencies relative to the U.S. Dollar. We expect our revenues by geographic region to continue to fluctuate in the future. Our total revenues by major geographic region, including exports into such regions, for fiscal 2004, 2003 and 2002 were as follows:

	Year Ended		
(In thousands)	**July 3, 2004**	**June 28, 2003**	**June 29, 2002**
North America	$ 57,591	$ 63,655	$ 75,748
Europe	38,688	28,732	31,135
Asia/Pacific	12,804	17,021	14,580
	$ 109,083	$ 109,408	$ 121,463

Our international subsidiaries generally invoice their customers and pay their employees and suppliers in local currency. Therefore, our revenues and expenses from these international subsidiaries, when translated to U.S. Dollars, are subject to foreign currency risk. We currently do not enter into contracts or agreements to minimize our exposure to the effects of changes in foreign currency when the results of our international subsidiaries are translated to U.S. Dollars. Accordingly, if the dollar weakens relative to foreign currencies, our revenues and expenses would increase when stated in U.S. Dollars. Conversely, if the dollar strengthens, our revenues and expenses would decrease. If the revenues from our international subsidiaries for fiscal 2004 had been translated at exchange rates for the comparable period a year ago, our total revenues would have been $4.8 million lower.

As a result of disappointing financial results for the three months ended September 27, 2003 and continued weakness in information technology spending and global economic conditions and the related impact on our business, in October 2003, we implemented a restructuring program to further reduce expenses to align our operations and cost structure with current and projected market conditions and recorded a restructuring charge of $1.8 million. This restructuring program primarily included a reduction in workforce of 45 employees across all functions and locations and the closure and consolidation of certain offices. In addition, in conjunction with this restructuring program, we evaluated the recoverability of certain of our assets and determined that certain capitalized software, office equipment and leasehold improvements would not be recoverable. Accordingly, we recorded asset impairment and disposal charges of $1.7 million. Since October 2001, we have implemented several restructuring programs to adjust our operations and cost structure as a result of the weak information technology market and general global economic conditions. As a result of these programs, we have reduced our workforce from a high of 614 employees as of September 29, 2001 to 401 employees as of July 3, 2004. However, the cost savings resulting from our restructuring programs have been offset in part by increased expenses due to the strengthening of major foreign currencies relative to the U.S. dollar.

We have incurred significant costs to develop our technology and products, market, license, sell, implement and support our products and services, and maintain an infrastructure to support our global operations. These costs have historically exceeded our total revenues. As of July 3, 2004, we had an accumulated deficit of approximately $99.4 million. If our operating expenses are higher than we anticipate or our revenues are lower than projected, we may incur significant net losses in fiscal 2005 and beyond.

Critical Accounting Policies and Estimates

This discussion and analysis of our financial condition and results of operations is based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States ("GAAP"). The preparation of these financial statements requires us to make estimates and judgments, which we evaluate on an on-going basis, that affect the reported amounts of assets, liabilities, revenues and expenses. We base our estimates on historical experience and on various other assumptions that we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates and judgments under different assumptions or conditions.

We believe the following sets forth the most important accounting policies we used in the preparation of our consolidated financial statements and those that affect our more significant estimates and judgments, which have been reviewed by our Disclosure Committee, consisting primarily of our senior management team, and the Audit Committee of our Board of Directors.

Revenue Recognition

We generate revenues from licensing our software and providing professional services, training and maintenance and customer support services. We execute separate contracts that govern the terms and conditions of each software license and maintenance arrangement and each professional services arrangement. These contracts may be an element in a multiple-element arrangement. Revenues under multiple-element arrangements, which may include several different software products or services sold together, are allocated to each element using the residual method.

We use the residual method when fair value does not exist for one of the delivered elements in an arrangement. Under the residual method, the fair value of the undelivered elements is deferred and subsequently recognized. We have established sufficient vendor specific objective evidence of fair value for professional services, training and maintenance and customer support services based on the price charged when these elements are sold separately. Accordingly, software license revenue is recognized under the residual method in arrangements in which software is licensed with professional services, training or maintenance and customer support services.

We recognize software license revenues upon execution of a signed software license agreement, delivery of the software to a customer and determination that collection of a fixed license fee is probable. For delivery over the Internet, the software license is considered delivered when the customer is provided access to the software files.

In accordance with our agreements with our value-added resellers and distributors ("Alliance Partners"), an Alliance Partner has the right to license our software to its customers ("end users"). Therefore, we have no obligation to the Alliance Partner's end users. Accordingly, we recognize software license revenues from an Alliance Partner upon receipt of a written confirmation from the Alliance Partner of a noncancellable, binding written arrangement with the ultimate end user and delivery of the software to the Alliance Partner.

We recognize revenue from software subscription arrangements ratably over the term of the contract on a straight-line basis. Fees from revenue sharing, royalty and subscriber arrangements with and through third-parties are recognized as revenue when they are fixed and determinable, generally upon receipt of a statement from the third-party.

Service revenues include professional services, reimbursements received for out-of-pocket expenses incurred, training and maintenance and customer support fees. Professional services are not essential to the functionality of the other elements in an arrangement and are accounted for separately. Professional services revenues are primarily derived from time and material contracts and are recognized as the services are performed. Professional services revenues for fixed-price contracts are recognized using a concept of proportional performance based upon the ratio of direct labor costs to expected labor costs. If conditions for acceptance are required, professional services revenues are recognized upon customer acceptance. Our customers generally reimburse us for the majority of our out-of-pocket expenses incurred during the course of an engagement. We do not mark-up or add additional fees to the actual out-of-pocket expenses we incur. Training revenues are recognized as the services are provided.

For arrangements that include the licensing of software and the performance of professional services under a fixed-price contract, both the software license revenues and professional services revenues are recognized using a concept of proportional performance based upon the ratio of direct labor costs to expected labor costs.

Maintenance and customer support fees include the right to unspecified upgrades on a when-and-if-available basis and ongoing technical support. Maintenance and customer support fees are recognized ratably over the term of the contract, generally one year, on a straight-line basis. When a maintenance and customer support fee is included in a software license fee, we allocate a portion of the software license fee to maintenance and customer support fees based on the renewal rate of maintenance and customer support fees.

Allowance for Doubtful Accounts

We periodically assess the collectibility of customer accounts receivable. We maintain an allowance for estimated losses resulting from uncollectible customer accounts receivable. In estimating this allowance, we consider customer specific factors such as historical collection experience, current credit worthiness, the aggregate amount due, age of the receivable and general economic conditions that may affect a customer's ability to pay. We also consider factors such as the overall balance and aging of our accounts receivable, as well as customer and geographic concentrations. Actual customer collections could differ materially from our estimates. The use of different estimates or assumptions could produce a materially different allowance. If the financial condition of our customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required. As a result of lower total revenues and accounts receivable and improvement in the aging of our accounts receivable and the days of our sales outstanding as compared to past fiscal periods, we revised our estimate of doubtful accounts and as a result decreased our allowance for doubtful accounts by $0.7 million during fiscal 2004. Our allowance for doubtful accounts was $1.5 million and $2.2 million at July 3, 2004 and June 28, 2003, respectively.

Prepaid Software Royalty Fees

Prepaid software royalty fees, which are included in prepaid expenses and other current assets, are paid to third-party software developers under contractual arrangements for technology integrated into certain of our Business Process Applications and Enterprise Integration products. Amortization of prepaid software royalty fees commences when the software is available for general release. We amortize prepaid software royalty fees to cost of software license revenues based on the greater of the actual royalties incurred to date or the straight-line method of amortization over the estimated useful life of the software product, which is generally two or three years. Management regularly reviews the valuation of each prepaid software royalty fee in order to determine if events and circumstances may require a change in such valuation to reflect the estimated recoverable amount. Prepaid software royalty fees aggregated $0.6 million and $3.6 million at July 3, 2004 and June 28, 2003, respectively.

Due to the inability of two partners to successfully perform in accordance with the related product development agreements, during fiscal 2004 we terminated two product development agreements for certain Business Process Applications for which we had previously paid and capitalized prepaid software royalty fees. Accordingly, we recorded a charge to cost of software license revenues of $0.6 million.

Property and Equipment

We estimate the useful lives of our property and equipment, and we record depreciation on a straight-line basis over the estimated useful lives of our property and equipment. We regularly review our estimate of the useful lives and net book value of our property and equipment in order to determine if events and circumstances, such as changes in technology, product obsolescence and changes in our business, may require a change in the estimated useful lives of our property and equipment or recognition of an impairment loss, both of which would increase our operating expenses.

As a result of our restructuring program in October 2003, we evaluated the recoverability of certain of our assets. Based on this evaluation, we determined that certain assets would not be recoverable, and we recorded asset impairment and disposal charges of $1.7 million in fiscal 2004. For additional information regarding this impairment charge, refer to Note 1 to our Consolidated Financial Statements included in Part II, Item 8 in this Annual Report on Form 10-K.

Deferred Tax Assets

Under applicable accounting criteria, we record a valuation allowance to reduce our deferred tax assets to the estimated amount that is more likely than not to be realized. During our assessment of the valuation allowance, we consider future taxable income and ongoing tax planning strategies on a consolidated basis and in the tax jurisdictions in which we operate. We have recorded a valuation allowance against our deferred tax assets due to the fact it is more likely than not that the deferred tax assets will not be realized. We regularly evaluate the realizability of our deferred tax assets and may adjust the valuation allowance based on such analysis. For additional information regarding our deferred tax assets and the related valuation allowance, refer to Note 5 to our Consolidated Financial Statements included in Part II, Item 8 in this Annual Report on Form 10-K.

Software License and Professional Services Warranty

We generally provide a 90 day warranty on our software products. Our software products are generally warranted to perform in all material aspects as described in the applicable software product documentation and the media in which the software is delivered is warranted to be free of defects in materials and workmanship under normal use. To date, our software product warranty expense has not been material.

Our professional services are generally warranted to be performed in a workmanlike manner. In the event the customer requests the work be corrected, we generally will provide these additional professional services at no charge to comply with our warranty obligations and to ensure customer satisfaction.

We estimate our professional services warranty liability based on historical activity. Warranty expense is included in cost of services. If our actual warranty activities differ from these estimates, revisions to the estimated warranty liability would be required and result in additional charges to cost of services. We primarily satisfy our warranty obligations by providing in-kind services. Our warranty accrual was $0.8 million and $0.9 million at July 3, 2004 and June 28, 2003, respectively. For additional information regarding the activity related to our warranty accrual, refer to Note 4 to our Consolidated Financial Statements included in Part II, Item 8 in this Annual Report on Form 10-K.

Results of Operations

The following table sets forth certain statements of operations data as a percentage of total revenues for the periods indicated. These historical results are not necessarily indicative of results to be expected for any future period.

	Year Ended		
	July 3, 2004	**June 28, 2003**	**June 29, 2002**
Revenues:			
Software license	34.8%	37.5%	39.1%
Service	65.2	62.5	60.9
Total revenues	100.0	100.0	100.0
Cost of revenues:			
Software license	5.8	5.0	4.8
Service	42.8	42.5	44.9
Total cost of revenues	48.6	47.5	49.7
Gross profit	51.4	52.5	50.3
Operating expenses:			
Selling and marketing	33.9	38.0	39.7
Research and development	21.0	22.9	20.9
General and administrative	8.8	9.6	10.5
Stock-based compensation	0.5	2.9	3.2
Restructuring charges	1.6	3.1	2.3
Asset impairment and disposal charges	1.5	—	—
Total operating expenses	67.3	76.5	76.6
Loss from operations	(15.9)	(24.0)	(26.3)
Other income, net	1.3	1.7	2.7
Provision for income taxes	0.2	0.1	—
Net loss	(14.8)%	(22.4)%	(23.6)%

Comparison of the Fiscal Years Ended July 3, 2004 and June 28, 2003

Software license revenues. We derive our software license revenues principally from licensing our collaborative PLM solutions including our Matrix PLM Platform, Business Process Applications and Enterprise Integrations.

Software license revenues from our suite of software products, the number of software license transactions and the number of software license transactions in excess of $1.0 million for fiscal 2004 and fiscal 2003 were as follows:

	Year Ended			
(In thousands, except transaction volumes)	**July 3, 2004**	**June 28, 2003**	**Increase (Decrease)**	**Percentage Increase (Decrease)**
Matrix PLM Platform	$ 16,973	$ 18,051	$ (1,078)	(6.0)%
Business Process Applications	16,884	18,729	(1,845)	(9.8)%
Enterprise Integrations	4,126	4,299	(173)	(4.0)%
Total software license revenues	$ 37,983	$ 41,079	$ (3,096)	(7.5)%
Number of software license transactions recognized	227	224	3	1.3%
Number of software license transactions in excess of $1.0 million recognized	5	8	(3)	(37.5)%

Software license revenues by geographic region fluctuate each period based on the timing, size and number of software license transactions. We report software license revenues in the geographic region of the customer placing the software license order. However, the customer may deploy software licenses in other geographic regions. Software license revenues by geographic region for fiscal 2004 and fiscal 2003 were as follows:

	Year Ended			
(In thousands)	**July 3, 2004**	**June 28, 2003**	**Increase (Decrease)**	**Percentage Increase (Decrease)**
North America	$ 17,934	$ 22,631	$ (4,697)	(20.8)%
Europe	13,887	8,419	5,468	64.9%
Asia/Pacific	6,162	10,029	(3,867)	(38.6)%
Total software license revenues	$ 37,983	$ 41,079	$ (3,096)	(7.5)%

Software license revenues decreased primarily due to the continued weakness in information technology spending for PLM software around the world and poor sales execution during the first two quarters of fiscal 2004, resulting in lower average transaction values, fewer software license transactions in excess of $1.0 million and fewer software license transactions with new customers.

Software license revenues were especially weak in Asia/Pacific during fiscal 2004 as a result of a significant decrease in the number of software license transactions and fewer software license transactions in excess of $1.0 million as compared to the same period last year primarily due to the factors previously discussed. During fiscal 2004, software license revenues in Europe primarily increased as a result of two multi-million dollar software license transactions with new customers. Software license revenues in North America decreased during fiscal 2004 primarily due to fewer software license transactions in excess in $1.0 million due to the factors previously discussed. During fiscal 2003, software license revenues in North America included six software license transactions in excess of $1.0 million, compared to one during fiscal 2004.

Software license revenues from our Matrix PLM Platform and Business Process Applications decreased during fiscal 2004 due to lower average transaction values, fewer software license transactions in excess of $1.0 million and fewer software license transactions with new customers.

Service revenues. We provide services to our customers and systems integrators consisting of professional services, training and maintenance and customer support services. Our service revenues also include reimbursements received for out-of-pocket expenses incurred. Our professional services, which include implementation and consulting services, are primarily provided on a time and materials basis. Typically, our customers reimburse us for the majority of our out-of-pocket expenses incurred during the course of an engagement. We do not mark-up or add additional fees to the actual out-of-pocket expenses we incur. We also offer training services to our customers, distributors and systems integrators either in our offices throughout the world or at customer locations. Customers that license our products generally purchase annually renewable maintenance contracts, which provide customers with the right to receive unspecified software upgrades and technical support over the term of the contract. The components of our services revenues for fiscal 2004 and fiscal 2003 were as follows:

(In thousands)	Year Ended July 3, 2004	Year Ended June 28, 2003	Increase (Decrease)	Percentage Increase (Decrease)
Maintenance revenues	$ 34,710	$ 33,023	$ 1,687	5.1%
Professional services revenues	34,470	33,294	1,176	3.5%
Training revenues	1,920	2,012	(92)	(4.6)%
Total service revenues	$ 71,100	$ 68,329	$ 2,771	4.1%
Maintenance as a percentage of services revenues	48.8%	48.3%	0.5%	—

Service revenues increased due to an increase in professional services revenues and maintenance revenues. During fiscal 2004, maintenance revenues increased primarily due to an increase in our maintenance revenue base as a result of new software license transactions. Professional services revenues increased during fiscal 2004 primarily as a result of projects related to upgrading our installed base of customers to Matrix10, expansion of existing customer implementations and an increase in projects with new customers during the later periods of fiscal 2004. Training revenues decreased slightly during fiscal 2004 primarily as a result of lower training revenues during the three months ended July 3, 2004 compared to the prior year period. Training revenues fluctuate from period to period based on the timing of new and existing customers attending training classes and customer purchases of web-based training products.

Cost of software licenses. Cost of software licenses primarily consists of royalties paid to third-parties for certain Business Process Applications and Enterprise Integration products licensed to our customers. Cost of software licenses also includes the cost of manuals and product documentation, production media used to deliver our products and shipping costs. Our cost of software licenses fluctuates from period to period due to changes in the mix of software licensed, the extent to which we pay royalties to third-parties on Business Process Applications and Enterprise Integration products and the amount of amortization of prepaid software royalty fees.

(In thousands)	Year Ended July 3, 2004	Year Ended June 28, 2003	Increase (Decrease)	Percentage Increase (Decrease)
Cost of software licenses	$ 6,290	$ 5,422	$ 868	16.0%

Cost of software licenses increased primarily due to a $1.2 million increase in minimum amortization expense related to our Business Process Applications as a result of additional prepayments on existing applications and the introduction of a new application, $0.6 million in charges related to the termination of two product development agreements related to two Business Process Applications for which the Company had previously paid and capitalized prepaid software royalty fees and an increase in royalties on certain Business Process Applications. The increase in cost of software license revenues related to our Business Process Applications was partially offset by a $1.0 million decrease in royalties on our Enterprise Integration products primarily due to decreases in certain contractual royalty rates.

Cost of services. Cost of services includes salaries and related expenses for internal services personnel and costs of contracting with independent systems integrators to provide consulting services. Cost of services fluctuates based on the mix of internal professional services personnel and more expensive independent systems integrators used for professional services engagements. Our gross margins may fluctuate based on the actual costs incurred to provide professional services.

(In thousands)	Year Ended July 3, 2004	Year Ended June 28, 2003	Increase (Decrease)	Percentage Increase (Decrease)
Cost of services	$ 46,760	$ 46,539	$ 221	0.5%

Cost of services increased primarily due to a $2.5 million increase in the cost of independent systems integrators. This increase resulted from our increased use of independent systems integrators to accommodate an increase in professional services projects, a reduction in the number of our professional services personnel as a result of our reductions in force and our limited internal professional services resources in certain geographic regions. The increase in the cost of independent systems integrators was primarily offset by decreases in personnel, personnel recruiting and training, travel costs, and other operating expenses as a result of our restructuring programs and cost saving initiatives.

Gross profit. The following sets forth certain information regarding the gross profit and gross margin on our software license and service revenues:

(In thousands)	Year Ended July 3, 2004	Year Ended June 28, 2003	Increase (Decrease)	Percentage Increase (Decrease)
Gross profit on software license revenues	$ 31,693	$ 35,657	$ (3,964)	(11.1)%
Gross profit on service revenues	24,340	21,790	2,550	11.7%
Total gross profit	$ 56,033	$ 57,447	$ (1,414)	(2.5)%
Gross margin on software license revenues	83.4%	86.8%	(3.4)%	—
Gross margin on service revenues	34.2%	31.9%	2.3%	—
Total gross margin	51.4%	52.5%	(1.1)%	—
Percentage of total revenues derived from software license revenues	34.8%	37.5%	(2.7)%	—
Percentage of total revenues derived from service revenues	65.2%	62.5%	2.7%	—

Total gross profit and gross margin decreased during fiscal 2004 primarily due to a decrease in software license revenues, a decrease in the proportion of our total revenues derived from software license revenues and lower gross margin on software license revenues. During fiscal 2004, gross margin on software licenses decreased primarily due to an increase in the minimum amortization expense for our Business Process Applications and charges related to the termination of two product development agreements for our Business Process Applications for which the Company had previously paid and capitalized prepaid software royalty fees. Gross margin on services increased during fiscal 2004 primarily due to a reduction in personnel, personnel recruiting and training, and travel costs as a result of our restructuring programs and cost saving initiatives and an increase in the proportion of our service revenues derived from maintenance revenues.

Selling and marketing. Selling and marketing expenses include marketing costs, such as public relations and advertising, trade shows, marketing materials and customer user group meetings, and selling costs such as sales training events and commissions. Selling and marketing costs may fluctuate based on the timing of trade shows and user group events and the amount of sales commissions, which vary based upon revenues.

(In thousands)	Year Ended July 3, 2004	Year Ended June 28, 2003	Increase (Decrease)	Percentage Increase (Decrease)
Selling and marketing expenses	$ 36,951	$ 41,589	$ (4,638)	(11.2)%
Selling and marketing expenses as a percentage of total revenues	33.9%	38.0%	(4.1)%	—

Selling and marketing expenses decreased both in absolute dollars and as a percentage of total revenues primarily due to a $4.2 million decrease in personnel and travel costs, as a result of our restructuring programs and cost saving initiatives, a $0.3 million decrease in expenses related to user group, trade shows and other events, which included the MatrixOne Global Customer Conference, and a $0.1 million decrease in facilities and other general costs as a result of our restructuring programs and cost saving initiatives.

Research and development. Research and development expenses include costs incurred to develop our intellectual property and are charged to expense as incurred. To date, software development costs have been charged to expense as incurred because the costs incurred from the attainment of technological feasibility to general product release have not been significant. Research and development costs may fluctuate based on the use of third-parties to assist in the development of our software products.

(In thousands)	Year Ended July 3, 2004	Year Ended June 28, 2003	Increase (Decrease)	Percentage Increase (Decrease)
Research and development expenses	$ 22,889	$ 25,049	$ (2,160)	(8.6)%
Research and development expenses as a percentage of total revenues	21.0%	22.9%	(1.9)%	—

Research and development expenses decreased both in absolute dollars and as a percentage of total revenues primarily due to a $1.5 million decrease in personnel costs and a $0.7 million decrease in facilities and other costs both as a result of our restructuring programs and cost saving initiatives.

General and administrative. General and administrative expenses consist primarily of compensation of executive, finance, investor relations, human resource and administrative personnel, legal and accounting services and provisions for doubtful accounts.

(In thousands)	Year Ended July 3, 2004	Year Ended June 28, 2003	Increase (Decrease)	Percentage Increase (Decrease)
General and administrative expenses	$ 9,621	$ 10,452	$ (831)	(8.0)%
General and administrative expenses as a percentage of total revenues	8.8%	9.6%	(0.8)%	—

General and administrative expenses decreased both in absolute dollars and as a percentage of total revenues primarily due to a $1.0 million change in our provision for doubtful accounts. During fiscal 2004, we reduced our allowance for doubtful accounts by $0.7 million due to lower total revenues and accounts receivable and improvement in the aging of our accounts receivable and the days of our sales outstanding as compared to prior fiscal periods. However, during fiscal 2003, we recorded a provision for doubtful accounts of $0.4 million.

Stock-based compensation. Stock-based compensation relates to the issuance of stock options to employees with exercise prices below the deemed fair value of our common stock on the date of grant. In connection with certain stock option grants during fiscal 2000 and 1999, we recorded deferred stock-based compensation totaling approximately $17.7 million. Deferred stock-based compensation represents the difference between the option exercise price and the deemed fair value of our common stock on the date of the option grant. Deferred stock-based compensation, a component of stockholders' equity, is amortized through charges to operations ratably over the vesting period of the options, which is generally four years.

(In thousands)	Year Ended July 3, 2004	Year Ended June 28, 2003	Increase (Decrease)	Percentage Increase (Decrease)
Stock-based compensation expenses	$ 567	$ 3,195	$ (2,628)	(82.3)%
Stock-based compensation expenses as a percentage of total revenues	0.5%	2.9%	(2.4)%	—

Stock-based compensation decreased due to a decrease in amortization as a result of the termination of the vesting of certain stock options and the cancellation of terminated employees' stock options primarily related to our restructuring programs. The deferred stock-based compensation was completely amortized during the three month period ended January 3, 2004.

Restructuring charges.

In October 2003 and as discussed in the comparison of the fiscal years ended June 28, 2003 and June 29, 2002, in April 2003, October 2002 and October 2001, we implemented restructuring programs to reduce our expenses.

October 2003 Restructuring Program

As a result of disappointing financial results for the three months ended September 27, 2003 and continued weakness in information technology spending and global economic conditions and the related impact on our business, in October 2003 we implemented a restructuring program to further reduce expenses to align our operations and cost structure with current and projected market conditions (the "October 2003 restructuring program"). This restructuring program primarily included a reduction in the number of employees across all functions and locations and the closure and consolidation of certain offices.

The October 2003 restructuring program included a reduction in workforce of 45 employees, consisting of 10 employees in cost of service revenues, 16 employees in selling and marketing, 13 employees in research and development and six employees in general and administration. The costs related to the reduction in workforce include severance, fringe benefits and other related costs. These severed employees were not required to render service in order to receive termination benefits and were not required to render service beyond the minimum retention period.

The October 2003 restructuring program also included costs related to the closure and consolidation of certain office facilities. During the three months ended January 3, 2004, we vacated these offices and entered into agreements with the lessors to terminate the leases before the original lease term and paid a lease termination fee. In conjunction with the consolidation of certain offices, we also incurred certain costs to relocate employees and office furniture and equipment.

The significant components of the October 2003 restructuring program and the related restructuring charges, non-cash adjustments, cash payments and remaining accrual as of July 3, 2004 were as follows:

(In thousands)	**Employee Severance and Fringe Benefits**	**Facilities and Other Associated Costs**	**Total**
Restructuring charges – fiscal 2004	$ 1,304	$ 508	$ 1,812
Non-cash adjustments – fiscal 2004	(99)	(15)	(114)
Adjusted restructuring charges	1,205	493	1,698
Cash payments – fiscal 2004	(1,205)	(493)	(1,698)
Accrual balance as of July 3, 2004	$ —	$ —	$ —

The October 2003 restructuring program was completed and all cash payments were made during fiscal 2004.

Asset impairment and disposal charges. In conjunction with the October 2003 restructuring program, we evaluated the recoverability of certain of our assets. Based on this evaluation, the Company determined that certain capitalized software would not be recoverable due to the Company's inability to utilize and maintain this software as a result of the termination of certain operational and technical personnel and the reorganization of certain departments. Accordingly, we recorded an asset impairment charge of $1.2 million, which represented the net book value of this software as of the evaluation date. In addition, in conjunction with the closure and consolidation of certain office facilities, we abandoned or disposed of certain office equipment and leasehold improvements that could not be transferred to or used by the remaining offices and recorded an asset abandonment and disposal charge of $0.5 million, which represented the net book value of these assets on the date of the abandonment or disposal.

Other income (expense). Other income (expense) fluctuates based on interest income earned on our investments and the amount of cash available for investment, realized and unrealized gains and losses on foreign currency transactions and gains and losses on sales and disposals of fixed assets.

	Year Ended			
(In thousands)	**July 3, 2004**	**June 28, 2003**	**Increase (Decrease)**	**Percentage Increase (Decrease)**
Other income (expense), net	$ 1,399	$ 1,922	$ (523)	(27.2)%

Other income decreased primarily due to a decrease in interest income of $0.8 million as a result of lower yields on our investments resulting from a decrease in market interest rates and lower levels of cash available for investment, offset by a $0.2 million increase in realized gains on foreign currency transactions.

Provision for income taxes. During fiscal 2004 and 2003, we recorded provisions for income taxes of $0.2 million and $0.1 million, respectively, related to minimum taxes due in certain domestic and foreign tax jurisdictions.

Comparison of the Fiscal Years Ended June 28, 2003 and June 29, 2002

Software license revenues. Software license revenues from our suite of software products, the number of software license transactions and the number of software license transactions in excess of $1.0 million for fiscal 2003 and 2002 were as follows:

	Year Ended			
(In thousands, except transaction volumes)	**June 28, 2003**	**June 29, 2002**	**Increase (Decrease)**	**Percentage Increase (Decrease)**
Matrix PLM Platform	$ 18,051	$ 29,723	$ (11,672)	(39.3)%
Business Process Applications	18,729	12,048	6,681	55.5%
Enterprise Integrations	4,299	5,672	(1,373)	(24.2)%
Total software license revenues	$ 41,079	$ 47,443	$ (6,364)	(13.4)%
Number of software license transactions recognized	224	302	(78)	(25.8)%
Number of software license transactions in excess of $1.0 million recognized	8	10	(2)	(20.0)%

Software license revenues by geographic region for fiscal 2003 and 2002 were as follows:

	Year Ended			
(In thousands)	**June 28, 2003**	**June 29, 2002**	**Increase (Decrease)**	**Percentage Increase (Decrease)**
North America	$ 22,631	$ 24,124	$ (1,493)	(6.2)%
Europe	8,419	14,038	(5,619)	(40.0)%
Asia/Pacific	10,029	9,281	748	8.1%
Total software license revenues	$ 41,079	$ 47,443	$ (6,364)	(13.4)%

Software license revenues decreased primarily due to the continued weakness in information technology spending around the world. As a result, the total number of software license transactions decreased to 224 for fiscal 2003 from 302 for fiscal 2002, and the number of software license transactions in excess of $1.0 million decreased to 8 for fiscal 2003 from 10 for fiscal 2002. Software license revenues in Europe and North America decreased primarily due to weakness in information technology spending and poor sales execution.

Software license revenues from our Business Process Applications increased primarily as a result of our customers expanding their existing implementations to include these new products and new customers including them in their initial purchases. Software license revenues from our Matrix PLM Platform and Enterprise Integration products decreased primarily due to a reduction in software license revenues from new customers.

Service revenues. The components of our services revenues for fiscal 2003 and fiscal 2002 were as follows:

(In thousands)	Year Ended June 28, 2003	Year Ended June 29, 2002	Increase (Decrease)	Percentage Increase (Decrease)
Maintenance revenues	$ 33,023	$ 27,909	$ 5,114	18.3%
Professional services revenues	33,294	43,502	(10,208)	(23.5)%
Training revenues	2,012	2,609	(597)	(22.9)%
Total service revenues	$ 68,329	$ 74,020	$ (5,691)	(7.7)%
Maintenance as a percentage of services revenues	48.3%	37.7%	10.6%	—

Service revenues decreased primarily due to the decrease in professional services revenues as a result of a decrease in the number and scope of professional services engagements due to continued weakness in information technology spending, an increase in the proportion of professional services engagements led by systems integrators and a delay in our ability to recognize professional services revenue from a customer due to uncertainty of collecting the fees from the customer. Training revenues decreased due to fewer software license transactions with new customers. These decreases were partially offset by a $5.1 million increase in maintenance revenues from new and renewed maintenance contracts.

Cost of software licenses.

(In thousands)	Year Ended June 28, 2003	Year Ended June 29, 2002	Increase (Decrease)	Percentage Increase (Decrease)
Cost of software licenses	$ 5,422	$ 5,927	$ (505)	(8.5)%

Cost of software licenses decreased primarily due to lower royalties as a result of a decrease in the licensing of Enterprise Integration products.

Cost of services.

(In thousands)	Year Ended June 28, 2003	Year Ended June 29, 2002	Increase (Decrease)	Percentage Increase (Decrease)
Cost of services	$ 46,539	$ 54,478	$ (7,939)	(14.6)%

Cost of services decreased primarily due to a $7.3 million decrease in independent systems integrator costs and lower travel and other operating expenses as a result of our restructuring programs and cost saving initiatives.

Gross profit. The following sets forth certain information regarding the gross profit and gross margin on our software license and service revenues:

(In thousands)	Year Ended June 28, 2003	Year Ended June 29, 2002	Increase (Decrease)	Percentage Increase (Decrease)
Gross profit on software license revenues	$ 35,657	$ 41,516	$ (5,859)	(14.1)%
Gross profit on service revenues	21,790	19,542	2,248	11.5%
Total gross profit	$ 57,447	$ 61,058	$ (3,611)	(5.9)%
Gross margin on software license revenues	86.8%	87.5%	(0.7)%	—
Gross margin on service revenues	31.9%	26.4%	5.5%	—
Total gross margin	52.5%	50.3%	2.2%	—
Percentage of total revenues derived from software license revenues	37.5%	39.1%	(1.6)%	—
Percentage of total revenues derived from service revenues	62.5%	60.9%	1.6%	—

Gross profit decreased primarily due to a decrease in both the percentage of our total revenues derived from software license revenues and the gross margin on our software license revenues. The increase in gross margin was primarily attributable to an increase in the relative proportion of our service revenues derived from maintenance and improvement in the gross margin on professional services revenues. Gross margin on software licenses decreased due to an increase in the relative proportion of third-party Business Process Applications software licensed. Gross margin on services increased primarily due to an increase in the proportion of our services revenues derived from maintenance, an increase in the productivity of our professional services organization and a decrease in independent systems integrator costs.

Selling and marketing.

(In thousands)	Year Ended June 28, 2003	Year Ended June 29, 2002	Increase (Decrease)	Percentage Increase (Decrease)
Selling and marketing expenses	$ 41,589	$ 48,166	$ (6,577)	(13.7)%
Selling and marketing expenses as a percentage of total revenues	38.0%	39.7%	(1.7)%	—

Selling and marketing expenses decreased both in absolute dollars and as a percentage of total revenues primarily due to a $5.7 million decrease in personnel, personnel recruiting and training, and travel costs as a result of our restructuring programs and cost saving initiatives and a $1.4 million decrease in fees for contractors, consultants and outside services due to our cost saving initiatives, slightly offset by higher commission expense.

Research and development.

(In thousands)	Year Ended June 28, 2003	Year Ended June 29, 2002	Increase (Decrease)	Percentage Increase (Decrease)
Research and development expenses	$ 25,049	$ 25,374	$ (325)	(1.3)%
Research and development expenses as a percentage of total revenues	22.9%	20.9%	2.0%	—

General and administrative.

(In thousands)	Year Ended June 28, 2003	Year Ended June 29, 2002	Increase (Decrease)	Percentage Increase (Decrease)
General and administrative expenses	$ 10,452	$ 12,814	$ (2,362)	(18.4)%
General and administrative expenses as a percentage of total revenues	9.6%	10.5%	(0.9)%	—

General and administrative expenses decreased primarily due to a $1.4 million decrease in personnel, personnel recruiting and training, and travel costs as a result of our restructuring programs and cost saving initiatives and a $1.0 million reduction in the provision for doubtful accounts due to lower levels of accounts receivable and revenues.

Stock-based compensation.

(In thousands)	Year Ended June 28, 2003	Year Ended June 29, 2002	Increase (Decrease)	Percentage Increase (Decrease)
Stock-based compensation expenses	$ 3,195	$ 3,910	$ (715)	(18.3)%
Stock-based compensation expenses as a percentage of total revenues	2.9%	3.2%	(0.3)%	—

Stock-based compensation decreased due to the cancellation of stock options from terminated employees primarily related to our restructuring programs.

Restructuring charges.

April 2003 Restructuring Program

In April 2003, we reorganized certain of our operations to reduce expenses and to better align our management structure with our strategic initiatives (the "April 2003 restructuring program"). The April 2003 restructuring program consisted of the elimination of certain positions within the Company, primarily at the Vice President and Director level.

The April 2003 restructuring program included a reduction in workforce of 13 employees, consisting of seven employees in selling and marketing, four employees in research and development and two employees in general and administration. The costs related to the reduction in workforce include severance, fringe benefits and other related costs.

The significant components of the April 2003 restructuring program and the related restructuring charges, non-cash adjustments, cash payments and the remaining accrual as of July 3, 2004 were as follows:

(In thousands)	**Employee Severance and Fringe Benefits**
Restructuring charge – fiscal 2003	$ 521
Cash payments – fiscal 2003	(265)
Accrual balance as of June 28, 2003	256
Cash payments – fiscal 2004	(259)
Non-cash adjustments – fiscal 2004	95
Accrual balance as of July 3, 2004	$ 92

The non-cash adjustments during fiscal 2004 reflect additional employee severance related costs. The April 2003 restructuring program was substantially completed during fiscal 2004, and the remaining cash payments are expected to be made through December 31, 2004.

October 2002 Restructuring Program

As a result of continued weakness in information technology spending and global economic conditions and the related impact on our business, in October 2002 we implemented a restructuring program to reduce expenses to align our operations and cost structure with market conditions (the "October 2002 restructuring program"). This restructuring program primarily included a reduction in the number of employees across all functions and locations, a reduction in the use of independent contractors across all functions and locations and the closure of excess facilities.

The October 2002 restructuring program included a reduction in workforce of 86 employees, consisting of 32 employees in cost of service revenues, 28 employees in selling and marketing, 17 employees in research and development and nine employees in general and administration. The costs related to the reduction in workforce include severance, fringe benefits and other related costs.

The October 2002 restructuring program also included facility and lease costs related to the closure of certain excess facilities that we have exited and the termination of certain automotive lease contracts.

The significant components of the October 2002 restructuring program and the related charges, non-cash adjustments, cash payments and the remaining accrual as of July 3, 2004 were as follows:

(In thousands)	**Employee Severance and Fringe Benefits**	**Facilities and Leases**	**Total**
Restructuring charges – fiscal 2003	$ 3,348	$ 452	$ 3,800
Non-cash adjustments – fiscal 2003	(520)	(135)	(655)
Adjusted restructuring charges – fiscal 2003	2,828	317	3,145
Cash payments – fiscal 2003	(2,464)	(198)	(2,662)
Accrual balance as of June 28, 2003	364	119	483
Cash payments – fiscal 2004	(384)	(57)	(441)
Non-cash adjustments – fiscal 2004	20	(62)	(42)
Accrual balance as of July 3, 2004	$ —	$ —	$ —

The non-cash adjustments during fiscal 2004 reflect an unfavorable final settlement for an employee severance arrangement and favorable final settlement for certain lease arrangements. The October 2002 restructuring program was substantially completed during fiscal 2003, and the remaining cash payments were made during fiscal 2004.

October 2001 Restructuring Program

As a result of unfavorable global economic conditions and a reduction in information technology spending around the world and the related impact on our business, in October 2001 we implemented a restructuring program to reduce expenses to align our operations and cost structure with market conditions (the "October 2001 restructuring program"). The October 2001 restructuring program included a reduction in the number of employees across all functions and locations, a reduction in the use of independent contractors across all functions and locations, termination of certain contracts and closure of excess facilities.

The October 2001 restructuring program included a reduction in workforce of 75 employees, consisting of 22 employees in cost of service revenues, 32 employees in selling and marketing, 13 employees in research and development and eight employees in general and administration. The costs related to the reduction in workforce include severance and fringe benefits. In the restructuring program, we also terminated the services of 34 independent contractors. There were no incremental costs to the Company related to the termination of the services of these independent contractors.

The October 2001 restructuring program also included facility and lease costs related to the closure of certain excess facilities and activities that we have exited and the termination of certain automotive lease contracts.

As a result of the October 2001 restructuring program, we canceled certain contracts related to terminated activities and programs that were either non-cancelable or cancelable with penalty provisions. The costs related to the negotiated termination of these contracts are included in the restructuring charge as contract terminations.

During fiscal 2003 and 2002, we recorded adjustments of $0.3 million and $0.4 million, respectively, to the October 2001 restructuring charge as a result of the favorable settlement of certain employee severance, lease and other contractual arrangements.

The significant components of the October 2001 restructuring program and the related charges, non-cash adjustments, cash payments and the remaining accrual as of June 28, 2003 were as follows:

(In Thousands)	Employee Severance and Fringe Benefits	Facilities and Leases	Contract Terminations	Total
Restructuring charges - fiscal 2002	$ 2,466	$ 514	$ 222	$ 3,202
Non-cash adjustments - fiscal 2002	(85)	(184)	(121)	(390)
Adjusted restructuring charges - fiscal 2002	2,381	330	101	2,812
Cash payments - fiscal 2002	(1,726)	(306)	(101)	(2,133)
Accrual balance as of June 29, 2002	655	24	—	679
Non-cash adjustments – fiscal 2003	(273)	30	—	(243)
Cash payments - fiscal 2003	(382)	(54)	—	(436)
Accrual balance as of June 28, 2003	$ —	$ —	$ —	$ —

Other income (expense).

(In thousands)	Year Ended June 28, 2003	Year Ended June 29, 2002	Increase (Decrease)	Percentage Increase (Decrease)
Other income (expense), net	$ 1,922	$ 3,313	$ (1,391)	(42.0)%

Other income decreased primarily due to a $1.6 million decrease in interest income from lower yields on our investments resulting from a significant decrease in market interest rates and lower levels of cash available for investment, offset by a slight decrease in other expense, which included losses on disposals of fixed assets in fiscal 2002.

Provision for income taxes. In fiscal 2003, we recorded a provision for income taxes of $141 related to minimum taxes due in certain domestic and foreign tax jurisdictions. No provision for income taxes was recorded for fiscal 2002.

Liquidity and Capital Resources

Our principal source of liquidity is our current cash and cash equivalents. Our ability to generate cash from operations is dependent upon our ability to generate revenue from licensing our software and providing related services, as well as our ability to manage our operating costs and net assets. A decrease in the demand for our software and related services or unanticipated increases in our operating costs would likely have an adverse effect on our liquidity and cash generated from operations. The following sets forth information relating to our liquidity:

(In thousands)	As of July 3, 2004	As of June 28, 2003	Increase (Decrease)	Percentage Increase (Decrease)
Cash and cash equivalents	$ 118,414	$ 127,665	$ (9,251)	(7.2)%
Working capital	$ 107,748	$ 115,107	$ (7,359)	(6.4)%

During fiscal 2004, our cash and cash equivalents decreased primarily due to our loss from operations and cash payments related to our restructuring programs. The decrease in working capital was primarily attributable to a decrease in cash and cash equivalents due to our loss from operations.

We have a $10.0 million line of credit that bears interest at the bank's prime rate (4.25% at July 3, 2004) plus 0.5% per annum on any outstanding balances and expires December 26, 2004. As of July 3, 2004, we had no borrowings outstanding under this line of credit and $10.0 million available. This line of credit is collateralized by all of our assets and has certain non-financial covenants. We were in compliance with these non-financial covenants as of July 3, 2004.

The following sets forth information relating to the sources and uses of our cash.

(In thousands)	Year Ended July 3, 2004	Year Ended June 28, 2003	Year Ended June 29, 2002
Net cash used in operating activities	$ (11,630)	$ (11,800)	$ (13,836)
Net cash used in investing activities	$ (732)	$ (1,817)	$ (6,649)
Net cash provided by financing activities	$ 2,062	$ 455	$ 2,230

	Three Months Ended	
	July 3, 2004	June 28, 2003
Days sales outstanding	77	68

Net cash used in operating activities for fiscal 2004 resulted primarily from our net loss, increases in our accounts receivable at July 3, 2004 due to an increase in our revenues during the fourth quarter of fiscal 2004 and a decrease in accounts payable due to the timing of certain disbursements. This net use of cash was partially offset by a decrease in prepaid expenses, primarily related to amortization of prepaid software royalty fees, and an increase in deferred revenue, primarily related to an increase in the number and aggregate dollar amount of our maintenance contracts. Net cash used in operating activities for fiscal 2003 resulted primarily from our net loss, decreases in accounts payable and accrued expenses, and a decrease in deferred revenues due to recognition of certain software license revenue and amortization of maintenance contracts. This net use of cash was partially offset by a decrease in accounts receivable due to a reduction in days of sales outstanding and lower revenues.

Net cash used in investing activities for fiscal 2004 reflects $1.1 million of investments in computer hardware and software and leasehold improvements related to the consolidation of certain offices in conjunction with our October 2003 restructuring program. Net cash used in investing for fiscal 2003 reflects our investments in computer hardware and software, leasehold improvements and office furniture and equipment. We expect that capital expenditures for the next 12 months will be approximately $3.0 million, primarily for the acquisition of computer hardware and software.

Net cash provided by financing activities for fiscal 2004 consists of the proceeds from stock option exercises and purchases of common stock under our employee stock purchase plan of $1.0 million and $1.1 million, respectively. Net cash provided by financing activities for fiscal 2003 consists of our repurchases of common stock of $1.0 million, offset by the proceeds from stock option exercises and purchases of common stock under our employee stock purchase plan of $0.5 million and $1.0 million, respectively.

On January 21, 2003, our Board of Directors (the "Board") approved a stock repurchase program (the "Program") whereby we were authorized to repurchase up to $10.0 million of our common stock. Common stock repurchases under the Program were able to be made in the open market, through block trades or otherwise during the one year period that began on January 27, 2003. During fiscal 2004, we did not purchase or retire any shares of our common stock under the Program. Repurchases made under the Program during fiscal 2003, totaling approximately $1.0 million, were funded from available working capital. The Program terminated on January 26, 2004.

On February 3, 2003, we announced that the Board approved a voluntary stock option exchange program (the "option exchange program"). The option exchange program provided eligible holders of outstanding, unexercised options to purchase shares of our common stock issued pursuant to our Third Amended and Restated 1996 Stock Plan (the "1996 Plan") and our Amended and Restated 1999 Stock Plan (the "1999 Plan") with an exercise price of at least $5.00 per share the opportunity to tender such options in exchange for new replacement options. The ratios of new replacement options to options tendered pursuant to the option exchange program were as follows: 4 for 5 for options with exercise prices of $5.00 to $9.99; 3 for 5 for options with exercise prices of $10.00 to $19.99; and 2 for 5 for options with exercise prices of $20.00 or more. Members of our Board and our executive officers were not eligible to participate in the option exchange program. Options to purchase approximately 2.6 million shares of our common stock were tendered and cancelled on March 6, 2003 pursuant to the option exchange program, and we granted new replacement options to purchase an aggregate of approximately 1.2 million shares of our common stock at an exercise price of $5.92 per share on September 8, 2003 in exchange for the tendered and cancelled options. The new replacement options had an exercise price equal to the fair market value of our common stock on the date the new replacement options were granted and vest quarterly over a 30-month period. We did not record any stock-based compensation expense as a result of the option exchange program.

On August 4, 2004, we acquired Synchronicity for an aggregate purchase price of $4.4 million in cash and the issuance of approximately 2.3 million shares of our common stock. Additionally, we entered into a Registration

Rights Agreement dated as of August 4, 2004 (the "Registration Rights Agreement"), providing that we will prepare and file a Registration Statement on Form S-3 (or such other appropriate form in accordance with the Registration Rights Agreement) to register such shares of our common stock on September 1, 2004 or as promptly as practicable thereafter. We used our available cash and cash equivalents to fund the $4.4 million in cash consideration. We currently do not have any other agreements for other acquisitions.

We currently anticipate that our current cash and cash equivalents and available credit facility will be sufficient to fund our anticipated cash requirements for working capital and capital expenditures for at least the next 12 months. However, we may need to raise additional funds in order to fund an expansion of our business, develop new products, enhance existing products and services, or acquire complementary products, businesses or technologies. If additional funds are raised through the issuance of equity or convertible debt securities, the percentage ownership of our stockholders may be reduced, our stockholders may experience additional dilution, and such securities may have rights, preferences or privileges senior to those of our stockholders. The issuance of approximately 2.3 million shares of our common stock pursuant to our acquisition of Synchronicity will result in additional dilution to our existing stockholders. Additional financing may not be available on terms favorable to us, or at all. If adequate funds are not available or are not available on acceptable terms, our ability to fund an expansion of our business, take advantage of unanticipated opportunities or develop or enhance our services or products would be significantly limited.

Commitments and Contractual Obligations

Our commitments and contractual obligations for which we guarantee or contract for a minimum amount of fees primarily consist of operating leases for facilities, automobiles and office equipment, product development agreements under which we pay software license fees to third-parties for development or assistance in development of certain Business Process Applications and Enterprise Integration software and other contractual arrangements to support certain programs or activities. Our commitments and contractual obligations for which we guarantee or have minimum fees due consisted of the following as of July 3, 2004:

(In thousands)	2005	2006	2007	2008	2009	Thereafter
Leases	$ 4,374	$ 3,692	$ 2,670	$ 2,311	$ 1,599	$ 2,028
Development agreements	2,200	—	—	—	—	—
Minimum royalty fees	160	225	—	—	—	—
Other contractual arrangements	133	—	—	—	—	—
	$ 6,867	$ 3,917	$ 2,670	$ 2,311	$ 1,599	$ 2,028

We do not have any other commitments or contractual obligations in addition to those set forth above and those included in our Consolidated Financial Statements as of July 3, 2004.

Off-Balance Sheet Arrangements

We did not have any off-balance sheet arrangements as of July 3, 2004.

Income Taxes

As of July 3, 2004, we had available U.S. federal and state net operating loss ("NOL") carryforwards of approximately $142.8 million and $0.3 million of available U.S. federal and state tax credits to reduce future U.S. income taxes. These NOLs include deductions of approximately $8.5 million related to certain stock option exercises. The tax benefit from the NOLs related to the exercise of stock options will be recorded as an increase to additional paid in capital as these NOLs are utilized. The NOLs and tax credit carryforwards expire in varying amounts commencing in fiscal 2005 through fiscal 2023, if not utilized. Use of these NOLs and tax credits may be limited due to certain changes in ownership.

As of July 3, 2004, we also had NOL carryforwards in certain foreign countries aggregating $40.4 million that are also subject to certain limitations. These NOLs include deductions of approximately $10.7 related to certain stock option exercises. The tax benefit from the NOLs related to the exercise of stock options will be recorded as an increase to additional paid in capital as these NOLs are utilized. These NOLs expire in varying amounts commencing in fiscal 2005, if not utilized.

We do not provide U.S. taxes on our foreign subsidiaries' undistributed earnings as they are deemed to be permanently reinvested outside the U.S. Upon repatriation, we will provide the appropriate U.S. income taxes on these earnings.

Because of the uncertainty regarding our ability to use our United States and foreign NOLs and tax credit carryforwards, we have provided a full valuation allowance on these and all other deferred tax assets as of July 3, 2004.

Cautionary Statements

This Annual Report on Form 10-K contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 that involve risks and uncertainties. Our actual results could differ materially from those anticipated or projected in these forward-looking statements as a result of certain factors, including those set forth in the following cautionary statements and elsewhere in this Annual Report on Form 10-K. If any of the following risks were to occur, our business, financial condition or results of operations would likely suffer. In that event, the trading price of our common stock would decline. Any forward looking statement should be considered in light of the factors discussed below.

We Have a History of Losses, and We May Incur Losses in the Future and May Not Achieve or Maintain Profitability

We have incurred substantial net losses in the past, and we may incur net losses in future periods. We incurred net losses of approximately $16.2 million, $24.5 million and $28.7 million in fiscal 2004, 2003 and 2002, respectively. As of July 3, 2004, we had an accumulated deficit of approximately $99.4 million. We will need to generate significant increases in revenues to achieve and maintain profitability, and we may not be able to do so. If our revenues grow more slowly than we anticipate or decline or if our operating expenses increase more than we expect or cannot be reduced in the event of lower revenues, our business will be significantly and adversely affected. Although we have implemented restructuring programs to better align our operations and cost structure with market conditions, these programs may not be sufficient for us to achieve profitability in any future period. Even if we achieve profitability in the future on a quarterly or annual basis, we may not be able to sustain or increase profitability. Failure to achieve profitability or achieve and sustain the level of profitability expected by investors and securities analysts may adversely affect the market price of our common stock.

The Uncertain Computer Software and Services Market and Worldwide Economic Conditions May Result in Decreased Revenues and Operating Losses

The revenue growth and profitability of our business depends on the overall demand for computer software and services, particularly in the market segments in which we compete. If the demand for computer software and services softens or fails to grow as a result of the uncertain economy, our revenues may decrease resulting in operating losses. In this uncertain economy, we may not be able to effectively maintain existing levels of software and service revenues, promote future growth in our software and services revenues or achieve or maintain profitability.

Our Quarterly Revenues and Operating Results Are Likely to Fluctuate and if We Fail to Meet the Expectations of Management, Securities Analysts or Investors, Our Stock Price Could Decline

Our quarterly revenues and operating results are difficult to predict, have varied significantly in the past and are likely to fluctuate significantly in the future. We typically realize a significant percentage of our revenues for a fiscal quarter in the second half of the third month of the quarter. Accordingly, our quarterly results may be difficult or impossible to predict prior to the end of the quarter. Any inability to obtain sufficient orders or to fulfill shipments in the period immediately preceding the end of any particular quarter may cause the results for that quarter to fall short of our revenues targets. Any disruption in our ability to conduct our business which occurs will likely have a material adverse effect on our operating results for that quarter. In addition, we base our current and future expense levels in part on our estimates of future revenues. Our expenses are largely fixed in the short term. We may not be able to adjust our spending quickly if our revenues fall short of our expectations. Accordingly, a shortfall in revenues in a particular quarter would have an adverse effect on our operating results for that quarter.

In addition, our quarterly operating results may fluctuate for many reasons, including, without limitation:

- changes in demand for our products and services, including seasonal differences;
- changes in the mix of our software license and service revenues;
- changes in the mix of the licensing of our Matrix PLM Platform, Business Process Applications and Enterprise Integration products;
- the amount of royalty payments due to third-parties on our Business Process Applications and Enterprise Integration software products;
- changes in the mix of domestic and international revenues;
- variability in the mix of professional services performed by us and systems integrators; and
- the amount of training we provide to systems integrators and Alliance Partners related to our products and their implementation.

For these reasons, you should not rely on period-to-period comparisons of our financial results to forecast our future performance. It is likely that in some future quarter or quarters our operating results will be below the expectations of securities analysts or investors. If a shortfall in revenues occurs, the market price of our common stock may decline significantly.

Our Lengthy and Variable Sales Cycle Makes it Difficult for Us to Predict When or if Sales Will Occur and Therefore We May Experience an Unplanned Shortfall in Revenues

Our products have a lengthy and unpredictable sales cycle that contributes to the uncertainty of our operating results. Customers view the purchase of our software as a significant and strategic decision. As a result, customers generally evaluate our software products and determine their impact on existing infrastructure over a lengthy period of time. Our sales cycle has historically ranged from approximately one to nine months based on the customer's need to rapidly implement a solution and whether the customer is new or is extending an existing implementation. The license of our software products may be subject to delays if the customer has lengthy internal budgeting, approval and evaluation processes. We may incur significant selling and marketing expenses during a customer's evaluation period, including the costs of developing a full proposal and completing a rapid proof of concept or custom demonstration, before the customer places an order with us. Customers may also initially purchase a limited number of licenses before expanding their implementations. Larger customers may purchase our software products as part of multiple simultaneous purchasing decisions, which may result in additional unplanned administrative processing and other delays in the recognition of our license revenues. If revenues forecasted from a specific customer for a particular quarter are not realized or are delayed to another quarter, we may experience an unplanned shortfall in revenues, which could significantly and adversely affect our operating results.

We May Not Achieve Our Anticipated Revenues if Large Software and Service Orders Expected in a Quarter Are Not Placed or Are Delayed

Although we license our software to numerous customers in any quarter, a single customer often represents more than 10% of our quarterly revenues. We expect that revenues from large orders will continue to represent a large percentage of our total revenues in future quarters. A customer may determine to increase its number of licenses and expand its implementation of our software throughout its organization and to its customers, suppliers and other business partners only after a successful initial implementation. Therefore, the timing of these large orders is often unpredictable. If any large order anticipated for a particular quarter is not realized, delayed to another quarter or significantly reduced, we may experience an unplanned shortfall in revenues, which could significantly and adversely affect our operating results.

If Our Existing Customers Do Not License Additional Software Products From Us, We May Not Achieve Growth in Our Revenues

Our customers' initial implementations of our software often include a limited number of licenses. Customers may subsequently add licenses as they expand the implementations of our products throughout their enterprises or add software applications designed for specific functions. Therefore, it is important that our customers are satisfied with their initial product implementations. If we do not increase licenses to existing customers, we may not be able to achieve growth in our revenues.

We Must Overcome Significant Challenges in Integrating Business Operations and Product Offerings to Realize the Benefits of our Recent Acquisition of Synchronicity

We will not achieve the anticipated benefits of our acquisition of Synchronicity unless we successfully combine and integrate the business operations and products of the two companies in a timely and effective manner. Integration will be a complex, time-consuming and expensive process and may result in revenue disruption and operational difficulties. Following the acquisition, we must operate with Synchronicity as a combined organization utilizing common information communication systems, operating procedures, financial controls and human resource practices. We may experience substantial difficulties, costs and delays involved in the integration of the Synchronicity acquisition. These difficulties, costs and delays may include:

- the difficulties of integrating international and domestic operations;
- the disruption of our ongoing business and diversion of management resources;
- an incompatibility of the business cultures;
- the difficulty of incorporating acquired technology into our products and services;
- unanticipated expenses related to integration of operations;
- the impairment of relationships with employees and customers due to integration of new personnel;
- unknown liabilities associated with the acquired business and technology;
- costs and delays in implementing common systems and procedures, including financial accounting systems and customer information systems; and
- inability to retain, integrate and motivate key management, marketing, technical sales and customer support personnel.

We may not succeed in addressing these risks or any other problems encountered in connection with the integration of the acquisition. If we are not successful in integrating the Synchronicity acquisition, we may not realize the anticipated benefits of the acquisition and the market price of our common stock may decline.

We operate in a highly competitive environment, characterized by rapid technological change and evolution of standards and frequent new product introductions. To obtain the full potential benefits of the acquisition, we must promptly integrate our business operations, technology and product offerings. We cannot assure you that we will be able to integrate their technology offerings and operations quickly and smoothly. We may be required to spend additional time or money on integration that would otherwise be spent on developing our business or on other matters. If we do not integrate our operations and technology smoothly or if management spends too much time on integration issues, it could harm our business, financial condition and results of operations and diminish the benefits of the acquisition as well as harm our existing business.

Both MatrixOne and Synchronicity Have Incurred Significant Costs Associated With the Acquisition

We have incurred direct transaction costs associated with the acquisition, which will be included as a part of the total purchase cost for accounting purposes, and Synchronicity has also incurred direct transaction costs. We believe the combined entity may incur charges to operations in the first quarter of fiscal 2005 or the following quarters to reflect costs associated with integrating the two companies. We expect to record ongoing charges for the amortization of intangibles, consisting primarily of purchased technology and customer lists acquired in the acquisition. There can be no assurance that the combined company will not incur additional material charges in subsequent quarters to reflect additional costs associated with the acquisition.

There May Be Sales of Substantial Amounts of Our Common Stock After the Synchronicity Acquisition Which Could Cause Our Stock Price to Fall

We issued approximately 2.3 million shares of our common stock as part of the aggregate purchase price to acquire Synchronicity, which we are contractually obligated to publicly register on September 1, 2004 or as promptly as practicable thereafter. A substantial number of shares of our common stock may be sold into the public market within a short period of time after the effectiveness of our registration statement to be filed pursuant to the Synchronicity acquisition. A sale of a large number of newly released shares of our common stock could therefore result in a sharp decline in the market price of our common stock. In addition, the sale of these shares could impair our ability to raise capital through the sale of additional common stock.

Future Acquisitions May Negatively Affect Our Ongoing Business Operations and Our Operating Results

We may further expand our operations or market presence by acquiring or investing in additional complementary businesses, products or technologies that complement our business, increase our market coverage, enhance our technical capabilities or otherwise offer opportunities for growth. These transactions create risks such as:

- difficulty assimilating the operations, technology, products and personnel we acquire;
- disruption of our ongoing business;
- diversion of management's attention from other business concerns;
- one-time charges and expenses associated with amortization of purchased intangible assets; and
- potential dilution to our stockholders.

Our inability to address these risks could negatively impact our operating results. Moreover, any future acquisitions, even if successfully completed, may not generate any additional revenues or provide any benefit to our business.

The Market for Our PLM Software Is Rapidly Changing and Demand for PLM Software Could Decline

The market for PLM software is rapidly changing. We cannot be certain that this market will continue to develop and grow or that companies will choose to use our products rather than attempting to develop alternative platforms and applications internally or through other sources. If we fail to establish a significant base of customer references, our ability to market and license our products successfully may be reduced. Companies that have already invested substantial resources in other methods of sharing information during the design, manufacturing and supply process may be reluctant to adopt new technology or infrastructures that may replace, limit or compete with their existing systems or methods. We expect that we will continue to need to pursue intensive marketing and selling efforts to educate prospective customers about the uses and benefits of our products. Therefore, demand for and market acceptance of our software products is subject to a high level of uncertainty.

If We Are Not Successful in Developing New Products and Services that Keep Pace with Technology, Our Operating Results Will Suffer

The market for our software is characterized by rapid technological advances, changing customer needs and evolving industry standards. Accordingly, to realize our expectations regarding our operating results, we depend on our ability to:

- develop, in a timely manner, new software products and services that keep pace with developments in technology;

- meet evolving customer requirements; and

- enhance our current product and service offerings and deliver those products and services through appropriate distribution channels.

We may not be successful in developing and marketing, on a timely and cost-effective basis, either enhancements to our products or new products that respond to technological advances and satisfy increasingly sophisticated customer needs. If we fail to introduce new products, our operating results will suffer. In addition, if new industry standards emerge that we do not anticipate or adapt to, our software products could be rendered obsolete and our business could be materially harmed.

We May Not Achieve Anticipated Revenues if Market Acceptance of Our Software Does Not Continue

We believe that revenues from licenses of our software, together with revenues from related professional services, training and maintenance and customer support services, will account for substantially all of our revenues for the foreseeable future. Our future financial performance will depend on market acceptance of our software, including our Matrix PLM Platform, Business Process Applications and Enterprise Integration products, and any upgrades or enhancements that we may make to our products in the future. As a result, if our software does not achieve and maintain widespread market acceptance, we may not achieve anticipated revenues. In addition, if our competitors release new products that are superior to our software, demand for our products may not accelerate and could decline. If we are unable to increase the number and scope of our Business Process Applications and Enterprise Integration products or ship or implement any upgrades or enhancements to our products when planned, or if the introduction of upgrades or enhancements causes customers to defer orders for our existing products, we also may not achieve anticipated revenues.

We Will Not Succeed Unless We Can Compete in Our Markets

The markets in which we offer our software and services are intensely competitive and rapidly changing. Furthermore, we expect competition to intensify, given the newly emerging nature of the market for PLM software and consolidation in the software industry in general. We will not succeed if we cannot compete effectively in these markets. Competitors vary in size and in the scope and breadth of the products and services they offer. Many of our actual or potential competitors have significant advantages over us, including, without limitation:

- larger and more established selling and marketing capabilities;

- significantly greater financial, engineering and other resources;
- greater name recognition and a larger installed base of customers; and
- well-established relationships with our existing and potential customers, systems integrators, complementary technology vendors and Alliance Partners.

As a result, our competitors may be in a stronger position to respond quickly to new or emerging technologies and changes in customer requirements. Our competitors may also be able to devote greater resources to the development, promotion and sale of their products and services than we can. Accordingly, we may not be able to maintain or expand our revenues if competition increases and we are unable to respond effectively.

As competition in the PLM software market intensifies, new solutions will come to market. Our competitors may package their products in a manner that may discourage customers from licensing our software. Also, current and potential competitors may establish cooperative relationships among themselves or with third-parties or adopt aggressive pricing policies to gain market share. Consolidation in the industry also results in larger competitors that may have significant combined resources with which to compete against us. Increased competition could result in reductions in price and revenues, lower profit margins, loss of customers and loss of market share. Any one of these factors could materially and adversely affect our business and operating results.

We Depend on Licensed Third-Party Technology, and the Ability to Interoperate with Third Party Technology, the Loss of Which Could Adversely Impact the Licensing of Our Products, or Result in Increased Costs of or Delays in Licensing Our Products

We license technology from several companies on a non-exclusive basis that is integrated into many of our products. We also license certain enterprise interoperability products from third-parties for the purposes of enabling our products to interoperate with third party application products. We anticipate that we will continue to license technology from third-parties in the future. This software may not continue to be available on commercially reasonable terms, or at all. Some of the software we license from third-parties would be difficult and time-consuming to replace. The loss of any of these technology licenses could result in delays in the licensing of our products until equivalent technology, if available, is identified, licensed and integrated. The loss of the ability to integrate to any of the third party products could also adversely impact the licensing of our products. In addition, the effective implementation of our products may depend upon the successful operation of third-party licensed products in conjunction with our products, and therefore any undetected errors in these licensed products may prevent the implementation or impair the functionality of our products, delay new product introductions or injure our reputation.

We Could Incur Substantial Costs Defending Our Intellectual Property from Claims of Infringement

The software industry is characterized by frequent litigation regarding copyright, patent and other intellectual property rights. We may be subject to future litigation based on claims that our products infringe the intellectual property rights of others or that our own intellectual property rights are invalid. We expect that software product developers will increasingly be subject to infringement claims as the number of products and competitors in our industry grows and the functionality of products overlaps. From time to time, we have received correspondence from competitors asserting potential infringement of intellectual property rights or other claims based upon the integration of our software with one or more of their software offerings; such integrations are typically performed at the request of mutual customers. Claims of infringement could require us to reengineer or rename our products or seek to obtain licenses from third-parties in order to continue offering our products. Licensing or royalty agreements, if required, may not be available on terms acceptable to us or at all. Even if successfully defended, claims of infringement could also result in significant expense to us and the diversion of our management and technical resources.

Our Revenues Could Decline if We Do Not Develop and Maintain Successful Relationships with Systems Integrators, Complementary Technology Vendors and Alliance Partners

We pursue business alliances with systems integrators, complementary technology vendors and Alliance Partners to endorse our software, implement our software, provide customer support services, promote and resell products that integrate with our products and develop industry-specific software products. These alliances provide an opportunity to license our products to our Alliance Partners' installed customer bases. In many cases, these parties have established relationships with our existing and potential customers and can influence the decisions of these customers. We rely upon these companies for recommendations of our products during the evaluation stage of the purchasing process, as well as for implementation and customer support services. A number of our competitors have strong relationships with these systems integrators, complementary technology vendors and Alliance Partners who, as a result, may be more likely to recommend our competitors' products and services. In addition, some of our competitors have relationships with a greater number of these systems integrators, complementary technology vendors and Alliance Partners and, therefore, have access to a broader base of enterprise customers. If we are unable to establish, maintain and strengthen these relationships, we will have to devote substantially more resources to the selling and marketing, implementation and support of our products. Our efforts may not be as effective as these systems integrators, complementary technology vendors and Alliance Partners, which could significantly harm our operating results.

We May Not Be Able to Increase Revenues if We Do Not Expand Our Sales and Distribution Channels and Improve Our Sales Productivity

We will need to expand our direct and indirect global sales operations and improve our sales productivity in order to increase market awareness and acceptance of our software and generate increased revenues. We market and license our products directly through our sales organization and indirectly through our global Alliance Partner and distributor network.

Our ability to increase our global direct sales organization will depend on our ability to recruit, train and retain sales personnel with advanced sales skills and technical knowledge. Competition for qualified sales personnel is intense in our industry. In addition, it may take up to nine months for a new sales person to become fully productive. If we are unable to hire or retain qualified sales personnel, or if newly hired or existing sales personnel fail to develop the necessary skills, reach productivity more slowly than anticipated or are not able to maintain an expected level of productivity, we may have difficulty licensing our products, and we may experience a shortfall in anticipated revenues.

In addition, we believe that our future success is dependent upon expansion of our indirect global distribution channel, which consists of our relationships with a variety of systems integrators, complementary technology vendors and distributors. We cannot be certain that we will be able to maintain our current relationships or establish relationships with additional distribution partners on a timely basis, or at all. Our distribution partners may not devote adequate resources to promoting or selling our products and may not be successful. In addition, we may also face potential conflicts between our direct sales force and third-party reselling efforts. Any failure to expand our indirect global distribution channel or increase the productivity of this distribution channel could result in lower than anticipated revenues.

Our International Operations Expose Us to Business Risks Which Could Cause Our Operating Results to Suffer

Our international revenues and expenses are generally transacted by our foreign subsidiaries in their respective countries and are typically denominated in local currency. Approximately 41.1%, 35.6% and 33.9% of our total revenues for fiscal 2004, 2003 and 2002, respectively, were from our foreign subsidiaries. In addition, approximately 28.4%, 26.9% and 23.7% of our expenses for fiscal 2004, 2003 and 2002, respectively, were from our foreign subsidiaries. At July 3, 2004 and June 28, 2003, approximately 21.7% and 18.7%, respectively, of our total assets were located at our foreign subsidiaries. Many of our customers have operations in numerous locations around the globe. In order to attract, retain and service multi-national customers, we have to maintain strong direct and indirect sales and support organizations in Europe and Asia/Pacific. Our ability to penetrate international markets may be impaired by resource constraints and our ability to hire qualified personnel in foreign countries. We face a number of risks associated with conducting business internationally, which could negatively impact our operating results, including, without limitation:

- difficulties relating to the management, administration and staffing of a globally-dispersed business;
- longer sales cycles associated with educating foreign customers on the benefits of our products and services;
- longer accounts receivable payment cycles and difficulties in collecting accounts receivable;
- difficulties in providing customer support for our products in multiple time zones;
- currency fluctuations and exchange rates;
- limitations on repatriation of earnings of our foreign operations;
- the burdens of complying with a wide variety of foreign laws;
- reductions in business activity during the summer months in Europe and certain other parts of the world;
- multiple and possibly overlapping tax structures;
- negative tax consequences such as withholding taxes and employer payroll taxes;
- language barriers;
- the need to consider numerous international product characteristics;
- different accounting practices;
- import/export duties and tariffs, quotas and controls;
- complex and inflexible employment laws;
- economic or political instability in some international markets; and
- conflicting international business practices.

We believe that expansion into new international markets will be necessary for our future success. Therefore, a key aspect of our strategy is to continue to expand our presence in foreign markets. We may not succeed in our efforts to enter new international markets. If we fail to do so, we may not be able to maintain existing levels of revenues and promote growth in our revenues. This international expansion may be more difficult or time-consuming than we anticipate. It is also costly to establish and maintain international facilities and operations and promote our products internationally. Thus, if revenues from international activities do not offset the expenses of establishing and maintaining foreign operations, our operating results will suffer.

Our Services Revenues and Operating Results May Be Adversely Affected if We Are Not Able to Maintain the Billing and Utilization Rates for Our Professional Services Personnel

The billing rates we charge for our professional services and the utilization, or chargeability, of our professional services personnel are significant components of our services revenues, gross margin and operating results. Our billing rates are affected by a number of factors, including the introduction of new services or products by our competitors, the pricing policies of our competitors, demand for professional services and general economic conditions. Our utilization rates are also affected by a number of factors, including seasonal trends, our ability to transition employees from completed professional services engagements to new engagements and our ability to forecast demand of our professional services and thereby maintain an appropriate headcount. Many of the above factors are beyond our control. Accordingly, if we are not able to maintain the rates we charge for our professional services or an appropriate utilization for our professional services personnel, our service revenues and gross profit are likely to decline, which would adversely affect our operating results.

We Occasionally Perform Professional Services Engagements on a Fixed-Price Basis, Which Could Cause a Decline in Our Gross Margins

We occasionally perform professional services engagements on a fixed-price basis. Prior to performing a fixed-price professional services engagement, we estimate the amount of work involved for the engagement. However, we may underestimate the amount of time or resources required to complete a professional services engagement, and we may not be able to charge the customer for the additional work performed. If we do not correctly estimate the amount of time or resources required for a professional services engagement and we are not able to charge the customer for the additional work performed, our gross profit would decline, which would adversely affect our operating results.

If Systems Integrators Are Not Available or Fail to Perform Adequately, Our Customers May Suffer Implementation Delays and a Lower Quality of Customer Service, and We May Incur Increased Expenses

Systems integrators often are retained by our customers to implement our products. If experienced systems integrators are not available to implement our products, we will be required to provide these services internally, and we may not have sufficient resources to meet our customers' implementation needs on a timely basis. Use of our professional services personnel to implement our products would also increase our expenses. In addition, we cannot control the level and quality of service provided by our current and future implementation partners. If these systems integrators do not perform to the satisfaction of our customers, our customers could become dissatisfied with our products, which could adversely affect our business and operating results.

We Depend on Our Key Personnel to Manage Our Business Effectively, and if We Are Unable to Retain Key Personnel, Our Ability to Compete Could Be Harmed

Our ability to implement our business strategy and our future success depends largely on the continued services of our executive officers and other key engineering, sales, marketing and support personnel who have critical industry or customer experience and relationships. The loss of the technical knowledge and management and industry expertise of any of these key personnel could result in delays in product development, loss of customers and sales and diversion of management resources, which could materially and adversely affect our operating results. In addition, our future performance depends upon our ability to attract and retain highly qualified sales, engineering, marketing, services and managerial personnel, and there is intense competition for such personnel. If we do not succeed in retaining our personnel or in attracting new employees, our business could suffer significantly.

Our Products May Contain Defects that Could Harm Our Reputation, Be Costly to Correct, Delay Revenues and Expose Us to Litigation

Despite testing by us, our Alliance Partners and our customers, errors may be found in our products after commencement of commercial shipments. We and our customers have from time to time discovered errors in our software products. In the future, there may be additional errors and defects in our software. If errors are discovered, we may not be able to successfully correct them in a timely manner or at all. Errors and failures in our products could result in loss of or delay in market acceptance of our products and damage to our reputation and our ability to convince commercial users of the benefits of our products. In addition, we may need to make significant expenditures of capital resources in order to eliminate errors and failures. Since our products are used by customers for mission-critical applications, errors, defects or other performance problems could also result in financial or other damages to our customers, who could assert warranty and other claims for substantial damages against us. Although our license agreements with our customers typically contain provisions designed to limit our exposure to potential product liability claims, it is possible that such provisions may not be effective or enforceable under the laws of certain jurisdictions. In addition, our insurance policies may not adequately limit our exposure with respect to such claims. A product liability claim, even if unsuccessful, would be costly and time-consuming to defend and could harm our business.

If We Are Unable to Obtain Additional Capital as Needed in the Future, Our Business May Be Adversely Affected and the Market Price for Our Common Stock Could Significantly Decline

We have been unable to fund our operations using cash generated from our business operations and have financed our operations principally through the sale of securities. We may need to raise additional debt or equity capital to fund an expansion of our operations, to enhance our products and services, or to acquire or invest in complementary products, services, businesses or technologies. If we raise additional funds through further issuances of equity or convertible debt securities, our existing stockholders could suffer significant dilution, and any new equity securities we issue could have rights, preferences and privileges superior to those of holders of our common stock. In addition, we may not be able to obtain additional financing on terms favorable to us, if at all. If adequate funds are not available on terms favorable to us, our business may be adversely affected and the market price for our common stock could significantly decline.

Our Business May be Adversely Affected by Securities Class Action Litigation

On April 19, 2002, a consolidated amended class action complaint was filed in the United States District Court for the Southern District of New York. The complaint, which superseded five virtually identical complaints that had been filed from July 24, 2001 to September 5, 2001, names as defendants the Company, two of our officers, and certain underwriters involved in our initial public offering of common stock ("IPO"). The complaint is allegedly brought on behalf of purchasers of our common stock during the period from February 29, 2000 to December 6, 2000 and asserts, among other things, that our IPO prospectus and registration statement violated federal securities laws because they contained material misrepresentations and/or omissions regarding the conduct of our IPO underwriters in allocating shares in our IPO to the underwriters' customers. The action seeks damages, fees and costs associated with the litigation, and interest. We and our officers and directors believe that the allegations in the complaint are without merit and have defended the litigation vigorously. The litigation process is inherently uncertain and unpredictable, however, and there can be no guarantee as to the ultimate outcome of this pending lawsuit.

In the past, securities class action litigation has often been brought against a company following periods of volatility in the price of its securities. Due to the volatility of our stock price, we may be the target of securities litigation in the future. The expense of defending and the outcome of pending and future shareholder litigation (including the New York securities litigation described above and in Legal Proceedings in Part 1, Item 3 of this Annual Report on Form 10-K) and the possible inadequacy of the Company's insurance to cover its obligations with respect to the ultimate resolution of any pending or future litigation matters could have a material adverse effect on our operating results. Securities litigation could also divert management's attention and resources from our business, which could have a material adverse effect on our business and operating results.

Failure to Protect Our Intellectual Property Could Harm Our Name Recognition Efforts and Ability to Compete Effectively

Currently, we rely on a combination of trademarks, copyrights and common law safeguards, including trade secret protection to protect our intellectual property rights. To protect our intellectual property rights in the future, we intend to rely on a combination of patents, trademarks, copyrights and common law safeguards, including trade secret protection. We also rely on restrictions on use, confidentiality and nondisclosure agreements and other contractual arrangements with our employees, affiliates, customers, Alliance Partners and others. The protective steps we have taken may be inadequate to deter misappropriation of our intellectual property and proprietary information. A third-party could obtain our proprietary information or develop products or technology competitive with ours. We may be unable to detect the unauthorized use of, or take appropriate steps to enforce, our intellectual property rights. We have registered some of our trademarks in the United States and abroad and have other trademark and patent applications pending or in preparation. Effective patent, trademark, copyright and trade secret protection may not be available in every country in which we offer or intend to offer our products and services to the same extent as in the United States. Failure to adequately protect our intellectual property could harm or even destroy our brands and impair our ability to compete effectively. Further, enforcing our intellectual property rights could result in the expenditure of significant financial and managerial resources and may not prove successful.

Our Stock Price Has Been and May Continue to be Volatile Which May Lead to Losses by Stockholders

The trading price of our common stock has been highly volatile and has fluctuated significantly in the past. During fiscal 2004, our stock price fluctuated between a low bid price of $4.08 per share and a high bid price of $8.73 per share. During fiscal 2003, our stock price fluctuated between a low bid price of $1.78 per share and a high bid price of $7.36 per share. We believe that the price of our common stock may continue to fluctuate significantly in the future in response to a number of events and factors relating to our company, our competitors, the market for our products and services and the global economy, many of which are beyond our control, such as:

- variations in our quarterly operating results;
- changes in financial estimates and recommendations by securities analysts;
- changes in market valuations of software companies;
- announcements by us or our competitors of significant contracts, acquisitions, strategic partnerships, joint ventures or capital commitments;
- loss of a major customer or failure to complete significant business transactions;
- additions or departures of key personnel;
- the threat of additional litigation by current or former employees, customers, and shareholders;
- sales of a substantial number of shares of our common stock in the public market by existing shareholders;
- sales of common stock or other securities by us in the future; and
- news relating to trends in our markets.

In addition, the stock market in general, and the market for technology companies in particular, has experienced extreme volatility. This volatility has often been unrelated to the operating performance of particular companies. These broad market and industry fluctuations may adversely affect the market price of our common stock, regardless of our operating performance.

Anti-Takeover Provisions in Our Organizational Documents and Delaware Law Could Prevent or Delay a Change in Control of Our Company

Certain provisions of our certificate of incorporation and bylaws may discourage, delay or prevent a merger or acquisition that stockholders may consider favorable. These provisions may also prevent changes in our management. These provisions include, without limitation:

- authorizing the issuance of undesignated preferred stock;
- providing for a classified board of directors with staggered, three-year terms;
- requiring super-majority voting to effect certain amendments to our certificate of incorporation and bylaws;

- limiting the persons who may call special meetings of stockholders;
- prohibiting stockholder action by written consent; and
- establishing advance notice requirements for nominations for election to the board of directors or for proposing matters that can be acted on by stockholders at stockholder meetings.

Certain provisions of Delaware law may also discourage, delay or prevent someone from acquiring or merging with us.

ITEM 7A: QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We have foreign subsidiaries in Austria, Canada, England, France, Germany, Italy, Japan, Korea, Singapore and the Netherlands. Our international revenues and expenses are generally transacted by our foreign subsidiaries in their respective countries and are typically denominated in local currency. Approximately 41.1%, 35.6% and 33.9% of our total revenues for fiscal 2004, 2003 and 2002, respectively, were from our foreign subsidiaries. In addition, approximately 28.4%, 26.9% and 23.7% of our expenses for fiscal 2004, 2003 and 2002, respectively, were from our foreign subsidiaries. At July 3, 2004 and June 28, 2003, approximately 21.7% and 18.7%, respectively, of our total assets were located at our foreign subsidiaries.

We are exposed to foreign currency exchange rate fluctuations as the financial results and balances of our foreign subsidiaries are translated into U.S. dollars. As exchange rates vary, these results, when translated, may vary from expectations and may adversely impact our results of operations and financial condition ("translation risk"). Therefore, we are exposed to both foreign currency exchange risks and fluctuations in foreign currencies, along with economic and political instability in the foreign countries in which we operate, all of which could adversely impact our results of operations and financial condition. We currently do not enter into contracts or agreements to minimize our exposure to the effects of changes in foreign currency when the results of our international subsidiaries are translated to U.S. Dollars. Accordingly, if the dollar weakens relative to foreign currencies, our revenues and expenses would increase when stated in U.S. Dollars. Conversely, if the dollar strengthens, our revenues and expenses would decrease.

Our exposure to foreign currency exchange rate fluctuations also arises in part from the payment of intercompany transactions. Our intercompany transactions are typically denominated in the local currency of the foreign subsidiary in order to centralize foreign currency risk at the parent company in the United States. The parent company and our foreign subsidiaries may also transact business in a currency other than the local currency. Our foreign currency hedging program is principally designed to mitigate the future potential impact of changes in the value of transactions denominated in a currency other than the local currency as a result of changes in foreign currency exchange rates, which may impact our results of operations. Our foreign currency hedging program is not designed, nor do we enter into foreign currency contracts, to mitigate translation risk. We use forward contracts to reduce our exposure to foreign currency risk due to fluctuations in exchange rates underlying the value of accounts receivable and accounts payable denominated in a currency other than the local currency and certain intercompany accounts receivable and intercompany accounts payable transactions designated for repayment. A forward contract obligates us to exchange predetermined amounts of specified foreign currencies at specified exchange rates on specified dates. These forward contracts are denominated in the same currency in which the underlying foreign currency receivables or payables are denominated and bear a contract value and maturity date that approximate the value and expected settlement date, respectively, of the underlying transactions. Unrealized gains and losses on open contracts at the end of each accounting period, resulting from changes in the fair value of these contracts, are recognized in earnings in the same period as gains and losses on the underlying foreign denominated receivables or payables are recognized and generally offset. Gains and losses on forward contracts and foreign denominated receivables and payables are included in other income (expense), net. We do not enter into or hold derivatives for trading or speculative purposes, and we only enter into forward contracts with highly rated financial institutions. At July 3, 2004, we there were no forward contracts outstanding.

We plan to continue our use of forward contracts and other instruments in the future to reduce our exposure to exchange rate fluctuations from accounts receivable and accounts payable denominated in a currency other than the local currency and certain intercompany accounts receivable and intercompany accounts payable transactions designated for repayment, and we may not be able to do this successfully. Accordingly, we may experience economic loss and a negative impact on our results of operations as a result of foreign currency exchange rate fluctuations. Also, as we continue to expand our operations outside of the United States, our exposure to fluctuations in currency exchange rates could increase.

We deposit our cash in highly rated financial institutions in North America, Europe and Asia/Pacific. We invest in diversified United States and international money market mutual funds and United States Treasury and agency securities. At July 3, 2004, we had $97.1 million, $9.2 million and $0.1 million invested in the United States, Continental Europe and England, respectively. At July 3, 2004, the weighted average interest rate on our investments was 1.12% per annum. Due to the short-term nature of our investments, we believe we have minimal market risk.

Our investments are subject to interest rate risk. All of our investments have remaining maturities of three months or less. If these short-term assets were reinvested in a declining interest rate environment, we would experience an immediate negative impact on other income. The opposite holds true in a rising interest rate environment.

ITEM 8: FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

The following consolidated financial statements and the related notes thereto of MatrixOne, Inc. and the Report of Independent Auditors thereon are filed as a part of this Annual Report on Form 10-K:

	Page
Report of Independent Registered Public Accounting Firm	51
Consolidated Balance Sheets as of July 3, 2004 and June 28, 2003	52
Consolidated Statements of Operations for the years ended July 3, 2004, June 28, 2003 and June 29, 2002	53
Consolidated Statements of Stockholders' Equity for the years ended July 3, 2004, June 28, 2003 and June 29, 2002	54
Consolidated Statements of Cash Flows for the years ended July 3, 2004, June 28, 2003 and June 29, 2002	55
Notes to Consolidated Financial Statements	56

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of MatrixOne, Inc.:

We have audited the accompanying consolidated balance sheets of MatrixOne, Inc. as of July 3, 2004 and June 28, 2003 and the related consolidated statements of operations, stockholders' equity and cash flows for each of the three years in the period ended July 3, 2004. Our audits also included the financial statement schedule for each of the three years in the period ended July 3, 2004 listed in the Index at Item 15(a). These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of MatrixOne, Inc. as of July 3, 2004 and June 28, 2003 and the results of its operations and its cash flows for each of the three years in the period ended July 3, 2004, in conformity with U.S. Generally Accepted Accounting Principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

/s/ Ernst & Young LLP

Boston, Massachusetts
July 29, 2004

MATRIXONE, INC.

CONSOLIDATED BALANCE SHEETS
(In thousands, except per share amounts)

	July 3, 2004	June 28, 2003
ASSETS		
CURRENT ASSETS:		
Cash and cash equivalents	$118,414	$127,665
Accounts receivable, less allowance for doubtful accounts of $1,454 and $2,186	25,274	19,544
Prepaid expenses and other current assets	4,326	7,197
Total current assets	148,014	154,406
PROPERTY AND EQUIPMENT, NET	7,053	11,911
OTHER ASSETS	2,078	2,367
	$157,145	$168,684
LIABILITIES AND STOCKHOLDERS' EQUITY		
CURRENT LIABILITIES:		
Accounts payable	$ 4,561	$ 6,187
Accrued expenses	15,666	15,202
Deferred revenue	20,039	17,910
Total current liabilities	40,266	39,299
COMMITMENTS AND CONTINGENCIES (NOTE 7)		
STOCKHOLDERS' EQUITY:		
Preferred stock, $0.01 par value per share, 5,000 shares authorized, 0 shares issued and outstanding	—	—
Common stock, $0.01 par value per share; 100,000 shares authorized; 48,733 and 47,904 shares issued and outstanding	487	479
Additional paid-in capital	213,152	211,098
Deferred stock-based compensation	—	(567)
Accumulated deficit	(99,374)	(83,165)
Accumulated other comprehensive income	2,614	1,540
Total stockholders' equity	116,879	129,385
	$157,145	$168,684

The accompanying notes are an integral part of these consolidated financial statements.

MATRIXONE, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands, except per share amounts)

	Year Ended		
	July 3, 2004	June 28, 2003	June 29, 2002
REVENUES:			
Software license	$ 37,983	$ 41,079	$ 47,443
Service	71,100	68,329	74,020
Total revenues	109,083	109,408	121,463
COST OF REVENUES:			
Software license	6,290	5,422	5,927
Service(1)	46,760	46,539	54,478
Total cost of revenues	53,050	51,961	60,405
Gross profit	56,033	57,447	61,058
OPERATING EXPENSES:			
Selling and marketing(1)	36,951	41,589	48,166
Research and development(1)	22,889	25,049	25,374
General and administrative(1)	9,621	10,452	12,814
Stock-based compensation(1)	567	3,195	3,910
Restructuring charges	1,751	3,423	2,812
Asset impairment and disposal charges	1,680	—	—
Total operating expenses	73,459	83,708	93,076
Loss from operations	(17,426)	(26,261)	(32,018)
OTHER INCOME (EXPENSE):			
Interest income	1,208	1,979	3,557
Other income (expense), net	191	(57)	(244)
Total other income	1,399	1,922	3,313
Loss before income taxes	(16,027)	(24,339)	(28,705)
PROVISION FOR INCOME TAXES	182	141	—
NET LOSS	$ (16,209)	$ (24,480)	$ (28,705)
BASIC AND DILUTED NET LOSS PER SHARE:			
Net loss	$ (0.33)	$ (0.52)	$ (0.62)
Shares used in computing basic and diluted net loss per share	48,411	47,489	46,147

(1) The following summarizes the allocation of stock-based compensation:

Cost of service revenues	$ 172	$ 812	$ 968
Selling and marketing	165	868	1,136
Research and development	107	692	789
General and administrative	123	823	1,017
Total stock-based compensation	$ 567	$ 3,195	$ 3,910

The accompanying notes are an integral part of these consolidated financial statements.

MATRIXONE, INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
(In thousands)

	Common Stock Number of Shares	Common Stock Amount	Additional Paid-in Capital	Deferred Stock-Based Compensation	Accumulated Deficit	Comprehensive Income (Loss)	Accumulated Other Comprehensive Income (Loss)	Total Stockholders' Equity
BALANCE, JUNE 30, 2001	45,194	$ 452	$ 209,065	$ (8,297)	$ (29,980)		$ (1,924)	$ 169,316
Comprehensive loss:								
Foreign currency translation adjustments	—	—	—	—	—	$ 2,339	2,339	2,339
Net loss	—	—	—	—	(28,705)	(28,705)	—	(28,705)
Comprehensive loss						$ (26,366)		
Stock option exercises	1,607	16	1,149	—	—		—	1,165
Purchases under employee stock purchase plan	229	2	1,063	—	—		—	1,065
Stock-based compensation	—	—	—	3,910	—		—	3,910
Reversal of stock-based compensation from stock option cancellations	—	—	(489)	489	—		—	—
BALANCE, JUNE 29, 2002	47,030	470	210,788	(3,898)	(58,685)		415	149,090
Comprehensive loss:								
Foreign currency translation adjustments	—	—	—	—	—	$ 1,125	1,125	1,125
Net loss	—	—	—	—	(24,480)	(24,480)	—	(24,480)
Comprehensive loss						$ (23,355)		
Stock option exercises	705	7	455	—	—		—	462
Purchases under employee stock purchase plan	469	5	1,024	—	—		—	1,029
Repurchase of common stock	(300)	(3)	(1,033)	—	—		—	(1,036)
Stock-based compensation	—	—	—	3,195	—		—	3,195
Reversal of stock-based compensation from stock option cancellations	—	—	(136)	136	—		—	—
BALANCE, JUNE 28, 2003	47,904	479	211,098	(567)	(83,165)		1,540	129,385
Comprehensive loss:								
Foreign currency translation adjustments	—	—	—	—	—	$ 1,074	1,074	1,074
Net loss	—	—	—	—	(16,209)	(16,209)	—	(16,209)
Comprehensive loss						$ (15,135)		
Stock option exercises	539	5	976	—	—		—	981
Purchases under employee stock purchase plan	290	3	1,078	—	—		—	1,081
Stock-based compensation	—	—	—	567	—		—	567
BALANCE, JULY 3, 2004	48,733	$ 487	$ 213,152	$ —	$ (99,374)		$ 2,614	$ 116,879

The accompanying notes are an integral part of these consolidated financial statements

MATRIXONE, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

	Year Ended		
	July 3, 2004	**June 28, 2003**	**June 29, 2002**
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net loss	$(16,209)	$(24,480)	$(28,705)
Adjustments to reconcile net loss to net cash used in operating activities:			
Depreciation	4,345	5,202	4,513
Asset impairment and disposal charges	1,680	—	—
Stock-based compensation	567	3,195	3,910
Provision for (reduction in) doubtful accounts	(730)	375	1,351
Changes in assets and liabilities:			
Accounts receivable	(4,231)	17,100	7,279
Prepaid expenses and other current assets	2,990	985	(4,226)
Accounts payable	(1,735)	(4,623)	382
Accrued expenses	105	(6,279)	(1,256)
Deferred revenue	1,588	(3,275)	2,916
Net cash used in operating activities	(11,630)	(11,800)	(13,836)
CASH FLOWS FROM INVESTING ACTIVITIES:			
Purchases of property and equipment	(1,057)	(2,155)	(6,820)
Other assets	325	338	171
Net cash used in investing activities	(732)	(1,817)	(6,649)
CASH FLOWS FROM FINANCING ACTIVITIES:			
Proceeds from stock option exercises	981	462	1,165
Proceeds from purchases of common stock under employee stock purchase plan	1,081	1,029	1,065
Repurchase of common stock	—	(1,036)	—
Net cash provided by financing activities	2,062	455	2,230
EFFECT OF EXCHANGE RATES ON CASH AND CASH EQUIVALENTS	1,049	1,185	1,548
NET DECREASE IN CASH AND CASH EQUIVALENTS	(9,251)	(11,977)	(16,707)
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	127,665	139,642	156,349
CASH AND CASH EQUIVALENTS, END OF YEAR	$118,414	$127,665	$139,642
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:			
Cash paid for income taxes	$ 234	$ 378	$ 409

The accompanying notes are an integral part of these consolidated financial statements.

MATRIXONE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except per share amounts)

Note 1: Description of the Company and Summary of Significant Accounting Policies

Description of the Company

MatrixOne, Inc. (the "Company") is a provider of collaborative product lifecycle management ("PLM") solutions that enable companies from a broad range of industries to accelerate innovation and time to market and drive efficiencies into the product development processes by allowing for the collaborative development, building and management of their products. The Company licenses its software both directly to end users and through a network of domestic and international distributors. The Company generates its revenues from licensing its software and providing professional services, training and maintenance and customer support services. The Company has its headquarters in the United States ("U.S."), with offices in Canada, England, France, Germany, Italy, Japan, Korea, Singapore, and the Netherlands and throughout the U.S.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the U.S. requires management to make estimates and judgments, which are evaluated on an on-going basis, that affect the amounts reported in the consolidated financial statements and accompanying notes. Management bases its estimates on historical experience and on various other assumptions that it believes are reasonable at that time under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results could differ from those estimates. In particular, significant estimates and judgments include those related to revenue recognition, allowance for doubtful accounts, valuation of prepaid software license fees, useful lives of property and equipment, valuation of deferred tax assets and software license and professional services warranty.

Basis of Presentation and Principles of Consolidation

The Company operates on a 52 or 53 week fiscal year that ends on the Saturday closest to June 30th and on thirteen or fourteen week fiscal quarters that end on the Saturday closest to September 30th, December 31st and March 31st. The fiscal quarter ended January 3, 2004 consisted of fourteen weeks, and the fiscal year ended July 3, 2004 consisted of 53 weeks. The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All significant intercompany accounts and transactions have been eliminated.

Foreign Currency Translation and Transactions

The functional currency of each subsidiary is the local currency. Assets and liabilities of foreign subsidiaries are translated at the rates in effect at the balance sheet date, while stockholders' equity is translated at historical rates. Statements of operations transactions are translated at the rate on the date of the transaction or the average rate for the month if transaction specific information is not available. Cash flow amounts are translated at the average rate for the period. Translation adjustments are included as a component of accumulated other comprehensive income. During fiscal 2004, 2003 and 2002, the net effect of realized and unrealized foreign currency transaction gains and losses aggregated $261, $66 and $150, respectively, and were included in other income (expense), net.

Derivative Financial Instruments

The Company's exposure to foreign currency exchange rate fluctuations arises in part from intercompany transactions. The Company's intercompany transactions are typically denominated in the local currency of the foreign subsidiary in order to centralize foreign currency risk at the parent company in the United States. The parent company and its foreign subsidiaries may also transact business in a currency other than the local currency.

The Company's foreign currency hedging program is principally designed to mitigate the future potential impact of changes in the value of transactions denominated in a currency other than the local currency as a result of changes in foreign currency exchange rates, which may impact the Company's results of operations. The Company's foreign currency hedging program is not designed, nor does the Company enter into foreign currency contracts, to mitigate translation risk. No derivative instruments utilized by the Company have been designated as hedging instruments. The Company uses forward contracts to reduce its exposure to foreign currency risk due to fluctuations in exchange rates underlying the value of accounts receivable and accounts payable and intercompany accounts receivable and intercompany accounts payable denominated in a currency other than the local currency. A forward contract obligates the Company to exchange predetermined amounts of specified foreign currencies at specified exchange rates on specified dates. These forward contracts are denominated in the same currency in which the underlying foreign currency receivables or payables are denominated and bear a contract value and maturity date that approximate the value and expected settlement date, respectively, of the underlying transactions. Unrealized gains and losses on open contracts at the end of each accounting period, resulting from changes in the fair value of these contracts, are recognized in earnings in the same period as gains and losses on the underlying foreign denominated receivables or payables are recognized and generally offset. Gains and losses on forward contracts and foreign denominated receivables and payables are included in other income (expense), net. The Company does not enter into or hold derivatives for trading or speculative purposes, and the Company only enters into forward contracts with highly rated financial institutions. At July 3, 2004 and June 28, 2003, there were no open forward contracts.

Comprehensive Income (Loss)

Comprehensive income (loss) includes net income (loss) as well as other changes in stockholders' equity, except stockholders' investments and distributions, repurchases of common stock and deferred stock-based compensation.

Revenue Recognition

The Company generates revenues from licensing its software and providing professional services, training and maintenance and customer support services. The Company executes separate contracts that govern the terms and conditions of each software license and maintenance arrangement and each professional services arrangement. These contracts may be an element in a multiple-element arrangement. Revenues under multiple-element arrangements, which may include several different software products or services sold together, are allocated to each element using the residual method.

The Company uses the residual method when fair value does not exist for one of the delivered elements in an arrangement. Under the residual method, the fair value of the undelivered elements is deferred and subsequently recognized. The Company has established sufficient vendor specific objective evidence of fair value for professional services, training and maintenance and customer support services based on the price charged when these elements are sold separately. Accordingly, software license revenue is recognized under the residual method in arrangements in which software is licensed with professional services, training or maintenance and customer support services.

The Company recognizes software license revenues upon execution of a signed software license agreement, delivery of the software to a customer and determination that collection of a fixed license fee is probable. For delivery over the Internet, the software license is considered delivered when the customer is provided access to the software files.

In accordance with the Company's agreements with its value-added resellers and distributors ("Alliance Partners"), an Alliance Partner has the right to license the Company's software to its customers ("end users"). Therefore, the Company has no obligation to the Alliance Partner's end users. Accordingly, the Company recognizes software license revenues from an Alliance Partner upon receipt of a written confirmation from the Alliance Partner of a noncancellable, binding written arrangement with the ultimate end user and delivery of the software to the Alliance Partner.

The Company recognizes revenue from software subscription arrangements ratably over the term of the contract on a straight-line basis. Fees from revenue sharing, royalty and subscriber arrangements with and through third-parties are recognized as revenue when they are fixed and determinable, generally upon receipt of a statement from the third-party.

Service revenues include professional services, reimbursements received for out-of-pocket expenses incurred, training and maintenance and customer support fees. Professional services are not essential to the functionality of the other elements in an arrangement and are accounted for separately. Professional services revenues are primarily derived from time and material contracts and are recognized as the services are performed. Professional services revenues for fixed-price contracts are recognized using a concept of proportional performance based upon the ratio of direct labor costs to expected labor costs. If conditions for acceptance are required, professional services revenues are recognized upon customer acceptance. The Company's customers generally reimburse us for the majority of our out-of-pocket expenses incurred during the course of an engagement. The Company does not mark-up or add additional fees to the actual out-of-pocket expenses the Company incurs. Training revenues are recognized as the services are provided.

For arrangements that include the licensing of software and the performance of professional services under a fixed-price contract, both the software license revenues and professional services revenues are recognized using a concept of proportional performance based upon the ratio of direct labor costs to expected labor costs.

Maintenance and customer support fees include the right to unspecified upgrades on a when-and-if-available basis and ongoing technical support. Maintenance and customer support fees are recognized ratably over the term of the contract, generally one year, on a straight-line basis. When a maintenance and customer support fee is included in a software license fee, the Company allocates a portion of the software license fee to maintenance and customer support fees based on the renewal rate of maintenance and customer support fees.

(In thousands, except per share amounts)

Cash Equivalents

The Company considers all time deposits and short-term investments with an original maturity of 90 days or less at the date of purchase to be cash equivalents. The Company's cash equivalents are primarily comprised of diversified U.S. and international money market mutual funds, which are reported at cost, and U.S. Treasury and agency securities and commercial paper registered and traded in the U.S., which are reported at amortized cost. The reported value of the Company's cash equivalents approximates market value.

Fair Value of Financial Instruments

The Company's financial instruments consist primarily of cash and cash equivalents. The book values of these financial instruments approximated their respective fair values as of each balance sheet presented due to their short-term maturities.

Concentrations of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk are principally cash, cash equivalents and accounts receivable. Concentration of credit risk with respect to cash and cash equivalents is limited because the Company deposits its cash in highly rated financial institutions in North America, Europe and Asia/Pacific and invests in diversified U.S. and international money market mutual funds. The Company only invests in highly rated commercial paper registered and traded in the U.S. and limits its investment in any one issuer to $5,000 and, therefore, believes credit risk related to its investments in commercial paper is limited. In addition, the Company believes there is no credit risk related to its investments in U.S. Treasury and agency securities. The Company's investments in U.S. Treasury and agency securities and commercial paper have original maturity dates of 90 days or less, which further mitigates the Company's exposure to credit risk.

Concentration of credit risk with respect to accounts receivable is limited to certain customers to whom the Company makes substantial sales. The Company maintains an allowance for potential credit losses but historically has not experienced any significant losses related to individual customers or groups of customers in any particular industry or geographic area.

Allowance for Doubtful Accounts

The Company periodically assesses the collectibility of customer accounts receivable. The Company maintains an allowance for estimated losses resulting from uncollectible customer accounts receivable. In estimating this allowance, the Company considers customer specific factors such as historical collection experience, current credit worthiness, the aggregate amount due, age of the receivable and general economic conditions that may affect a customer's ability to pay. The Company also considers factors such as the overall balance and aging of our accounts receivable, as well as customer and geographic concentrations. Actual customer collections could differ materially from our estimates. The use of different estimates or assumptions could produce a materially different allowance. If the financial condition of our customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required. As a result of lower total revenues and accounts receivable and improvement in the aging of the Company's accounts receivable and the days of our sales outstanding as compared to past fiscal periods, the Company revised its estimate of doubtful accounts and as a result decreased the allowance for doubtful accounts by $730 during fiscal 2004. The allowance for doubtful accounts was $1,454 and $2,186 at July 3, 2004 and June 28, 2003, respectively.

(In thousands, except per share amounts)

Prepaid Software License Fees

Prepaid software royalty fees, which are included in prepaid expenses and other current assets, are paid to third-party software developers under contractual arrangements for technology integrated into certain of the Company's Business Process Applications and Enterprise Integration products. Amortization of prepaid software royalty fees commences when the software is available for general release. Prepaid software royalty fees are amortized and charged to cost of software license revenues based on the greater of the actual royalties incurred to date or the straight-line method of amortization over the estimated useful life of the software product, which is generally two or three years. Management regularly reviews the valuation of each prepaid software royalty fee in order to determine if events and circumstances may require a change in such valuation to reflect the estimated recoverable amount. Prepaid software royalty fees aggregated $640 and $3,565 at July 3, 2004 and June 28, 2003, respectively.

Due to the inability of two partners to successfully perform in accordance with the related product development agreements, during fiscal 2004 the Company terminated two product development agreements for certain Business Process Applications for which the Company had previously paid and capitalized prepaid software royalty fees. Accordingly, the Company recorded a charge to cost of software license revenues of $605.

Property and Equipment

Property and equipment are recorded at cost. Internal and external costs incurred to develop, implement and install computer software for internal use are capitalized. Depreciation is computed using the straight-line method over the estimated useful lives of the assets (computer equipment and software, two to five years; furniture and fixtures, three to 10 years; office equipment, three to five years; leasehold improvements, shorter of useful life or remaining lease term). Maintenance and repair expenditures are charged to operations when incurred, and additions and improvements are capitalized. The Company reviews its property and equipment whenever events or changes in circumstances may indicate that the carrying amount of certain assets may not be recoverable and recognizes an impairment loss when it is probable that the estimated cash flows are less than the carrying value of these assets. Property and equipment to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell. Net losses on disposals and impairment of property and equipment are included in other income (expense), net and were $83 and $309 during fiscal 2004 and fiscal 2002, respectively, and were not material during fiscal 2003.

In conjunction with the October 2003 restructuring program (Note 3), the Company evaluated the recoverability of certain of its assets. Based on this evaluation, the Company determined that certain capitalized software would not be recoverable due to the Company's inability to utilize and maintain this software as a result of the termination of certain operational and technical personnel and the reorganization of certain departments. Accordingly, the Company recorded an asset impairment charge of $1,209, which represented the net book value of this software as of the evaluation date. In addition, in conjunction with the closure and consolidation of certain office facilities, the Company abandoned or disposed of certain office equipment and leasehold improvements that could not be transferred to or used by the remaining offices and recorded an asset abandonment and disposal charge of $471, which represented the net book value of these assets on the date of the abandonment or disposal.

Software License and Professional Services Warranty

The Company generally provides a 90 day warranty on its software products. The Company's software products are generally warranted to perform in all material aspects as described in the applicable software product documentation and the media in which the software is delivered is warranted to be free of defects in materials and workmanship under normal use. To date, software product warranty expense has not been material.

The Company's professional services are generally warranted to be performed in a workmanlike manner. In the event the customer requests the work be corrected, the Company generally will provide these additional professional services at no charge to comply with its warranty obligations and to ensure customer satisfaction. The Company estimates its professional services warranty liability based on historical activity. Warranty expense is included in cost of services. If the Company's actual warranty activities differ from these estimates, revisions to the estimated warranty liability would be required and result in additional charges to cost of services. The Company primarily satisfies its warranty obligations by providing in-kind services.

Shipping and Handling Costs

The Company records shipping and handling costs related to the distribution of its software as cost of software license revenues.

Research and Development and Software Development Costs

Research and development costs are charged to expense as incurred. Software development costs are included in research and development and are charged to expense as incurred. After technological feasibility is established, material software development costs are capitalized. The capitalized cost is then amortized on a straight-line basis over the estimated product life, or in the ratio of current revenues to total projected product revenues, whichever is greater. To date, the period between achieving technological feasibility, which the Company has defined as when beta testing commences, and the general availability of such software has been minimal, and software development costs qualifying for capitalization have been insignificant. Accordingly, the Company has not capitalized any software development costs for the periods presented.

Stock-Based Compensation

Pursuant to the Company's Third Amended and Restated 1996 Stock Plan (the "1996 Plan") and the Company's Amended and Restated 1999 Stock Plan (the "1999 Plan"), the Company may grant incentive and nonqualified stock options, stock issuances and opportunities to make direct purchases of stock to employees, officers or consultants of the Company. The Company records stock-based compensation issued to employees and directors (collectively "employees") using the intrinsic value method and stock-based compensation issued to non-employees using the fair value method. Stock-based compensation is recognized on stock options issued to employees if the option exercise price is less than the market price of the underlying stock on the date of grant, and stock-based compensation is recognized on all stock options granted to non-employees. During the periods presented, no stock options were issued to employees at an exercise price less than the market price of the underlying stock on the date of grant, and no stock options were issued to non-employees. Accordingly, no stock-based compensation expense was recorded pursuant to stock options granted during the periods presented.

(In thousands, except per share amounts)

Had compensation expense for all stock options been determined based on fair value as prescribed by Statement of Financial Accounting Standards No. 123, the Company's pro forma net loss and pro forma basic and diluted net loss per share would have been as follows:

	Year Ended		
	July 3, 2004	June 28, 2003	June 29, 2002
NET LOSS:			
Net loss, as reported	$ (16,209)	$ (24,480)	$ (28,705)
Exclude: Stock-based compensation expense included in net loss	567	3,195	3,910
Include: Stock-based compensation expense using the fair value method	(17,512)	(17,449)	(17,157)
Pro forma net loss	$ (33,154)	$ (38,734)	$ (41,952)
BASIC AND DILUTED NET LOSS PER SHARE:			
As reported	$(0.33)	$(0.52)	$(0.62)
Pro forma	$(0.68)	$(0.82)	$(0.91)

Refer to Note 8 for additional information relating to the Company's stock option plans and the fair value of the Company's stock options.

Income Taxes

The Company accounts for income taxes under the asset and liability method, which recognizes deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the tax basis of assets and liabilities and their financial statement reported amounts. The Company records a valuation allowance against deferred tax assets when it is more likely than not that such assets will not be realized.

Net Income (Loss) Per Share

Basic net income (loss) per share is computed by dividing net income (loss) by the weighted average number of shares of common stock outstanding during the period. Diluted net income (loss) per share is computed by dividing net income (loss) by the shares used in the calculation of basic net income (loss) per share plus the dilutive effect of common stock equivalents, such as stock options, using the treasury stock method. Common stock equivalents are excluded from the computation of diluted net income (loss) per share if their effect is antidilutive.

Potentially dilutive common stock options and warrants aggregating 10,321, 7,523 and 10,279 for fiscal 2004, 2003, and 2002, respectively, have been excluded from the computation of diluted net income (loss) per share because their inclusion would be anti-dilutive.

(In thousands, except per share amounts)

Note 2: Details of Financial Statement Components

	As of	
	July 4, 2004	June 28, 2003
CASH AND CASH EQUIVALENTS:		
Cash	$ 11,956	$ 8,535
U.S. Treasury and agency securities	59,949	32,027
Money market mutual funds	46,509	87,103
	$ 118,414	$ 127,665
PROPERTY AND EQUIPMENT, NET:		
Computer equipment and software	$ 11,961	$ 14,612
Furniture and fixtures	2,923	3,403
Leasehold improvements	4,229	4,974
Office equipment	1,291	1,264
	20,404	24,253
Accumulated depreciation	(13,351)	(12,342)
	$ 7,053	$ 11,911
ACCRUED EXPENSES:		
Compensation	$ 10,115	$ 8,288
Royalties	1,811	2,470
Taxes	1,406	1,513
Professional Services	1,087	652
Warranty	762	919
Other	393	621
Restructuring	92	739
	$ 15,666	$ 15,202

(In thousands, except per share amounts)

Note 3. Restructuring Charges

October 2003 Restructuring Program

As a result of disappointing financial results for the three months ended September 27, 2003 and continued weakness in information technology spending and global economic conditions and the related impact on our business, in October 2003 we implemented a restructuring program to further reduce expenses to align our operations and cost structure with current and projected market conditions (the "October 2003 restructuring program"). This restructuring program primarily included a reduction in the number of employees across all functions and locations and the closure and consolidation of certain offices.

The October 2003 restructuring program included a reduction in workforce of 45 employees, consisting of 10 employees in cost of service revenues, 16 employees in selling and marketing, 13 employees in research and development and six employees in general and administration. The costs related to the reduction in workforce include severance, fringe benefits and other related costs. These severed employees were not required to render service in order to receive termination benefits and were not required to render service beyond the minimum retention period.

The October 2003 restructuring program also included costs related to the closure and consolidation of certain office facilities. During the three months ended January 3, 2004, we vacated these offices and entered into agreements with the lessors to terminate the leases before the original lease term and paid a lease termination fee. In conjunction with the consolidation of certain offices, we also incurred certain costs to relocate employees and office furniture and equipment.

The significant components of the October 2003 restructuring program and the related restructuring charges, non-cash adjustments, cash payments and the remaining accrual as of July 3, 2004 were as follows:

	Employee Severance and Fringe Benefits	Facilities and Other Associated Costs	Total
Restructuring charges – fiscal 2004	$ 1,304	$ 508	$ 1,812
Non-cash adjustments – fiscal 2004	(99)	(15)	(114)
Adjusted restructuring charges	1,205	493	1,698
Cash payments – fiscal 2004	(1,205)	(493)	(1,698)
Accrual balance as of July 3, 2004	$ —	$ —	$ —

April 2003 Restructuring Program

In April 2003, we reorganized certain of our operations to reduce expenses and to better align our management structure with our strategic initiatives (the "April 2003 restructuring program"). The April 2003 restructuring program consisted of the elimination of certain positions within the Company, primarily at the Vice President and Director level.

(In thousands, except per share amounts)

The April 2003 restructuring program included a reduction in workforce of 13 employees, consisting of seven employees in selling and marketing, four employees in research and development and two employees in general and administration. The costs related to the reduction in workforce include severance, fringe benefits and other related costs.

The significant components of the April 2003 restructuring program and the related restructuring charges, non-cash adjustments, cash payments and the remaining accrual as of July 3, 2004 were as follows:

	Employee Severance and Fringe Benefits
Restructuring charge – fiscal 2003	$ 521
Cash payments – fiscal 2003	(265)
Accrual balance as of June 28, 2003	256
Cash payments – fiscal 2004	(259)
Non-cash adjustments – fiscal 2004	95
Accrual balance as of July 3, 2004	$ 92

The non-cash adjustments during fiscal 2004 reflect additional employee severance related costs. The April 2003 restructuring program was substantially completed during fiscal 2003, and the remaining cash payments are expected to be made through December 31, 2004

October 2002 Restructuring Program

As a result of continued weakness in information technology spending and global economic conditions and the related impact on our business, in October 2002 we implemented a restructuring program to reduce expenses to align our operations and cost structure with market conditions (the "October 2002 restructuring program"). This restructuring program primarily included a reduction in the number of employees across all functions and locations, a reduction in the use of independent contractors across all functions and locations and the closure of excess facilities.

The October 2002 restructuring program included a reduction in workforce of 86 employees, consisting of 32 employees in cost of service revenues, 28 employees in selling and marketing, 17 employees in research and development and nine employees in general and administration. The costs related to the reduction in workforce include severance, fringe benefits and other related costs.

The October 2002 restructuring program also included facility and lease costs related to the closure of certain excess facilities that we have exited and the termination of certain automotive lease contracts.

(In thousands, except per share amounts)

The significant components of the October 2002 restructuring program and the related charges, non-cash adjustments, cash payments and the remaining accrual as of July 3, 2004 were as follows:

	Employee Severance and Fringe Benefits	Facilities and Leases	Total
Restructuring charges – fiscal 2003	$ 3,348	$ 452	$ 3,800
Non-cash adjustments – fiscal 2003	(520)	(135)	(655)
Adjusted restructuring charges – fiscal 2003	2,828	317	3,145
Cash payments – fiscal 2003	(2,464)	(198)	(2,662)
Accrual balance as of June 28, 2003	364	119	483
Cash payments – fiscal 2004	(384)	(57)	(441)
Non-cash adjustments – fiscal 2004	20	(62)	(42)
Accrual balance as of July 3, 2004	$ —	$ —	$ —

The non-cash adjustments during fiscal 2004 reflect an unfavorable final settlement for an employee severance arrangement and favorable final settlement for certain lease arrangements.

October 2001 Restructuring Program

As a result of unfavorable global economic conditions and a reduction in information technology spending around the world and the related impact on the Company's business, in October 2001 the Company implemented a restructuring program to reduce expenses to align its operations and cost structure with market conditions (the "October 2001 restructuring program"). The October 2001 restructuring program included a reduction in the number of employees across all functions and locations, a reduction in the use of independent contractors across all functions and locations, termination of certain contracts and closure of excess facilities.

The October 2001 restructuring program included a reduction in workforce of 75 employees, consisting of 22 employees in cost of service revenues, 32 employees in selling and marketing, 13 employees in research and development and eight employees in general and administration. The costs related to the reduction in workforce include severance and fringe benefits. In the restructuring program, the Company also terminated the services of 34 independent contractors. There were no incremental costs to the Company related to the termination of the services of these independent contractors.

The October 2001 restructuring program also included facility and lease costs related to the closure of certain excess facilities and activities that the Company has exited and the termination of certain automotive lease contracts.

As a result of the October 2001 restructuring program, the Company canceled certain contracts related to terminated activities and programs that were either noncancelable or cancelable with penalty provisions. The costs related to the negotiated termination of these contracts are included in the restructuring charge as contract terminations.

(In thousands, except per share amounts)

During fiscal 2003 and 2002, the Company recorded adjustments of $243 and $390, respectively, to the October 2001 restructuring charge as a result of the favorable settlement of certain employee severance, lease and other contractual arrangements.

The significant components of the October 2001 restructuring program and related charges, non-cash adjustments, cash payments and the remaining accrual as of June 28, 2003 were as follows:

	Employee Severance and Fringe Benefits	Facilities and Leases	Contract Terminations	Total
Restructuring charges – fiscal 2002	$ 2,466	$ 514	$ 222	$ 3,202
Non-cash adjustments – fiscal 2002	(85)	(184)	(121)	(390)
Adjusted restructuring charges – fiscal 2002	2,381	330	101	2,812
Cash payments – fiscal 2002	(1,726)	(306)	(101)	(2,133)
Accrual balance as of June 29, 2002	655	24	—	679
Non-cash adjustments – fiscal 2003	(273)	30	—	(243)
Cash payments – fiscal 2003	(382)	(54)	—	(436)
Accrual balance as of June 28, 2003	$ —	$ —	$ —	$ —

Note 4: Professional Services Warranty

The Company records an estimate of professional services warranty based on historical activity. Warranty expense is included in cost of services and the related liability is included in accrued liabilities. The Company primarily satisfies its warranty obligations by providing in-kind services. The activity related to the Company's warranty accrual is presented below.

	July 3, 2004	June 28, 2003
Beginning accrual balance	$ 919	$ 1,060
Net provisions for warranty charged to cost of services	974	2,925
Payments made (in kind or in cash)	(1,131)	(3,066)
Ending accrual balance	$ 762	$ 919

(In thousands, except per share amounts)

Note 5: Income Taxes

The following is the geographic pretax loss:

	Year Ended		
	July 3, 2004	June 28, 2003	June 29, 2002
United States	$ (10,938)	$ (14,825)	$ (20,929)
Foreign	(5,089)	(9,514)	(7,776)
	$ (16,027)	$ (24,339)	$ (28,705)

During fiscal 2004 and fiscal 2003, the Company recorded provisions for income taxes of $182 and $141, respectively, primarily consisting of current U.S. federal, state and foreign taxes. No provision for income taxes was recorded in fiscal 2002 due to reported net losses.

At July 3, 2004, the Company had available U.S. federal and state net operating loss ("NOL") carryforwards and tax credits of approximately $142,792 and $274, respectively, to reduce future U.S. income taxes. These NOLs include deductions of approximately $8,499 related to certain stock option exercises. The tax benefit from the NOLs related to the exercise of stock options will be recorded as an increase to additional paid in capital as these NOLs are utilized. These U.S. federal and state NOLs and tax credit carryforwards expire in varying amounts commencing in fiscal 2005 through fiscal 2023, if not utilized. Use of these NOLs and tax credits may be limited due to certain changes in ownership.

At July 3, 2004, the Company also had NOLs in certain foreign countries aggregating approximately $40,384 that are also subject to certain limitations. These NOLs include deductions of approximately $10,667 related to certain stock option exercises. The tax benefit from the NOLs related to the exercise of stock options will be recorded as an increase to additional paid in capital as these NOLs are utilized. These NOLs expire in varying amounts commencing in fiscal 2005, if not utilized.

The Company does not provide U.S. taxes on its foreign subsidiaries' undistributed earnings as they are deemed to be permanently reinvested outside the U.S. Upon repatriation, the Company will provide the appropriate U.S. income taxes on these earnings.

The Company has recorded a valuation allowance against its deferred tax assets due to the fact it is more likely than not that these deferred tax assets will not be realized. Management regularly evaluates the realizability of its deferred tax assets and may adjust the valuation allowance based on such analysis.

(In thousands, except per share amounts)

The components of the deferred tax asset are as follows:

	As of	
	July 3, 2004	June 28, 2003
Net operating loss carryforwards	$ 49,723	$ 44,563
Deferred revenue	494	700
Accrued liabilities.	612	712
Allowance for doubtful accounts	530	783
Depreciation	1,612	240
Stock compensation	250	334
Tax credits	274	274
Other	170	338
Total deferred tax assets	53,665	47,944
Valuation allowance	(53,665)	(47,944)
Net deferred tax asset	$ —	$ —

The reconciliation between the statutory federal income tax rate and the Company's effective tax rate is as follows:

	July 3, 2004	June 28, 2003	June 29, 2002
U.S. federal statutory rate	(35.0)%	(35.0)%	(35.0)%
State tax, net of federal tax benefit	(1.7)	(0.7)	(2.3)
Foreign tax rate differential	0.6	(1.7)	(3.9)
Change in foreign tax rates	—	9.4	—
Nondeductible stock compensation expense	(2.7)	4.6	3.3
Other nondeductible expenses	1.6	1.3	1.4
Provision for valuation allowance	37.2	22.1	36.5
	—%	—%	—%

(In thousands, except per share amounts)

Note 6: Line of Credit and Debt

On December 23, 2003, the Company amended its $10,000 line of credit to extend the term of the agreement through December 26, 2004. The line of credit bears interest at the bank's prime rate (4.25% at July 3, 2004) plus 0.5% per annum on any outstanding balances. The Company did not have any borrowings outstanding under its line of credit as of July 3, 2004 and June 28, 2003. The line of credit prohibits the payment of cash dividends on the Company's common stock.

Note 7: Commitments and Contingencies

Commitments

The Company leases its facilities, automobiles and certain office equipment under various operating leases that expire through fiscal 2011. Certain of the facility leases require the Company to pay its proportionate share of building expenses and provide the Company with the option to renew its lease for an extended period. Aggregate rental expense under operating leases was approximately $4,834, $5,164 and $5,293 for fiscal 2004, 2003 and 2002, respectively.

Future minimum lease commitments, by fiscal year, as of July 3, 2004 are as follows:

Fiscal Year	Facilities	Autos and Equipment	Total
2005	$ 3,748	$ 626	$ 4,374
2006	3,313	379	3,692
2007	2,490	180	2,670
2008	2,288	23	2,311
2009	1,599	—	1,599
Thereafter	2,028	—	2,028
	$ 15,466	$ 1,208	$ 16,674

In connection with certain product development agreements with third-party software developers for technology integrated into certain Business Process Applications and Enterprise Integration products, the Company is required to pay prepaid software license fees and development fees. Prepaid software license fees and development fees due under these contracts aggregated $385 and $2,200, respectively at July 3, 2004 and will be paid through January 2006. The Company also enters into contractual arrangements with certain of its vendors. The guaranteed amounts due under these contractual arrangements aggregates $133 and are expected to be paid in varying amounts through June 30, 2005.

(In thousands, except per share amounts)

Contingencies

On April 19, 2002, a consolidated amended class action complaint was filed in the United States District Court for the Southern District of New York. The complaint, which superseded five virtually identical complaints that had been filed from July 24, 2001 to September 5, 2001, names as defendants the Company, two of its officers, and certain underwriters involved in the Company's initial public offering of common stock ("IPO"). The complaint is allegedly brought on behalf of purchasers of the Company's common stock during the period from February 29, 2000 to December 6, 2000 and asserts, among other things, that the Company's IPO prospectus and registration statement violated federal securities laws because they contained material misrepresentations and/or omissions regarding the conduct of the Company's IPO underwriters in allocating shares in the Company's IPO to the underwriters' customers. The action seeks damages, fees and costs associated with the litigation, and interest. The Company and its officers and directors believe that the allegations in the complaint are without merit and have defended the litigation vigorously. The litigation process is inherently uncertain and unpredictable, however, and there can be no guarantee as to the ultimate outcome of this pending lawsuit. Pursuant to a stipulation between the parties, the Company's two named officers were dismissed from the lawsuit, without prejudice, on October 9, 2002. On February 19, 2003, the Court ruled on a motion to dismiss the complaint that had been filed by the Company, along with the three hundred plus other publicly-traded companies that have been named by various plaintiffs in substantially similar lawsuits. The Court granted the Company's motion to dismiss the claim filed against it under Section 10(b) of the Securities Exchange Act of 1934, but denied the Company's motion to dismiss the claim filed against it under Section 11 of the Securities Act of 1933, as it denied the motions under this statute for virtually every other company sued in the substantially similar lawsuits.

In June 2003, the Company, implementing the determination made by a special independent committee of the Board of Directors, elected to participate in a proposed settlement agreement with the plaintiffs in this litigation. If ultimately approved by the Court, this proposed settlement would result in a dismissal, with prejudice, of all claims in the litigation against the Company and against any of the other issuer defendants who elect to participate in the proposed settlement, together with the current or former officers and directors of participating issuers who were named as individual defendants. The proposed settlement does not provide for the resolution of any claims against the underwriter defendants, and the litigation as against those defendants is continuing. The proposed settlement provides that the class members in the class action cases brought against the participating issuer defendants will be guaranteed a recovery of $1.0 billion by insurers of the participating issuer defendants. If recoveries totaling $1.0 billion or more are obtained by the class members from the underwriter defendants, however, the monetary obligations to the class members under the proposed settlement will be satisfied. In addition, the Company and any other participating issuer defendants will be required to assign to the class members certain claims that they may have against the underwriters of their IPOs.

The proposed settlement contemplates that any amounts necessary to fund the settlement or settlement-related expenses would come from participating issuers' directors and officers liability insurance policy proceeds as opposed to funds of the participating issuer defendants themselves. A participating issuer defendant could be required to contribute to the costs of the settlement if that issuer's insurance coverage were insufficient to pay that issuer's allocable share of the settlement costs. The Company expects that its insurance proceeds will be sufficient for these purposes and that it will not otherwise be required to contribute to the proposed settlement.

The parties to the proposed settlement have drafted formal settlement documents and requested preliminary approval by the Court of the proposed settlement, including the form of the notice of the proposed settlement that will be sent to members of the proposed classes in each settling case. Certain underwriters who were named as defendants in the settling cases, and who are not parties to the proposed settlement, have filed an opposition to preliminary approval of the proposed settlement of those cases. If preliminary Court approval is obtained, notice of the proposed settlement will be sent to the class members, and a motion will then be made for final Court approval of the proposed settlement. Consummation of the proposed settlement remains conditioned upon, among other things, receipt of both preliminary and final Court approval. Moreover, if the proposed settlement is not consummated, the Company believes that the underwriters may have an obligation to indemnify the Company for the legal fees and other costs of defending this suit. While the Company cannot guarantee the outcome of these proceedings, the Company believes that the final result of these actions will have no material effect on its consolidated financial condition, results of operations or cash flows.

The Company is from time to time a party to various other legal proceedings arising in the ordinary course of business. Management believes that the outcomes of these proceedings will not have a material adverse effect on the Company's financial position, results of operations or cash flows.

Indemnifications

The Company licenses software and sells services to its customers pursuant to contracts, which the Company refers to as a Software License Agreement ("SLA") and Master Services Agreement ("MSA"), respectively. Each SLA and MSA contains the relevant terms of the contractual arrangement with the customer and generally includes certain provisions for indemnifying the customer against losses, expenses, and liabilities from damages that are finally awarded against the customer by a court of competent jurisdiction or that are agreed to by the Company in a written settlement agreement in the event the Company's software or services performed by the Company are found to infringe upon a patent, copyright, trademark, or other proprietary right of a third-party. The SLA and MSA generally limit the scope of and remedies for such indemnification obligations in a variety of industry-standard respects, including but not limited to, certain time and geography based scope limitations and a right to replace an infringing product.

The Company believes its internal development processes and other policies and practices limit its exposure related to the indemnification provisions of the SLA and MSA. In addition, the Company requires its employees to sign a proprietary information and inventions agreement, which assigns the rights of its employees' development work to the Company. To date, the Company has not had to reimburse any of its customers for any losses related to these indemnification provisions and no material claims are outstanding as of July 3, 2004. For several reasons, including the lack of prior indemnification claims and the lack of a monetary liability limit for certain infringement cases under the SLA and MSA, the Company cannot determine the maximum amount of potential future payments, if any, related to such indemnification provisions.

(In thousands, except per share amounts)

Note 8: Stockholders' Equity

Common Stock

On January 21, 2003, the Board of Directors (the "Board") approved a stock repurchase program (the "Program") whereby the Company was authorized to repurchase up to $10,000 of its common stock, $0.01 par value per share. Any common stock repurchases under the Program were able to be made over the one year period that began on January 27, 2003 and were able to be made in the open market, through block trades or otherwise. Depending on market conditions and other factors, these purchases may be commenced or suspended at any time or from time to time without prior notice. During fiscal 2004, the Company did not purchase or retire any shares of its common stock under the Program. During fiscal 2003, the Company purchased and retired 300 shares of its common stock under the Program at an aggregate cost of $1,036. The Program terminated on January 26, 2004.

2000 Employee Stock Purchase Plan

In December 1999, the Board adopted the 2000 Employee Stock Purchase Plan (the "Purchase Plan") to be effective upon the completion of the Company's IPO. The Company has reserved a total of 1,350 shares of common stock for issuance under the Purchase Plan. On November 7, 2003, the stockholders of the Company approved an amendment to the Purchase Plan to increase the number of shares of common stock that may be issued pursuant to the Purchase Plan by 650 shares to 2,000 shares of common stock in the aggregate. Eligible employees may purchase common stock under the Purchase Plan at 85% of the lesser of the average market price of the Company's common stock on the first or last day of the applicable six month payment period. During fiscal 2004, 2003 and 2002, 290 shares, 469 shares and 229 shares, respectively, of common stock were purchased under the Purchase Plan.

Stock Option Plans

In January 2000, the Board adopted the 1999 Plan to be effective upon the completion of the Company's IPO. In each year from fiscal 2001 through fiscal 2004, the 1999 Plan has been amended to thereby increasing the number of shares of common stock issuable over the term of the 1999 Plan from 1,500 shares to 8,000 shares of common stock in the aggregate.

The 1999 Plan provides for the granting of incentive and nonqualified stock options, stock issuances and opportunities to make direct purchases of stock to employees, officers or consultants of the Company. Options may be granted at not less than the fair market value of the Company's common stock on the date of grant, as determined by the Board.

In fiscal 1996, the Company adopted the 1996 Plan and reserved 13,950 shares of the Company's common stock for issuance. The 1996 Plan provides for the granting of incentive stock options, nonqualified stock options and other stock rights. Options may be granted at not less than the fair market value of the Company's common stock on the date of grant, as determined by the Board.

(In thousands, except per share amounts)

The Company's 1987 Stock Option Plan (the "1987 Plan") has been terminated; however, options issued under the 1987 Plan remain outstanding. The 1987 Plan provided for the granting of both incentive stock options and nonqualified stock options. Incentive stock options were granted at the fair market value of the common stock on the date of grant, as determined by the Board.

Options granted under the 1999, 1996 and 1987 Plans generally vest over four years, except as noted below, and expire no later than ten years from the date of the grant. There were 2,505 shares available for future grant under the 1999 and 1996 Plans as of July 3, 2004.

On February 3, 2003, the Company announced that the Board approved a voluntary stock option exchange program (the "option exchange program"). The option exchange program provided eligible holders of outstanding, unexercised options to purchase shares of the Company's common stock issued pursuant to the 1996 Plan and the 1999 Plan with an exercise price of at least $5.00 per share the opportunity to tender such options in exchange for new replacement options. The ratios of new replacement options to options tendered pursuant to the option exchange program were as follows: 4 for 5 for options with exercise prices of $5.00 to $9.99; 3 for 5 for options with exercise prices of $10.00 to $19.99; and 2 for 5 for options with exercise prices of $20.00 or more. Members of the Company's Board and the Company's executive officers were not eligible to participate in the option exchange program. Options to purchase approximately 2,597 shares of the Company's common stock were tendered and cancelled on March 6, 2003 pursuant to the option exchange program, and the Company granted new replacement options to purchase an aggregate of approximately 1,216 shares of its common stock at an exercise price of $5.92 per share on September 8, 2003 in exchange for the tendered and cancelled options. The new replacement options had an exercise price equal to the fair market value of the Company's common stock on the date the new replacement options were granted and vest quarterly over a 30-month period. Accordingly, the Company did not record any stock-based compensation expense as a result of the option exchange program.

The following is a summary of the status of the Company's stock options as of July 3, 2004, June 28, 2003 and June 29, 2002 and the stock option activity for all stock option plans during the years ending on those dates:

	July 3, 2004		June 28, 2003		June 29, 2002	
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
OUTSTANDING:						
Beginning balance......	7,523	$ 6.54	10,279	$ 10.25	9,248	$ 8.60
Granted	4,314	$ 6.21	2,200	$ 5.70	3,706	$ 11.02
Exercised...............	(539)	$ 1.82	(705)	$ 0.66	(1,607)	$ 0.73
Canceled	(771)	$ 8.76	(4,251)	$ 15.94	(1,068)	$ 12.98
Ending balance...........	10,527	$ 6.49	7,523	$ 6.54	10,279	$ 10.25
EXERCISABLE............	6,056	$ 6.23	4,969	$ 5.22	4,986	$ 6.63

(In thousands, except per share amounts)

Information regarding options outstanding as of July 3, 2004 is as follows:

	Options Outstanding			Options Exercisable	
Range of Exercise Price	Shares	Weighted Average Remaining Contractual Life (Years)	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
$ 0.33 - $ 0.44......	2,406	3.48	$ 0.44	2,406	$ 0.44
$ 1.11 - $ 3.31......	882	6.24	$ 1.81	671	$ 1.34
$ 3.33 - $ 5.72......	807	8.02	$ 4.87	461	$ 4.65
$ 5.80 - $ 5.92......	2,835	9.06	$ 5.92	697	$ 5.92
$ 5.98 - $ 7.00......	1,166	8.35	$ 6.86	433	$ 6.94
$ 7.02 - $11.80......	1,091	8.44	$ 7.96	328	$ 8.30
$12.06 - $23.29......	903	6.75	$ 13.68	653	$ 13.72
$27.56 - $42.00......	437	6.15	$ 36.41	407	$ 36.41
	10,527	7.01	$ 6.49	6,056	$ 6.23

In connection with certain stock option grants to employees, the Company recorded deferred stock-based compensation of $13,574 and $4,080 in fiscal 2000 and fiscal 1999, respectively. Deferred stock-based compensation represents the difference between the option price and the deemed fair value of the Company's common stock on the date of grant and is reported as stock-based compensation, a component of stockholders' equity. Deferred stock-based compensation is amortized through charges to operations ratably over the vesting period of the options, which is generally four years. Stock-based compensation was $567, $3,195 and $3,910 for fiscal 2004, 2003 and 2002, respectively.

The Black-Scholes option pricing model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. Because the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its stock options.

The fair value of options granted in fiscal 2004, 2003 and 2002 have been determined using the Black-Scholes option pricing model and the following assumptions:

	Year Ended		
	July 3, 2004	June 28, 2003	June 29, 2002
Risk-free interest rate...	2.40 – 3.48%	1.89 – 3.41%	3.53 – 4.54%
Expected dividend yield	None	None	None
Expected lives..	4 years	4 years	4 years
Expected volatility...	90-120%	120%	110%

The weighted average fair value of options granted in fiscal 2004, 2003 and 2002 were $4.74, $4.48 and $8.03 per share, respectively.

(In thousands, except per share amounts)

Note 9: Employee Benefit Plans

Eligible employees of the Company's U.S. operations may elect to participate in the Company's 401(k) plan. The Company does not make contributions to the 401(k) plan. Employees of certain of the Company's subsidiaries are provided with savings plans to which the Company and the employee contribute. The Company's contributions to these plans aggregated $363, $240 and $195 in fiscal 2004, 2003 and 2002, respectively.

Note 10: Segment and Geographic Information

Operating segments are identified as components of an enterprise about which separate discrete financial information is available to the chief operating decision maker, or decision-making group, in assessing performance and allocating resources. The Company's decision-making group, its executive management team, views the Company's operations and manages its business principally as one segment with two offerings: PLM software and related services. The executive management team evaluates these offerings based on their respective gross margins. Therefore, the financial information presented in these financial statements represents all the material financial information related to the Company's principal operating segment.

Revenues, including exports in such regions, and property and equipment by significant geographic region are as follows:

	Year Ended		
	July 3, 2004	June 28, 2003	June 29, 2002
REVENUES:			
North America	$ 57,591	$ 63,655	$ 75,748
Europe	38,688	28,732	31,135
Japan	9,197	11,381	11,851
Asia/Pacific (excluding Japan)	3,607	5,640	2,729
Total international	51,492	45,753	45,715
	$ 109,083	$ 109,408	$ 121,463

The Company reports revenue in the geographic region of the customer at the time of the license. However, the customer may deploy licenses in other geographic regions.

	As of	
	July 3, 2004	June 28, 2003
PROPERTY AND EQUIPMENT, NET:		
North America	$ 6,216	$ 10,727
Europe	650	929
Japan	158	205
Asia/Pacific (excluding Japan)	29	50
Total international	837	1,184
	$ 7,053	$ 11,911

(In thousands, except per share amounts)

The Company's software products are primarily classified into three categories as set forth below. The software license revenues related to these software products are as follows.

	Year Ended		
	July 3, 2004	June 28, 2003	June 29, 2002
Matrix PLM Platform	$ 16,973	$ 18,051	$ 29,723
Business Process Applications	16,884	18,729	12,048
Enterprise Integrations	4,126	4,299	5,672
Total	$ 37,983	$ 41,079	$ 47,443

No one customer accounted for more than 10% of the Company's total revenues during fiscal 2004, 2003 or fiscal 2002.

Note 11: Subsequent Events

On August 4, 2004, the Company acquired Synchronicity Software, Inc. ("Synchronicity"), a provider of electronic design management, team collaboration and intellectual property reuse solutions for the global electronics industry, for an aggregate purchase price of $4,400 in cash and the issuance of approximately 2,300 shares of the Company's common stock. Additionally, the Company entered into a Registration Rights Agreement dated as of August 4, 2004 (the "Registration Rights Agreement"), providing that the Company will prepare and file a Registration Statement on Form S-3 (or such other appropriate form in accordance with the Registration Rights Agreement) to register such shares of the Company's common stock on September 1, 2004 or as promptly as practicable thereafter. The Company used its available cash and cash equivalents to fund the $4,400 in cash consideration.

The Company is currently finalizing its integration plan pursuant to the acquisition of Synchronicity, which is expected to result in the termination of certain employees of Synchronicity and the closure of certain Synchronicity facilities. In addition, the Company has engaged an independent valuation firm to assist in estimating the value of certain liabilities and identifiable intangible assets. The Company does not expect to finalize its integration plan or receive a final valuation report until the latter part of September 2004. Based on the Company's preliminary estimates, a significant portion of the acquisition price is expected to be allocated to goodwill and certain identifiable intangible assets. This preliminary estimate is subject to change once both the Company's integration plan and valuation report are finalized.

(In thousands, except per share amounts)

Note 12: Quarterly Financial Information (unaudited)

	Year Ended July 3, 2004				
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Total
Revenues	$ 23,241	$ 26,869	$ 28,958	$ 30,015	$ 109,083
Gross profit	$ 10,671	$ 13,145	$ 15,309	$ 16,908	$ 56,033
Net income (loss)	$ (6,688)	$ (7,151)	$ (2,811)	$ 441	$ (16,209)
Basic net income (loss) per share	$ (0.14)	$ (0.15)	$ (0.06)	$ 0.01	$ (0.33)
Diluted net income (loss) per share	$ (0.14)	$ (0.15)	$ (0.06)	$ 0.01	$ (0.33)
Shares used in computing basic net income (loss) per share	47,953	48,210	48,394	48,596	48,411
Shares used in computing diluted net income (loss) per share	47,953	48,210	48,394	51,445	48,411

	Year Ended June 28, 2003				
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Total
Revenues	$ 31,124	$ 28,018	$ 24,001	$ 26,265	$ 109,408
Gross profit	$ 16,205	$ 15,846	$ 11,906	$ 13,490	$ 57,447
Net loss	$ (6,142)	$ (9,384)	$ (5,268)	$ (3,686)	$ (24,480)
Basic and diluted net loss per share	$ (0.13)	$ (0.20)	$ (0.11)	$ (0.08)	$ (0.52)
Shares used in computing basic and diluted net loss per share	47,075	47,451	47,681	47,750	47,489

ITEM 9: CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A: CONTROLS AND PROCEDURES

As of July 3, 2004, our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has conducted an evaluation of the effectiveness of our disclosure controls and procedures. Based on that evaluation, our management, including our Chief Executive Officer and Chief Financial Officer, has concluded that our disclosure controls and procedures are effective to ensure that information we are required to disclose in reports that we file or submit under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission's rules and forms and that information required to be disclosed in such reports is accumulated and communicated to management, including our Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosures. Internal controls over financial reporting are procedures designed with the objective of providing reasonable assurance that our transactions are properly authorized, assets are safeguarded against unauthorized or improper use and transactions are properly recorded and reported; all to permit the preparation of our financial statements in conformity with generally accepted accounting principles.

There were no changes in our internal control over financial reporting during the fourth fiscal quarter ended July 3, 2004 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 9B: OTHER INFORMATION

None

PART III

Anything herein to the contrary notwithstanding, in no event are the sections entitled "Stock Performance Graph", "Compensation Committee Report on Executive Compensation" and "Audit Committee Report" to be incorporated by reference herein from the Company's definitive proxy statement (the "2004 Definitive Proxy Statement") for the Company's 2004 annual meeting of stockholders to be filed with the Securities and Exchange Commission within 120 days after the end of MatrixOne, Inc.'s fiscal year ended July 3, 2004.

ITEM 10: DIRECTORS AND EXECUTIVE OFFICERS OF THE REGISTRANT

Certain information concerning the directors and executive officers of the Company is incorporated by reference herein from the information contained in the section entitled "Occupations of Directors and Executive Officers" in the 2004 Definitive Proxy Statement.

The information concerning compliance with Section 16(a) of the Exchange Act required under this item is incorporated herein by reference from the information contained in the section entitled "Section 16(a) Beneficial Ownership Reporting Compliance" in the 2004 Definitive Proxy Statement.

ITEM 11: EXECUTIVE COMPENSATION

Certain information concerning executive compensation is incorporated herein by reference from the information contained in the section entitled "Compensation and Other Information Concerning Directors and Officers" in the 2004 Definitive Proxy Statement.

ITEM 12: SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

Certain information concerning security ownership of certain beneficial owners and management is incorporated herein by reference from the information contained in the section entitled "Security Ownership of Certain Beneficial Owners and Management" in the 2004 Definitive Proxy Statement.

ITEM 13: CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Certain information concerning certain relationships and related transactions is incorporated herein by reference from the information contained in the section entitled "Certain Relationships and Related Transactions" in the 2004 Definitive Proxy Statement.

ITEM 14: PRINCIPAL ACCOUNTANT FEES AND SERVICES

Certain information concerning certain principal accountant fees and services is incorporated herein by reference from the information contained in the section entitled "Accounting Fees" in the 2004 Definitive Proxy Statement.

PART IV

ITEM 15: EXHIBITSAND FINANCIAL STATEMENT SCHEDULES

(a) (1) FINANCIAL STATEMENTS

The following Consolidated Financial Statements of the Company are filed as part of this report:
Report of Independent Registered Public Accounting Firm
Consolidated Balance Sheets as of July 3, 2004 and June 28, 2003
Consolidated Statements of Operations for the years ended July 3, 2004, June 28, 2003 and June 29, 2002
Consolidated Statements of Stockholders' Equity for the years ended July 3, 2004, June 28, 2003 and June 29, 2002
Consolidated Statements of Cash Flows for the years ended July 3, 2004, June 28, 2003 and June 29, 2002
Notes to Consolidated Financial Statements

(2) FINANCIAL STATEMENT SCHEDULES

The following financial statement schedule of MatrixOne, Inc. for each of the fiscal years ended July 3, 2004, June 28, 2003 and June 29, 2002 is filed as part of this report and should be read in conjunction with the Consolidated Financial Statements and related notes thereto of MatrixOne, Inc.

	Page Number
Schedule II-Valuation and Qualifying Accounts and Reserves	S-II

Schedules other than those listed above have been omitted since they are either not required, not applicable, or the information has otherwise been included.

(3) INDEX TO EXHIBITS

Exhibit No.	Description
3.1(1)	Amended and Restated Certificate of Incorporation
3.2(1)	Amended and Restated By-laws
4.1(1)	Specimen certificate representing the common stock
10.1(1)	Amended and Restated 1987 Stock Option Plan
10.2(1)	2000 Employee Stock Purchase Plan
10.3(1)	Amended and Restated Registration Rights, Restricted Stock and Stock Option Agreement by and among the Company and certain stockholders of the Company dated as of October 11, 1998
10.4(1)	Amendment No. 1 to Amended and Restated Registration Rights, Restricted Stock and Stock Option Agreement by and among the Company and certain stockholders of the Company dated as of June 26, 1991
10.5(1)	Amendment No. 2 to Amended and Restated Registration Rights, Restricted Stock and Stock Option Agreement by and among the Company and certain stockholders of the Company dated as of August 19, 1991
10.6(1)	Amendment No. 3 to Amended and Restated Registration Rights, Restricted Stock and Stock Option Agreement by and among the Company and certain stockholders of the Company dated as of October 1, 1997
10.7(1)	Amendment No. 4 to Amended and Restated Registration Rights, Restricted Stock and Stock Option Agreement by and among the Company and certain stockholders of the Company dated as of June 17, 1999
10.8(1)	Amended and Restated Stockholders Agreement by and among the Company and the stockholders listed therein dated as of June 17, 1999
10.9(1)	Office Lease by and between the Company and New Boston Chelmsford Limited Partnership dated March 2, 1994
10.10(1)	Loan and Security Agreement between the Company and Silicon Valley Bank dated as of December 29, 1998
10.11(1)(*)	Letter Agreement between the Company and Maurice L. Castonguay dated as of January 11, 1999
10.12(1)	Agreement between the Company and Oracle Corporation dated as of May 22, 1996
10.13(1)	Loan Modification Agreement between the Company and Silicon Valley Bank dated as of September 28, 1999
10.14(1)	Loan Modification Agreement between the Company and Silicon Valley Bank dated as of December 28, 1999
10.15(4)	Loan Modification Agreement between the Company and Silicon Valley Bank dated as of August 18, 2000
10.16(5)(*)	Employment Agreement dated November 1, 2000 between the Company and Mark F. O'Connell
10.17(6)	Sublease and Consent Agreement made as of December 1, 2000 by and between Veryfine Products, Inc. and the Company
10.18(6)	Loan Modification Agreement dated December 29, 2000 between the Company and Silicon Valley Bank
10.19(7)	Office Lease by and between the Company and Crown Milford LLC dated May 31, 2001
10.20(8)	Loan Modification Agreement between the Company and Silicon Valley Bank dated as of December 29, 2001
10.21(9)(*)	Letter agreement dated June 21, 2002 between the Company and John Fleming
10.22(10)	Loan Modification Agreement between the Company and Silicon Valley Bank dated as of December 24, 2002

10.23(11)	Third Amended and Restated 1996 Stock Plan
10.24(11)	Amended and Restated 1999 Stock Plan
10.25(12)(*)	Letter agreement dated April 15, 2003 between the Company and Janet Heppner-Jones
10.26(13)	Loan Modification Agreement between the Company and Silicon Valley Bank dated as of December 23, 2003
10.27(13)(*)	Employment Agreement between the Company and Mark F. O'Connell dated as of October 21, 2003
10.28(13)(*)	Employment Letter between the Company and Sam Zawaideh dated as of November 3, 2003
10.29(13)(*)	Employment Letter between the Company and Mike Segal dated as of November 6, 2003
10.30(13)(*)	Employment Letter between the Company and John Fleming dated as of November 5, 2003
10.31(13)(*)	Employment Letter between the Company and Janet Heppner-Jones dated as of November 1, 2003
10.32(13)(*)	Employment Letter between the Company and David McNelis dated as of November 7, 2003
10.33(14)(*)	Employment Letter between the Company and David DeMaria dated as of March 25, 2004
10.34(14)(*)	Employment Letter between the Company and David DeMaria dated as of April 1, 2004
10.35(14)(*)	Employment Letter between the Company and Deborah Deputat dated as of March 25, 2004
10.36(14)(*)	Employment Letter between the Company and Deborah Deputat dated as of March 25, 2004
10.37(15)	Agreement and Plan of Merger by and among the Company, MatrixOne International, Inc., Insync Merger Corporation, Synchronicity Software, Inc., the noteholders and certain stockholders of Synchronicity Software, Inc. and James Furnivall as the representative, dated as of June 4, 2004
21.1	Subsidiaries of the Company
23.1	Consent of Ernst & Young LLP
24.1	Power of Attorney (see page 84)
31.1	Rule 13a-14(a)/15d-14(a) Certification of Chief Executive Officer
31.2	Rule 13a-14(a)/15d-14(a) Certification of Chief Financial Officer
32.1	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
32.2	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

---

(1) Incorporated herein by reference to the exhibits to the Company's Registration Statement on Form S-1 (File No. 333-92731).

(2) Incorporated herein by reference to Exhibit 4.5 to the Company's Registration Statement on Form S-8 (File No. 333-66458).

(3) Incorporated herein by reference to the exhibits to the Registration Statement on Form S-8 (File No. 333-81176).

(4) Incorporated herein by reference to the exhibits to the Company's Annual Report on Form 10-K for the year ended July 1, 2000.

(5) Incorporated herein by reference to the exhibits to the Company's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2000.

(6) Incorporated herein by reference to the exhibits to the Company's Quarterly Report on Form 10-Q for the quarterly period ended December 30, 2000.

(7) Incorporated herein by reference to the exhibits to the Company's Annual Report on Form 10-K for the year ended June 30, 2001.

(8) Incorporated herein by reference to the exhibits to the Company's Quarterly Report on Form 10-Q for the quarterly period ended December 29, 2001.

(9) Incorporated herein by reference to the exhibits to the Company's Annual Report on Form 10-K for the year ended June 29, 2002.

(10) Incorporated herein by reference to the exhibits to the Company's Quarterly Report on Form 10-Q for the quarterly period ended December 28, 2002.

(11) Incorporated herein by reference to the exhibits to the Company's Tender Offer Statement on Schedule TO (File No. 005-60481).

(12) Incorporated herein by reference to the exhibits to the Company's Annual Report on Form 10-K for the year ended June 28, 2003.
(13) Incorporated herein by reference to the exhibits to the Company's Quarterly Report on Form 10-Q for the quarterly period ended January 3, 2004.
(14) Incorporated herein by reference to the exhibits to the Company's Quarterly Report on Form 10-Q for the quarterly period ended April 3, 2004.
(15) Incorporated herein by reference to the exhibits to the Company's Current Report on Form 8-K filed on June 7, 2004.
(*) Indicates a management contract or any compensatory plan, contract or arrangement.

(b) EXHIBITS

The Company hereby files as part of this Annual Report on Form 10-K the exhibits listed in Item 15(a)(3) above. Exhibits which are incorporated herein by reference can be inspected and copied at the public reference facilities maintained by the Commission, 450 Fifth Street NW, Room 1024, Washington, D.C. and at the Commission's regional offices at 219 South Dearborn Street, Room 1204, Chicago, Illinois; 76 Federal Plaza, Room 1102, New York, New York and 5757 Wilshire Boulevard, Suite 1710, Los Angeles, California. Copies of such material can also be obtained from the Public Reference Section of the Commission, 450 Fifth Street, NW, Washington, D.C. 20549, at prescribed rates.

(c) FINANCIAL STATEMENT SCHEDULES

The Company hereby files as part of this Annual Report on Form 10-K the consolidated financial statement schedules listed in Item 15(a)(2) above.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Company has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MATRIXONE, INC.

Date: August 27, 2004

By: /s/ MARK F. O'CONNELL
Mark F. O'Connell
President and Chief Executive Officer

POWER OF ATTORNEY AND SIGNATURES

The undersigned officers and directors of MatrixOne, Inc. hereby constitute and appoint Mark F. O'Connell and Gary D. Hall, and each of them singly, with full power of substitution, our true and lawful attorneys-in-fact and agents to sign for us in our names in the capacities indicated below any and all amendments to this Annual Report on Form 10-K and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission.

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Company and in the capacities and on the dates indicated.

Signature	Title(s)	Date
/s/ Mark F. O'Connell **Mark F. O'Connell**	President, Chief Executive Officer and Director (principal executive officer)	August 27, 2004
/s/ Gary D. Hall **Gary D. Hall**	Acting Chief Financial Officer and Treasurer (principal financial and accounting officer)	August 27, 2004
/s/ Gregory R. Beecher **Gregory R. Beecher**	Director	August 27, 2004
/s/ W. Patrick Decker **W. Patrick Decker**	Director	August 27, 2004
/s/ Daniel J. Holland **Daniel J. Holland**	Director	August 27, 2004
/s/ Charles R. Stuckey, Jr. **Charles R. Stuckey, Jr.**	Director	August 27, 2004

MATRIXONE, INC.

VALUATION AND QUALIFYING ACCOUNTS AND RESERVES
(in thousands)

Description	Balance at Beginning of Period	Charged to Costs and Expenses	Charged to Other Accounts	Deductions	Balance at End of Period
Allowance for Doubtful Accounts:					
July 3, 2004	$ 2,186	$ (730)[1]	$ —	$ (2)	$ 1,454
June 28, 2003	$ 2,371	$ 375	$ —	$ (560)	$ 2,186
June 29, 2002	$ 1,387	$ 1,351	$ —	$ (367)	$ 2,371

(1) Amount represents a revision of an estimate reducing the allowance for doubtful accounts.

EXHIBIT INDEX

Exhibit No.	Description
3.1(1)	Amended and Restated Certificate of Incorporation
3.2(1)	Amended and Restated By-laws
4.1(1)	Specimen certificate representing the common stock
10.1(1)	Amended and Restated 1987 Stock Option Plan
10.2(1)	2000 Employee Stock Purchase Plan
10.3(1)	Amended and Restated Registration Rights, Restricted Stock and Stock Option Agreement by and among the Company and certain stockholders of the Company dated as of October 11, 1998
10.4(1)	Amendment No. 1 to Amended and Restated Registration Rights, Restricted Stock and Stock Option Agreement by and among the Company and certain stockholders of the Company dated as of June 26, 1991
10.5(1)	Amendment No. 2 to Amended and Restated Registration Rights, Restricted Stock and Stock Option Agreement by and among the Company and certain stockholders of the Company dated as of August 19, 1991
10.6(1)	Amendment No. 3 to Amended and Restated Registration Rights, Restricted Stock and Stock Option Agreement by and among the Company and certain stockholders of the Company dated as of October 1, 1997
10.7(1)	Amendment No. 4 to Amended and Restated Registration Rights, Restricted Stock and Stock Option Agreement by and among the Company and certain stockholders of the Company dated as of June 17, 1999
10.8(1)	Amended and Restated Stockholders Agreement by and among the Company and the stockholders listed therein dated as of June 17, 1999
10.9(1)	Office Lease by and between the Company and New Boston Chelmsford Limited Partnership dated March 2, 1994
10.10(1)	Loan and Security Agreement between the Company and Silicon Valley Bank dated as of December 29, 1998
10.11(1)(*)	Letter Agreement between the Company and Maurice L. Castonguay dated as of January 11, 1999
10.12(1)	Agreement between the Company and Oracle Corporation dated as of May 22, 1996
10.13(1)	Loan Modification Agreement between the Company and Silicon Valley Bank dated as of September 28, 1999
10.14(1)	Loan Modification Agreement between the Company and Silicon Valley Bank dated as of December 28, 1999
10.15(4)	Loan Modification Agreement between the Company and Silicon Valley Bank dated as of August 18, 2000
10.16(5)(*)	Employment Agreement dated November 1, 2000 between the Company and Mark F. O'Connell
10.17(6)	Sublease and Consent Agreement made as of December 1, 2000 by and between Veryfine Products, Inc. and the Company
10.18(6)	Loan Modification Agreement dated December 29, 2000 between the Company and Silicon Valley Bank
10.19(7)	Office Lease by and between the Company and Crown Milford LLC dated May 31, 2001
10.20(8)	Loan Modification Agreement between the Company and Silicon Valley Bank dated as of December 29, 2001
10.21(9)(*)	Letter agreement dated June 21, 2002 between the Company and John Fleming
10.22(10)	Loan Modification Agreement between the Company and Silicon Valley Bank dated as of December 24, 2002

10.23(11)	Third Amended and Restated 1996 Stock Plan
10.24(11)	Amended and Restated 1999 Stock Plan
10.25(12)(*)	Letter agreement dated April 15, 2003 between the Company and Janet Heppner-Jones
10.26(12)	Loan Modification Agreement between the Company and Silicon Valley Bank dated as of December 23, 2003
10.27(13)(*)	Employment Agreement between the Company and Mark F. O'Connell dated as of October 21, 2003
10.28(13)(*)	Employment Letter between the Company and Sam Zawaideh dated as of November 3, 2003
10.29(13)(*)	Employment Letter between the Company and Mike Segal dated as of November 6, 2003
10.30(13)(*)	Employment Letter between the Company and John Fleming dated as of November 5, 2003
10.31(13)(*)	Employment Letter between the Company and Janet Heppner-Jones dated as of November 1, 2003
10.32(13)(*)	Employment Letter between the Company and David McNelis dated as of November 7, 2003
10.33(14)(*)	Employment Letter between the Company and David DeMaria dated as of March 25, 2004
10.34(14)(*)	Employment Letter between the Company and David DeMaria dated as of April 1, 2004
10.35(14)(*)	Employment Letter between the Company and Deborah Deputat dated as of March 25, 2004
10.36(14)(*)	Employment Letter between the Company and Deborah Deputat dated as of March 25, 2004
10.37(15)	Agreement and Plan of Merger by and among the Company, MatrixOne International, Inc., Insync Merger Corporation, Synchronicity Software, Inc., the noteholders and certain stockholders of Synchronicity Software, Inc. and James Furnivall as the representative, dated as of June 4, 2004
21.1	Subsidiaries of the Company
23.1	Consent of Ernst & Young LLP
24.2	Power of Attorney (see page 84)
31.1	Rule 13a-14(a)/15d-14(a) Certification of Chief Executive Officer
31.2	Rule 13a-14(a)/15d-14(a) Certification of Chief Financial Officer
32.1	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
32.2	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

---

(1) Incorporated herein by reference to the exhibits to the Company's Registration Statement on Form S-1 (File No. 333-92731).

(2) Incorporated herein by reference to Exhibit 4.5 to the Company's Registration Statement on Form S-8 (File No. 333-66458).

(3) Incorporated herein by reference to the exhibits to the Registration Statement on Form S-8 (File No. 333-81176).

(4) Incorporated herein by reference to the exhibits to the Company's Annual Report on Form 10-K for the year ended July 1, 2000.

(5) Incorporated herein by reference to the exhibits to the Company's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2000.

(6) Incorporated herein by reference to the exhibits to the Company's Quarterly Report on Form 10-Q for the quarterly period ended December 30, 2000.

(7) Incorporated herein by reference to the exhibits to the Company's Annual Report on Form 10-K for the year ended June 30, 2001.

(8) Incorporated herein by reference to the exhibits to the Company's Quarterly Report on Form 10-Q for the quarterly period ended December 29, 2001.

(9) Incorporated herein by reference to the exhibits to the Company's Annual Report on Form 10-K for the year ended June 29, 2002.

(10) Incorporated herein by reference to the exhibits to the Company's Quarterly Report on Form 10-Q for the quarterly period ended December 28, 2002.

(11) Incorporated herein by reference to the exhibits to the Company's Tender Offer Statement on Schedule TO (File No. 005-60481).

(12) Incorporated herein by reference to the exhibits to the Company's Annual Report on Form 10-K for the year ended June 28, 2003.

(13) Incorporated herein by reference to the exhibits to the Company's Quarterly Report on Form 10-Q for the quarterly period ended January 3, 2004.

(14) Incorporated herein by reference to the exhibits to the Company's Quarterly Report on Form 10-Q for the quarterly period ended April 3, 2004.

(15) Incorporated herein by reference to the exhibits to the Company's Current Report on Form 8-K filed on June 7, 2004.

(*) Indicates a management contract or any compensatory plan, contract or arrangement.

EXHIBIT 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the Registration Statements (Form S-8 Nos. 333-66458, 333-81176, 333-35310 and 333-111610) pertaining to the 1987 Stock Option Plan, Third Amended and Restated 1996 Stock Plan, Amended and Restated 1999 Stock Plan and 2000 Employee Stock Purchase Plan of MatrixOne, Inc. of our report dated July 29, 2004, with respect to the consolidated financial statements and schedule of MatrixOne, Inc. included in the Annual Report (Form 10-K) for the year ended July 3, 2004.

/s/ Ernst & Young LLP

Boston, Massachusetts
August 26, 2004

EXHIBIT 31.1

CERTIFICATION

I, Mark F. O'Connell, certify that:

1. I have reviewed this Annual Report on Form 10-K of MatrixOne, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the registrant and have:

    a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

    b) [Paragraph omitted in accordance with SEC transition instructions contained in SEC Release 34-47986 dated June 5, 2003]

    c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

    d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

    a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

    b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: August 27, 2004

/s/ Mark F. O'Connell
Mark F. O'Connell
President and Chief Executive Officer

EXHIBIT 31.2

CERTIFICATION

I, Gary D. Hall, certify that:

1. I have reviewed this Annual Report on Form 10-K of MatrixOne, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the registrant and have:

   a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   b) [Paragraph omitted in accordance with SEC transition instructions contained in SEC Release 34-47986 dated June 5, 2003]

   c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: August 27, 2004

/s/ Gary D. Hall
Gary D. Hall
Acting Chief Financial Officer and Treasurer

EXHIBIT 32.1

CERTIFICATION OF CHIEF EXECUTIVE OFFICER PURSUANT TO 18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with this Annual Report on Form 10-K of MatrixOne, Inc. (the "Company") for the fiscal year ended July 3, 2004, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Mark F. O'Connell, President and Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002, that:

(1) the Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended, and

(2) the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ Mark F. O'Connell
Mark F. O'Connell
President and Chief Executive Officer

August 27, 2004

EXHIBIT 32.2

CERTIFICATION OF CHIEF FINANCIAL OFFICER PURSUANT TO 18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with this Annual Report on Form 10-K of MatrixOne, Inc. (the "Company") for the fiscal year ended July 3, 2004, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Gary D. Hall, Acting Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002, that:

(1) the Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended, and

(2) the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ Gary D. Hall
Gary D. Hall
Acting Chief Financial Officer

August 27, 2004

CORPORATE INFORMATION

DIRECTORS

Gregory R. Beecher
Vice President, Chief Financial Officer
and Treasurer
Teradyne, Inc.

W. Patrick Decker
Director and Former President
and Chief Operating Officer
Kronos Incorporated

David G. DeWalt
Executive Vice President
EMC Corporation

Daniel J. Holland
Senior Advisor and Partner
One Liberty Ventures

James F. Morgan
President
International Federation for
Family Development

Mark F. O'Connell
President and
Chief Executive Officer
MatrixOne, Inc.

Charles R. Stuckey, Jr.
Director and Former Chairman of the
Board and Chief Executive Officer
RSA Security, Inc.

EXECUTIVE OFFICERS

Mark F. O'Connell
President and
Chief Executive Officer

David R. DeMaria
Senior Vice President of
Worldwide Marketing

John C. Fleming
Senior Vice President,
GM Electronics Business Unit

Gary D. Hall
Vice President and Corporate Controller
and Acting Chief Financial Officer
and Treasurer

Janet I. Heppner-Jones
Senior Vice President of
Worldwide Field Operations

David W. McNelis
Senior Vice President of Engineering

Michael Segal
Senior Vice President of Customer Success

Deborah A. Mulryan
Senior Vice President of Human Resources

Sam Zawaideh
Senior Vice President of Products
and Solutions

FINANCIAL INFORMATION

The accompanying Annual Report on Form 10-K for the fiscal year ended July 3, 2004 does not contain exhibits. These exhibits have been filed with the Securities and Exchange Commission. Upon request to our Office of Investor Relations, the Company will furnish, without charge, any such exhibits, as well as copies of periodic reports filed with the Securities and Exchange Commission and additional information about the Company, its products, and the markets it serves.

You can sign up for the Company's email alert system at www.matrixone.com/investor, which will give you email notification of updates to the Company's investor relations Website.

STOCK LISTING

NASDAQ National Market Trading Symbol: MONE

ANNUAL MEETING

The Annual Meeting of Stockholders will be held at 10:00 A.M. on November 5, 2004, at:

MatrixOne Customer Success Center
Thomas Edison Room
210 Littleton Road
Westford, MA 01886

INDEPENDENT AUDITORS

Ernst & Young, LLP
Boston, Massachusetts

LEGAL COUNSEL

Testa, Hurwitz & Thibeault, LLP
Boston, Massachusetts

TRANSFER AGENT AND REGISTRAR

EquiServe Trust Company, N.A. is the transfer agent and registrar for the Company's common stock and maintains stockholder accounting records. The transfer agent will respond to questions regarding changes in address, name, or ownership; lost certificates; and consolidation of accounts. A change of address should be reported promptly by sending a signed and dated letter to EquiServe Trust Company, N.A.

Stockholders should state the name in which the stock is registered, account number, social security number, certificate number, and the new address. Please mail correspondence to:

EquiServe Trust Company, N.A.
PO Box 219045
Kansas City, MO 64121-9045
816.843.4299
www.equiserve.com

MatrixOne

CORPORATE OFFICE

MatrixOne, Inc.
210 Littleton Road
Westford, Massachusetts 01886
Corporate Telephone: 978 589 4000
Investor Relations Telephone: 978 589 4040
MatrixOne.com

Matrix

210 LITTLETON ROAD
WESTFORD, MA 01886
978 589 4000
MatrixOne.com

MONE-AR-04